Confidential Draft No. 2 as confidentially submitted to the U.S. Securities and Exchange Commission on January 18, 2023. This draft registration statement has not been publicly filed with the U.S. Securities and
Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

________________

Bgin Blockchain Limited
(Exact name of registrant as specified in its charter)

________________

Cayman Islands	7374	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1235, The Chelsea
69 Jervois Street, Sheung Wan
Hong Kong
+852 5983 4393
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

________________

(Name, address, including zip code, and telephone number, including area code, of agent for service)

________________

Copies to:

Ying Li, Esq. Guillaume de Sampigny, Esq. Hunter Taubman Fischer & Li LLC 48 Wall Street, Suite 1100 New York, New York 10005 (212) 530-2206	Arila Er Zhou, Esq. Anna Jinhua Wang, Esq. Robinson & Cole LLP Chrysler East Building 666 Third Avenue, 20th Floor New York, NY 10017 (212) 451-2908

________________

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐

____________

†        The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the United States Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED            , 2023

Class A Ordinary Shares

Bgin Blockchain Limited

This is an initial public offering of the Class A ordinary shares of Bgin Blockchain Limited (“Bgin,” the “Company,” “our Company,” “we,” “our,” “ours,” or “us”). We are offering on a firm commitment basis our Class A ordinary shares, par value US$0.001 per share. We expect the initial public offering price to be in the range of US$            to US$            per Class A ordinary share.

Prior to this offering, there has been no public market for our Class A ordinary shares. We plan to apply to list our Class A ordinary shares on the Nasdaq Stock Market under the symbol “            ”. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Class A ordinary shares will be approved for listing on the Nasdaq Stock Market.

Investing in our Class A ordinary shares involves a high degree of risk, including the risk of losing your entire investment.    See “Risk Factors” beginning on page 19 to read about factors you should consider before buying our Class A ordinary shares.

Our issued and outstanding share capital consists of Class A ordinary shares and Class B ordinary shares. After the completion of this offering, Mr. Qingfeng Wu, our founder and chief executive officer, through Decho Investment Limited, will beneficially own            % of our total issued and outstanding Class A ordinary shares and 100% of our total issued and outstanding Class B ordinary shares, representing            % of our total voting power, assuming the option to purchase additional Class A ordinary shares is exercised by the underwriter in full. As a result, we will be a “controlled company” as defined under Nasdaq Listing Rules 5615(c). As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. However, we do not currently intend to elect to opt out of corporate governance requirements under the Nasdaq Listing Rules as a result of being a “controlled company.” See “Risk Factors — Risks Related to Our Corporate Structure.”

We are an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public company reporting requirements. See “Risk Factors” and “Prospectus Summary — Implications of our being an ‘Emerging Growth Company’” on pages 19 and 16, respectively.

This prospectus refers to (i) Bgin Blockchain Limited, a Cayman Islands holding company, as the “Company,” “Bgin”, “we”, “our” and “us”, and (ii) the Company’s subsidiaries as “our subsidiaries” or the “subsidiaries”. The Cayman Islands holding company does not conduct any business operations and the Company’s subsidiaries are entities that conduct business operations in Hong Kong and the U.S. Investors in our Class A ordinary shares and other equity securities we issue are not purchasing equity interests in our subsidiaries but instead are purchasing equity interests in the Company, the ultimate Cayman Islands holding company.

Bgin is not an operating company in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), but an exempted limited company incorporated in the Cayman Islands. As a limited company with no material operations, our operations are conducted by our subsidiaries, including our subsidiary in Hong Kong, Bgin Tech Limited, or “Bgin HK”, and our subsidiaries in the U.S., Bgin Infrastructure, LLC (“Bgin Infrastructure US”) and BGIN MANAGEMENT, LLC (“Bgin Management”). This is an offering of the Class A ordinary shares of Bgin Blockchain Limited, an exempted company incorporated in the Cayman Islands, instead of shares of our operating entities. This structure involves unique risks to the investors as you may never directly hold any equity interest in our operating subsidiaries, and our ability to receive dividends and other contribution from our subsidiaries in Hong Kong is significantly affected by regulations promulgated by Hong Kong or PRC authorities. Any change in the interpretation of existing rules and regulations or the promulgation of new rules and regulations would likely result in a material change in the operations of our operating entities and/or a material change in the value of the securities we are registering for sale, including that such event could cause the value of such securities to significantly decline or become worthless. See “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China — Uncertainties arising from the legal system in Mainland China, including uncertainties regarding the interpretation and enforcement of laws in Mainland China and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer our securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the Class A ordinary shares to significantly decline in value or become worthless” on page 22.

(Prospectus cover continued on the following page.)

	Per Share	Total
Initial public offering price	$	$
Underwriter discounts(1)	$	$
Proceeds to us, before expenses(2)	$	$

____________

(1)         See “Underwriting” in this prospectus for more information regarding our arrangements with the underwriter.

(2)         We expect our total cash expenses for this offering (including cash expenses payable to our underwriter for its out-of-pocket expenses) to be approximately $            , exclusive of the above discounts. In addition, we will pay additional items of value in connection with this offering that are viewed by the Financial Industry Regulatory Authority, or FINRA, as underwriting compensation. These payments will further reduce proceeds available to us before expenses. See “Underwriting.”

This offering is being conducted on a firm commitment basis. The underwriter is obligated to take and pay for all of the Class A ordinary shares if any such shares are taken. We have granted the underwriter an option for a period of 45 days after the closing of this offering to purchase up to 15% of the total number of the Class A ordinary shares to be offered by us pursuant to this offering (excluding Class A ordinary shares subject to this option), solely for the purpose of covering over-allotments, at the public offering price less the underwriting discounts. If the underwriter exercises the option in full, the total underwriting discounts payable will be $            based on an assumed offering price of $            per Class A ordinary share, and the total gross proceeds to us, before underwriting discounts and expenses, will be $            .

Neither the U.S. Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriter expects to deliver the Class A ordinary shares to purchasers in the offering on or about            , 2023.

Chardan

Prospectus dated            , 2023

(Prospectus cover continued from preceding page.)

A majority of our operations are conducted by Bgin HK, our subsidiary in Hong Kong. As such, we are subject to certain legal and operational risks associated with such operating subsidiary being based in Hong Kong and having all of its operations to date in Hong Kong. Pursuant to the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. The Basic Law expressly provides that the national laws of the PRC which may be listed in Annex III of the Basic Law shall be confined to those relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong. The basic policies of the PRC regarding Hong Kong as a special administrative region of the PRC are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”.

In addition, through our Hong Kong operating subsidiary, Bgin HK, we entered into an agreement with our affiliated entity, Shenzhen Bgin Technology Co., Ltd., a company formed in the PRC, pursuant to which Shenzhen Bgin agreed to provide research and development services and administrative services to Bgin HK. Historically, from March 2019 to May 2022, Bgin HK also entered into a series of agreements with Shenzhen Bgin and its subsidiary, Zhongshan Bgin Technology Co., Ltd., a company formed in the PRC, pursuant to which our affiliated entities provided services to Bgin HK with respect to the manufacturing of mining machines and the operation of mining farms in the PRC. See “Prospectus Summary — Agreements with Our Affiliated Entities in the PRC.” Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including a cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement, which may in the future impact our ability to conduct out business, accept foreign investments or list on a U.S. or other foreign exchange if we were to become subject to such regulations. In light of the PRC government’s recent expansion of authority in Hong Kong, we may be subject to uncertainty about any future actions of the PRC government or authorities in Hong Kong, and it is possible that all the legal and operational risks associated with being based in and having operations in the PRC may also apply to operations in Hong Kong in the future. There is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong. The PRC government has intervened and may continue to intervene or influence our current and future operations in Hong Kong at any time, or may exert more oversight and control over offerings conducted overseas and/or foreign investment in issuers like ourselves. If certain PRC laws and regulations were to become applicable to a company such as us in the future, the application of such laws and regulations may have a material adverse impact on our business, financial condition and results of operations, and significantly limited or completely hinder our ability to continue our operations and/or our ability to offer or continue to offer securities to investors, any of which may cause the value of our securities, including the Class A ordinary shares, to significantly decline or become worthless. See “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China — Uncertainties arising from the legal system in Mainland China, including uncertainties regarding the interpretation and enforcement of laws in Mainland China and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer our securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the Class A ordinary shares to significantly decline in value or become worthless” on page 22, “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China — The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries”, “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China — Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations” and “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China — If we were to be required to obtain any permission or approval from the CSRC, the CAC, or other PRC authorities in connection with this offering under PRC law, we may be fined or subject to other sanctions, and our business, reputation financial condition, and results of operations may be materially and adversely affected” on page 26.

As of the date of this prospectus, our subsidiaries’ mining operations are conducted in the United States, and the majority of our assets are located in the United States. However, our directors, Mr. Qiuhua Li and Mr. Qingfeng Wu, and our officers, Mr. Qingfeng Wu, Mr. Zhao Xiang, Mr. Pengju Wang, and Mr. Qi Shao are all nationals or residents of the PRC, and a substantial portion of their assets are located in the PRC. Additionally, Mr. Boquan He, our independent director, is a resident of Hong Kong, and a substantial portion of his assets are located in Hong Kong. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to bring actions or enforce against us or our directors and officers judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. See “Enforceability of Civil Liabilities.”

Additionally, our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (“PCAOB”), is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is currently subject to PCAOB inspections and PCAOB is able to inspect our auditor, with the last inspection having occurred in November 2020, and it is not subject to the determinations announced by the PCAOB on December 16, 2021. However, the recent developments could add uncertainties to this offering and we cannot assure you that the Nasdaq Stock Market (“Nasdaq”) or regulatory authorities would not apply additional or more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. Moreover, an exchange may determine to delist our securities, and our Class A ordinary shares may be prohibited from being traded on a national exchange, or an exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable, or determines that it cannot inspect or fully investigate our auditors for three consecutive years beginning in 2022. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with PCAOB audits to two consecutive years, instead of three, thus reducing the time period before our securities may be prohibited from trading or delisted. On August 26, 2022, the China Securities Regulatory Commission (the “CSRC”), the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the Holding Foreign Companies Accountable Act if needed and does not have to wait another year to reassess its determinations. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the Holding Foreign Companies Accountable

Act. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two. The delisting of our Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment in the future. See more detailed discussion of this risk factor on page 19 of this prospectus, “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China — A recent joint statement by the SEC and the PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.”

We are permitted under the laws of the Cayman Islands to provide funding to our subsidiary in Hong Kong through loans or capital contributions without restrictions on the amount of the funds. Bgin HK is permitted under the laws of Hong Kong to provide funding to Bgin, the holding company incorporated in the Cayman Islands, through dividend distribution or payments without restrictions on the amount of the funds.

Cash flows have not occurred between the Company and its subsidiaries, but from time to time, cash may be transferred among the Company’s subsidiaries as intercompany loans. For the fiscal year ended December 31, 2020, no such cash transfer among the Company’s subsidiaries have occurred. For the fiscal year ended December 31, 2021, Bgin HK transferred cash in the amount of US$93,3045 to Bgin Management and US$490,865 to Bgin Infrastructure US, and Bgin Management transferred cash in the amount of US$450,000 to Bgin Infrastructure US. For the six months ended June 30, 2022, Bgin HK transferred cash in the amount of US$365,610.61 to Bgin Management and US$1,188,375 to Bgin Instructure US, Bgin Infrastructure US transferred cash in the amount of US$100,000 to Bgin Management and US$100 to Bgin HK, and Bgin Management transferred cash in the amount of US$350,000 to Bgin Infrastructure US. From July 1, 2022 to the date of this prospectus, Bgin HK transferred cash in the amount of US$119,811 to Bgin Management, and US$400,000 to Bgin Infrastructure US. The Company has not declared or paid dividends or made any distributions to our shareholders in the past, nor any dividends or distributions were made by a subsidiary to the Company. Our board of directors has complete discretion on whether to distribute dividends, subject to applicable laws. We do not have any current plan to declare or pay any cash dividends on our ordinary shares in the foreseeable future after this offering. See “Risk Factors — Risks Relating to Our Class A ordinary shares and This Offering — We currently do not expect to pay dividends in the foreseeable future after this offering and you must rely on price appreciation of our Class A ordinary shares for return on your investment” and our consolidated financial statements and notes for the six months ended June 30, 2022 and 2021 and the fiscal years ended December 31, 2021 and 2020 included elsewhere in this prospectus beginning on page F-1. Subject to certain contractual, legal and regulatory restrictions, cash and capital contributions may be transferred among the Company and its subsidiaries.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. As of the date of this prospectus, there are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of Hong Kong dollars into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to U.S. investors. The laws and regulations of the PRC do not currently have any material impact on transfer of cash from us to Bgin HK or from Bgin HK to us, our shareholders and U.S. investors.

Bgin, Bgin HK, and our other subsidiaries currently intend to retain all available funds and future earnings, if any, for the operation and expansion of the business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

i

About this Prospectus

You should rely on the information contained in this prospectus or in any related free writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free writing prospectus. We are offering to sell, and seeking offers to buy the Class A ordinary shares, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A ordinary shares. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

Neither we nor the underwriter has taken any action to permit a public offering of the Class A ordinary shares outside the United States or to permit the possession or distribution of this prospectus or any filed free-writing prospectus outside the United States. For the avoidance of doubt, no offer or invitation to subscribe for the ordinary shares is made to the public in the Cayman Islands. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the Class A ordinary shares and the distribution of this prospectus or any filed free-writing prospectus outside the United States.

Until             , 2023 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade Class A ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus.    This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context requires otherwise, references in this prospectus to

•        “amended and restated memorandum and articles” are to the second amended and restated memorandum and articles of association of Bgin to be adopted upon effectiveness of this prospectus;

•        “ASIC(s)” are to application-specific integrated circuit(s), microchip(s) designed for a special application;

•        “Bgin CA” are to Bgin CA Limited, a limited liability company formed under the laws of the British Virgin Islands and an indirect wholly-owned subsidiary of Bgin;

•        “Bgin Chip” are to Bgin Chip Limited, a limited liability company formed in Hong Kong and an indirect wholly-owned subsidiary of Bgin;

•        “Bgin Field” are to Bgin Field Limited, a limited liability company formed under the laws of the British Virgin Islands and a wholly-owned subsidiary of Bgin;

•        “Bgin HK”, or the “Hong Kong operating subsidiary” are to Bgin Tech Limited, a Hong Kong company incorporated on March 18, 2019 and an indirect wholly-owned subsidiary of Bgin;

•        “Bgin Infrastructure US” are to Bgin Infrastructure, LLC, a limited liability company formed in the State of Delaware and an indirect wholly-owned subsidiary of Bgin;

•        “Bgin Management” are to BGIN MANAGEMENT, LLC, a limited liability company formed in the State of Delaware and an indirect wholly-owned subsidiary of Bgin;

•        “Bgin Rig” are to Bgin Rig Limited, a limited liability company formed under the laws of the British Virgin Islands and a wholly-owned subsidiary of Bgin;

•        “Bgin Singapore” are to Bgin Tech Pte. Ltd., a limited liability company formed in Singapore and an indirect wholly-owned subsidiary of Bgin;

•        “Bgin US” are to Bgin US Limited, a limited liability company formed under the laws of the British Virgin Islands and an indirect wholly-owned subsidiary of Bgin;

•        “BVI” are to the British Virgin Islands;

•        “CAGR” are to compound annual growth rate;

•        “China” or the “PRC” are to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau for the purposes of this prospectus only;

•        “Class A ordinary shares” are to our Class A ordinary shares, par value US$0.001 per share;

•        “Class B ordinary shares” are to our Class B ordinary shares, par value US$0.001 per share;

•        “Company,” “Bgin,” “we”, “us”, or “our,” are to Bgin Blockchain Limited, a Cayman Islands exempted company, and to describing our consolidated financial information;

•        “cryptocurrency” are to any form of currency that only exists digitally, that usually has no central issuing or regulating authority but instead uses a decentralized system to record transactions and manage the issuance of new units, and that relies on cryptography to prevent counterfeiting and fraudulent transactions;

•        “Decho Investment” are to Decho Investment Limited, a limited liability company formed under the laws of the British Virgin Islands and controlled by Mr. Qingfeng Wu;

•        “digital assets” are to any digital representation of value that may function as a medium of exchange, a unit of account, and/or a store of value. Digital assets may include, but are not limited to, cryptocurrencies;

•        “Frost & Sullivan Report” are to the industry report commissioned by us and prepared by Frost & Sullivan International Limited, or “Frost & Sullivan,” an independent research firm, titled “Global Blockchain and Cryptocurrency Market”, to provide information regarding our industry and our global market position;

•        “FPGA(s)” are to field-programmable gate array(s), the integrated circuit(s) designed to be configured by customers after manufacturing;

•        “Gestion Bgin” are to Gestion Bgin Inc., a company incorporated in Canada and an indirect wholly-owned subsidiary of Bgin;

•        “GH” are to GigaHashes and “GH/s” are to GigaHashes per second, representing 1,000,000,000 hashes per second;

•        “GPU(s)” are to graphics processing unit(s);

•        “Hong Kong” or “HK” are to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this prospectus only;

•        “HK$” and “HK dollars” are to the legal currency of Hong Kong;

•        “Infrastructure Bgin CA” are to Infrastructure Bgin Inc., a company incorporated in Canada and an indirect wholly-owned subsidiary of Bgin;

•        “Memorandum and Articles” are to the current amended and restated memorandum and articles of association of Bgin;

•        “MH” are to MegaHashes and “MH/s” are to MegaHashes per second, representing 1,000,000 hashes per second;

•        “Moon Aquarius” are to Moon Aquarius Limited, a limited liability company formed under the laws of the British Virgin Islands and controlled by Mr. Qiuhua Li;

•        “Mainland China” are to the People’s Republic of China, excluding Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;

•        “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.001 per share;

•        “PCB” are to printed circuit board, a base for mounting microelectronic components in electronics;

•        “PH” are to PetaHash and “PH/s” are to PetaHashes per second, representing 1,000,000,000,000,000 hashes per second;

•        “RMB” and “Renminbi” are to the legal currency of China;

•        “TH” are to TeraHashes and “TH/s” are to TeraHashes per second, representing 1,000,000,000,000 hashes per second;

•        “U.S.”, “US” or “United States” refer to United States of America, its territories, its possessions and all areas subject to its jurisdiction;

•        “U.S. GAAP” refers to generally accepted accounting principles in the United States; and

•        “$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States.

We do not have any operations of our own. We are a holding company with operations conducted through our Hong Kong operating subsidiary Bgin HK, using Renminbi, the currency of China, as its functional currency, and in the U.S. through our U.S. subsidiaries, Bgin Infrastructure US and Bgin Management, using U.S. dollars as their functional currency. This prospectus contains translations of certain foreign currency amounts into U.S. dollars for the convenience of its readers. Assets and liabilities are translated into U.S. dollars at the closing rate of exchange as of the balance sheet dates, the statement of income is translated using average rate of exchange in effect during the reporting periods, and the equity accounts are translated at historical exchange rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. The shareholders’ equity accounts were stated at their historical rate. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

Translations from HK dollars to U.S. dollars and from U.S. dollars to HK dollars in this prospectus are made at a pegged exchange rate of US$1=HK$7.8. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus are made as follows:

	December 31, 2020		December 31, 2021		June 30, 2022
	Year-end spot rate	Average rate	Year-end spot rate	Average rate	Period-end spot rate	Average rate
US$ against Renminbi	US$1=RMB6.5250	US$1=RMB6.9042	US$1=RMB6.3726	US$1=RMB6.4508	US$1=RMB6. 6981	US$1=RMB6.4791

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PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Class A ordinary shares, discussed under “Risk Factors,” on page 19 before deciding whether to buy our Class A ordinary shares. This prospectus contains information from an industry report that was commissioned by us and prepared by Frost & Sullivan. We refer to this report as the Frost & Sullivan Report.

Overview

Through our operating subsidiaries, we are a digital asset technology company based in Hong Kong and in the U.S. with proprietary cryptocurrency-mining technologies and a strategic focus on small-cap cryptocurrencies.

We have historically generated substantially all of our revenue from cryptocurrency mining. As our subsidiaries produce cryptocurrencies through their mining operations, they exchange cryptocurrencies mined for fiat currency on a regular basis to generate cash flow to fund our subsidiaries’ business operations. We attribute our substantial growth since our inception to our competitive advantages in our subsidiaries’ research and development capacities, experienced and visionary management team, and our strategic focus on small-cap cryptocurrency mining. According to the Frost & Sullivan Report, small-cap cryptocurrencies refer to cryptocurrencies other than Bitcoin and Ethereum. Small-cap cryptocurrencies are generally considered to have more growth potential with higher risks compared to large-cap cryptocurrencies. To mitigate such risks and maximize profit potential, our subsidiaries adopt a flexible approach to mining operations by using their proprietary cloud-based mining machine management software to monitor mining results on a daily basis and, on an as-needed basis, adjust the ratio of cryptocurrencies to be mined.

We believe that the strong design, research and development capabilities of our subsidiaries represent a key strength that affords them the ability to conduct cryptocurrency mining with greater computing power and power efficiency. Our subsidiaries fully rely on their self-designed mining machines for their daily cryptocurrency mining operations. To date, through our subsidiaries, we have designed eight and put into use six different models of cryptocurrency mining machines, each specifically adapted and dedicated to small-cap cryptocurrency mining.

As of December 31, 2022, our subsidiaries owned a total of 3,756 mining machines, among which 3,687 were under operation, and 69 were not operated and stored in mining farms and hosting facilities in the U.S. Through our subsidiaries, we currently manage and operate our mining machines in the U.S. at two mining farms in Omaha, Nebraska owned by our subsidiaries, and at two hosting facilities leased from third parties in Omaha, Nebraska and Bruceton Mills, West Virginia, respectively. As of the date of this prospectus, all the mining machines owned by our subsidiaries are located in the mining farms and hosting facilities in the U.S. As one of our growth strategies, we intend to start an additional mining farm in Nebraska through our subsidiaries by the end of 2023, which is currently under construction and, when constructed, is expected to have a power capacity of 20MW. By the end of 2023, our subsidiaries expect to operate their machines at three mining farms and two hosting facilities in the U.S.  See “— Growth Strategies — Improving and Integrating Our Business Model to Encompass a Value Chain.”

We strive to continuously develop and implement technological improvement into our subsidiaries’ mining process. The technological cornerstone of our subsidiaries’ cryptocurrency mining operations is their proprietary cloud-based mining machine management software, which equips all of the mining farms and hosting facilities in which our subsidiaries maintain and operate mining machines, and allows them to make timely and informed decisions as to the use and management of their mining machines.

We have experienced growth since our inception and during the fiscal years ended December 31, 2020 and 2021 and the six months ended June 30, 2022. Our revenue increased from US$4,565,439 for the fiscal year ended December 31, 2020 to US$21,521,656 for the fiscal year ended December 31, 2021, representing a CAGR of 371.40%. During the same period, our net income increased from US$1.75 million for the fiscal year ended December 31, 2020 to US$7.88 million for the fiscal year ended December 31, 2021. Our revenue slightly decreased from US$11,995,918 for the six months ended June 30, 2021 to US$11,300,881 for the six months ended June 30, 2022, representing a CAGR of (5.79)%. During the same period, our net income decreased from US$6,926,455 million for the six months ended June 30, 2021 to US$4,937,339 million for the six months ended June 30, 2022.

Our Competitive Strengths

We believe that the following strengths have contributed to our success:

•        A cryptocurrency mining company with a strategic focus on small-cap cryptocurrencies and operational flexibility;

•        An innovative technology company with proprietary technologies and research and development capacities; and

•        An experienced and visionary management team with a proven track record.

Our Growth Strategies

We intend to achieve our mission and further grow our business by pursuing the following strategies:

•        improving and integrating our business model to encompass a value chain; and

•        increasing research and development efforts.

Corporate History and Holding Company Structure

In March 2019, we commenced our operations in cryptocurrency mining business through Bgin Tech Limited, our Hong Kong operating subsidiary, which was co-founded by Mr. Qiuhua Li, our chairman of the board of directors, and Mr. Qingfeng Wu, our chief executive officer.

In September 2021, our management decided to expand our operations to the North American market. On September 10, 2021, Bgin Infrastructure US and Bgin Management were formed in the State of Delaware, through which we conducted our mining business in the State of Nebraska. On October 12, 2021, Gestion Bgin Inc. and Infrastructure Bgin Inc. were incorporated in Canada, through which we do not currently operate any business, and intend to conduct our business operations in Canada in the future.

On March 23, 2022, Bgin Blockchain Limited was incorporated under the laws of the Cayman Islands as our offshore holding company.

From January 2022 to July 2022, in anticipation of the proposed initial public offering, we completed a series of reorganizational steps.

Under our dual-class share structure, our shares are divided into Class A and Class B ordinary shares. Except for voting rights (each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at general meetings while each Class B ordinary share shall entitle the holder thereof to five votes on all matters subject to vote at general meetings)and conversion rights (each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof but Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances), Class A and Class B ordinary shares rank pari passu with one another and have the same rights, preferences, privileges, and restrictions. Although Class B ordinary shares have super voting power, any rights attached to Class A ordinary shares can only be materially and adversely varied if (a) the shareholders holding two thirds of the issued Class A ordinary shares consent in writing to the variation; or (b) the variation is made with the sanction of a special resolution passed at a separate general meeting of the shareholders holding the issued Class A ordinary shares. Therefore, notwithstanding the fact that Decho Investment Limited, a company controlled by Mr. Qingfeng Wu, our chief executive officer, beneficially own all of our Class B ordinary shares and have the ability to control the outcome of matters put to a shareholder vote on general meetings, they do not have the right to conclude on proposals that will materially and adversely affect the rights of Class A ordinary shares in any way without affecting the rights of Class B ordinary shares in the same way unless with the approval of the holders of all Class A ordinary shares.

The following diagram illustrates our corporate legal structure and shareholders in our corporate structure as of the date of this prospectus and upon completion of this offering, assuming no exercise of the over-allotment option.

Moon Aquarius Limited (British Virgin Islands)
Decho Investment Limited (British Virgin Islands)
Other minority shareholders, each holding less than 5% of the outstanding shares
Public shareholders
19.15%/[*]%
56.95%/[*]%
23.91%/[*]%
0%/[*]%
Pre-IPO/Post-IPO Voting Power (assuming no exercise of the over-allotment option):
Bgin Blockchain Limited (Cayman Islands)
Bgin Rig Limited (British Virgin Islands)
Bgin Field Limited (British Virgin Islands)
Bgin Chip Limited (Hong Kong)
Bgin Tech Limited (Hong Kong)
Bgin Tech Pte. Ltd. (Singapore)
Bgin Infrastructure, LLC (Delaware)
Bgin US Limited (British Virgin Islands)
Infrastructure Bgin Inc. (Canada)
Bgin CA Limited (British Virgin Islands)
Bgin Management, LLC (Delaware)
Gestion Bgin Inc. (Canada)
Represents directly held equity interests, except for the percentages assigned to the shareholders of Bgin Blockchain Limited, which represent voting ownership interests

Agreements with Our Affiliated Entities in the PRC

Shenzhen Bgin Technology Co., Ltd. (“Shenzhen Bgin”) is a company formed in the PRC on January 9, 2018 and controlled by Mr. Qingfeng Wu, our chief executive officer, who holds 70% of the equity interests in Shenzhen Bgin, and Mr. Qiuhua Li, our chairman of the board of directors, who holds 30% of the equity interests in Shenzhen Bgin. Shenzhen Bgin holds 100% of the equity interests in Zhongshan Bgin Technology Co., Ltd. (“Zhongshan Bgin”), a company formed in the PRC on March 31, 2015.

Services Agreement with Shenzhen Bgin

On January 1, 2023, Bgin HK and Shenzhen Bgin entered into a services agreement (the “2023 Services Agreement”), pursuant to which Shenzhen Bgin agreed to provide services to Bgin HK for the period from January 1, 2023 to December 31, 2022, including without limitation providing research and development services, administrative support, and maintenance services. Bgin HK agreed to pay Shenzhen Bgin monthly services fees of HK$613,400.

The 2023 Services Agreement was a renewed agreement with terms identical with the services agreement entered into by and between Bgin HK and Shenzhen on March 31, 2022 and substantially similar to the three services agreement previously entered into on March 1, 2019, January 1, 2020, and January 1, 2021, respectively, but the 2023 Services Agreement no longer included mining farm operation and maintenance services.

Technology Services Agreement with Zhongshan Bgin (Terminated)

On December 9, 2021, Bgin HK and Zhongshan Bgin entered into a technology services agreement (the “2021 Technology Services Agreement”) pursuant to which Zhongshan Bgin agreed to provide certain technology services to Bgin HK in consideration for RMB60,000, for the period from December 9, 2021 to December 8, 2022. On March 31, 2022, Bgin HK and Zhongshan Bgin entered into a termination agreement in which the parties agreed to the termination of the 2021 Technology Services Agreement on March 31, 2022.

The 2021 Technology Services Agreement was a renewed agreement with terms substantially similar to two technology services agreements previously entered into by and between Bgin HK and Zhongshan Bgin on January 1, 2020 and September 10, 2021, respectively. On March 8, 2022, Bgin HK and Zhongshan Bgin also entered into another technology services agreement with terms substantially similar to the 2021 Technology Services Agreement, for the period from March 8, 2022 to May 7, 2022.

Agency Agreement with Shenzhen Bgin (Expired)

On March 1, 2019, Bgin HK and Shenzhen Bgin entered into an agency agreement (the “Agency Agreement”), pursuant to which Shenzhen Bgin, on behalf of Bgin HK, purchased raw materials for the manufacturing of mining machines from third-party suppliers in the PRC, and contracted with a third-party manufacturer to manufacture and assemble mining machines. Bgin HK owned title to the raw materials purchased and mining machines manufactured and assembled by Shenzhen Bgin under the Agency Agreement. Shenzhen Bgin paid for the costs and expenses incurred under this Agency Agreement on behalf of Bgin HK, and Bgin HK paid back the amount actually incurred by Shenzhen Bgin on a regular basis. The term of the Agency Agreement was for a period of three years. After the expiration of the Agency Agreement on February 28, 2022, Bgin HK has not entered into any renewal agency agreement with Shenzhen Bgin and does not intend to enter into any agreement with similar terms with Shenzhen Bgin. We intend to purchase raw materials through our subsidiaries in the future.

The above-mentioned agreements with Shenzhen Bgin and Zhongshan Bgin were entered into and performed at arm’s length. We intend to keep in place the services agreement between Bgin HK and Shenzhen Bgin and we plan to renew this agreement upon its expiration.

Recent Development

Recently, some cryptocurrency market participants have experienced bankruptcies and financial distress and this has caused widespread disruption in those markets. Our financial condition and results of operations have been negatively impacted by the recent disruption. FTX, a Bahamas-based cryptocurrency exchange, filed for Chapter 11 bankruptcy on November 10, 2022. We had stored cryptocurrencies valued at $1.12 million in the hot wallets maintained on FTX prior to its bankruptcy, and as of the date of this prospectus, we have not been able to withdraw any cryptocurrencies from FTX since its bankruptcy. This amount represents approximately 9.91% of the Company’s operating income for the six months ended June 30, 2022. See “Risk Factors — Risks Related to Our Business and Industry — Recent bankruptcies and financial distress among cryptocurrency market participants, including the bankruptcy of FTX, a large cryptocurrency exchange, have caused widespread disruption in these markets and have negatively impacted our business operations, results of operations and financial condition.” Further, the market disruption has caused and may continue to cause price declines and volatilities in cryptocurrencies, which may negatively impact our financial position and results of operations if the trading prices of those types of cryptocurrencies our subsidiaries mine materially decline. See “Risk Factors — Risks Related to Our Business and Industry — Recent disruptions in the cryptocurrency markets have caused and may continue to cause price declines and volatilities in cryptocurrencies.” Currently, we do not expect the bankruptcy of FTX to have a material negative impact on our subsidiaries’ daily business operations, but we will continue monitoring any market changes and adjust our business strategies accordingly.

Additionally, regulatory developments related to cryptocurrencies and cryptocurrency markets as well as the regulatory environment in which our subsidiaries operate can impact our operating costs and interfere with our business strategy with respect to where our subsidiaries operate and what alternative cryptocurrencies our subsidiaries mine. For instance, as a result of cryptocurrency mining being listed as an “eliminated industry” by the NDRC on December 30, 2021, we were directly impacted and made a strategic decision to move our subsidiaries’ operations to the U.S. As of the date of this prospectus, all of our subsidiaries’ mining machines are located in the U.S., and as a result of this strategic decision, we expect our electricity costs, the main components of our operating costs, to decrease in the future. Additionally, to the extent that certain types of cryptocurrencies, but not others, are affected by regulatory developments, including being categorized and regulated as securities, our business strategy with respect to what cryptocurrencies we mine could be interfered as well. Should crypto-legislature that limits or regulates our business activities as such is enacted and/or regulatory environment has changed, our operating costs could significantly increase, and our business strategy with respect to where our subsidiaries operate and what alternative cryptocurrencies our subsidiaries mine.

Risks Relating to Doing Business in Hong Kong

We are a holding company incorporated in the Cayman Islands with a majority of its operations conducted by its operating subsidiary in Hong Kong. We currently do not have, nor do we currently intend to establish, any subsidiary nor plan to enter into any contractual arrangements to establish a variable interest entity, or VIE, structure with any entity in Mainland China.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, or the Basic Law, which serves as Hong Kong’s constitution. The Basic Law provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. Accordingly, we believe the laws and regulations of the PRC do not currently have any material impact on our business, financial condition or results of operations.

We face various legal and operational risks and uncertainties relating to our Hong Kong operating subsidiary’s operations. Although we do not have any material operation and we do not have any variable interest entities structure in place, we face risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security, and anti-monopoly concerns, would apply to us. Additionally, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. If there is significant change to current political arrangements between Mainland China and Hong Kong, companies operated in Hong Kong may face similar regulatory risks as those operated in the PRC, including its ability to offer securities to investors, list its securities on a U.S. or other foreign exchange, conduct its business or accept foreign investment. In light of China’s recent expansion of authority in Hong Kong, there are risks and uncertainties which we cannot foresee for the time being, and rules and regulations in China can change quickly with little or no advance notice. The Chinese government may intervene or influence the current and future operations in Hong Kong at any time, or may exert more oversight and control over offerings conducted overseas and/or foreign investment in a Hong Kong-based issuer like us. These risks, together with uncertainties in the legal system and the interpretation and enforcement of laws in Mainland China, regulations, and policies, could hinder our ability to offer or continue to offer the Class A ordinary shares, result in a material adverse change to our business operations, and damage our reputation, which could cause the Class A ordinary shares to significantly decline in value or become worthless. For a detailed description of risks relating to doing business in Hong Kong, see “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China.”

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, require an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In the opinion of our PRC counsel, Commerce & Finance Law Offices, we are not required to obtain approvals from the CSRC, because we are a holding company incorporated in the Cayman Islands with an operating entity based in Hong Kong and we do not have any subsidiary in the PRC or use any VIE structure. Bgin does not intend to acquire any equity interest in any PRC domestic companies. Therefore, we are not required to obtain CSRC approval prior to our listing on Nasdaq. However, if we do not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, ordered to suspend our relevant business and rectify, prohibited from engaging in relevant business, or subject to an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including a cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Also, on January 4, 2022, the Measures for Cybersecurity Review (the “Measures”) were published and became effective on February 15, 2022; these Measures require that, among other things, and in addition to any “operator of critical information infrastructure”, any “network platform operator” controlling personal information of no less than one million users which seeks to list on a foreign stock exchange should also be subject to cybersecurity review. The Measures further elaborate on the factors to be considered when assessing the national security risks of the relevant activities. As of the date of this prospectus, Bgin HK has not been informed that it is a critical information infrastructure operator by any government authorities and we do not have any material operation in Mainland China. Bgin HK has not collected, stored, or managed any personal information in Mainland China. As such, we currently do not expect the foregoing measures will have an impact on our business, results of operations, or this offering, and we believe that we are compliant with these measures to date. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If Bgin HK is deemed to be an “operator of critical information infrastructure” or a “network platform operator” controlling personal information of no less than one million users under the Measures, or if other regulations promulgated under the Measures are deemed to apply to Bgin HK, Bgin HK’s operations and the listing of our Class A ordinary shares in the U.S. could be subject to the cybersecurity review by Cyberspace Administration of China (the “CAC”) in the future. In the opinion of Commerce & Finance Law Offices, our PRC counsel, neither Bgin nor Bgin HK are required to obtain approval from the CAC or any other PRC competent authorities in relation to the current operations of Bgin HK. However, there can be no assurance that we or Bgin HK can obtain any required permits or approvals if such approvals were to be required in the future. The relevant regulatory authorities would have broad discretion in dealing with such violations, including: imposing fines on the Hong Kong operating subsidiary, discontinuing or restricting the operations of the subsidiary; imposing conditions or requirements with which we or Bgin HK may not be able to comply; restricting or prohibiting our use of the proceeds from our initial public offering to finance the business and operations in Hong Kong. The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct business and/or the value of our Class A ordinary shares, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline.

Based on PRC laws and regulations in effect as of the date of this prospectus and the advice of our PRC legal counsel, Commerce & Finance Law Offices, and subject to different interpretations of these laws and regulations that may be adopted by PRC authorities, we believe that currently we and our subsidiaries are not required to obtain any licenses, approvals or permissions from PRC government authorities (including the CSRC, the CAC, or any other government entity) to offer securities to foreign investors or operate our subsidiaries’ business operations. As a result, we and our subsidiaries have not submitted any application to the CSRC, the CAC or other PRC authorities for such approval. As of the date of this prospectus, we and our subsidiaries have not received any inquiry, notice, warning or official objection from the CSRC, the CAC or any other PRC authorities. However, the relevant PRC government agencies could reach a different conclusion, applicable laws, regulations, or interpretations could change and we and our subsidiaries could be required to obtain such approvals in the future. If any approval, review or other procedure is in fact required, we and our subsidiaries are not able to guarantee that they will obtain such approval or complete such review or other procedure in a timely manner or at all. Any approval that we and our subsidiaries may be able to obtain could nevertheless be revoked and the terms of its issuance may impose restrictions on our subsidiaries’ operations and our offerings relating to our securities. If we and/or our subsidiaries fail to obtain the necessary licenses, permits and approvals or inadvertently conclude that any permissions or approvals are not required, or if applicable laws, regulations, or interpretations change and we or our subsidiaries are required to obtain such permissions or approvals in the future, we and/or our subsidiaries may be subject to fines, confiscation of revenues generated from incompliant operations or the suspension of relevant operations. We and/or our subsidiaries may also experience adverse publicity arising from such non-compliance with government regulations that negatively impact our brand.

We are advised by Nixon Peabody CWL, our Hong Kong legal counsel that neither we nor Bgin HK are required to obtain permission or approval from Hong Kong authorities to offer the securities being registered to foreign investors. In the opinion of Commerce & Finance Law Offices, our PRC legal counsel, neither we nor Bgin HK are required to obtain any permission or approval from authorities of mainland China to offer securities being registered to foreign investors as of the date of this prospectus, including permissions from the CSRC, CAC, or other governmental authorities. Should there be any change in applicable laws, regulations, or interpretations, and we or any of our subsidiaries are required to obtain such permissions or approvals in the future, we will strive to comply with the then applicable laws, regulations, or interpretations.

The Holding Foreign Companies Accountable Act

We face risks relating to the ability of the PCAOB to inspect our auditor. In the event that the PCAOB is unable to inspect or completely investigate our auditor, our securities may be delisted from the Nasdaq or prohibited from being traded over-the-counter in the future under the Holding Foreign Companies Accountable Act, if the SEC determines that we have filed annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely for three consecutive years, or two consecutive years if proposed changes to the law, i.e. the Accelerating Holding Foreign Companies Accountable Act, are enacted. The delisting or the cessation of trading of our Class A ordinary shares, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment. On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it is unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong, respectively, and identifies the registered public accounting firms in Mainland China and Hong Kong that are subject to such determinations. Our auditor is currently subject to PCAOB inspections and PCAOB is able to inspect our auditor, ZH CPA, LLC, an independent registered public accounting firm with its headquarters in Denver, Colorado, with the last inspection having occurred in November 2020, and it is not subject to the determinations announced by the PCAOB on December 16, 2021. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in a foreign jurisdiction. As of the date of this prospectus, we have not been identified by the SEC under these rules, and we do not expect to be identified by the SEC as such. However, the recent developments could add uncertainties to this offering and we cannot assure you that the Nasdaq Stock Market (“Nasdaq”) or regulatory authorities would not apply additional or more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. On August 26, 2022, the CSRC, the MOF and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the Holding Foreign Companies Accountable Act if needed and does not have to wait another year to reassess its determinations. On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the Holding Foreign Companies Accountable Act. See “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China — A recent joint statement by the SEC and the PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.”

Transfers of Cash to and from Our Subsidiaries

Bgin is a holding company with no operations of its own. Bgin conducts a majority of its operations through its Hong Kong operating subsidiary, Bgin HK, in Hong Kong. We may rely on dividends or payments to be paid by our subsidiaries to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and U.S. investors, to service any debt we may incur and to pay our operating expenses. If our subsidiaries incur debt on their own behalves in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

We have established stringent controls and procedures for cash outflows and cash flows among entities within our organization based on the internal cash management policies established by our finance department. As part of our cash management policies, a number of steps are taken to effect a cash transfer. Each subsidiary and department initiates a cash request by putting forward a cash demand plan and submitting it to our finance department. Depending on the amount of cash requested, the demand plan may be submitted for review and approval to the relevant subsidiary’s finance manager, general manager, or the board of directors. The reviewing person(s) shall examine all documents related to the cash transfer request, including applicable governing agreements and invoices. After a cash request is approved, it shall be submitted to the finance department for further review and approval. Each transfer of cash among our Company and our subsidiaries is subject to the approval by our financial manager.

We are permitted under the laws of the Cayman Islands to provide funding to our subsidiaries through loans or capital contributions without restrictions on the amount of the funds. Our subsidiaries in Hong Kong, Singapore, the U.S. and Canada are also permitted under the laws of each jurisdiction they are regulated under to provide funding to Bgin, through dividend distributions or payments, without restrictions on the amount of the funds.

There are no restrictions or limitation on our ability to distribute earnings by dividends from our subsidiaries, including our subsidiaries in Hong Kong, to us and our shareholders and U.S. investors, provided that the entity remains solvent after such distribution. Subject to the Cayman Islands law and our Memorandum and Articles, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they deem fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due. There is no further Cayman Islands statutory restriction on the amount of funds which may be distributed by us by dividend.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. See “Regulation — Regulations related to Hong Kong taxation” on page 109.

As of the date of this prospectus, there are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK$ into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to U.S. investors. The laws and regulations of the PRC do not currently have any material impact on transfer of cash from Bgin to Bgin HK nor from Bgin HK to Bgin, our shareholders or U.S. investors.

Both Bgin and its subsidiaries currently intend to retain all available funds and future earnings, if any, for the operation and expansion of their business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Currently, a portion of our operations are conducted in the U.S. through Bgin HK. We do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity, or VIE, structure with any entity in China. Since Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, or the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. The laws and regulations of the PRC do not currently have any material impact on transfer of cash from Bgin to Bgin HK or from Bgin HK to Bgin and the investors in the U.S.

As of the date of this prospectus, we have not declared nor paid any cash dividends to our shareholders and we do not presently plan to pay any dividends out of our retained earnings. No transfers, dividends, or distributions have been made, as of the date of this prospectus.

See “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China — The PRC government’s significant authority to intervene in or influence the Mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of Mainland China, and otherwise result in material adverse change in our operations and the value of our Class A ordinary shares” on page 22 for more information.

Summary of Risk Factors

An investment in our ordinary shares is subject to a number of risks, including risks relating to our business and industry, risks relating to doing business in Hong Kong and Mainland China and risks relating to our Class A ordinary shares and this offering. You should carefully consider all the information in this prospectus before making an investment in the Class A ordinary shares. The following list summarizes some, but not all, of these risks. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.

Risks Relating to Doing Business in Hong Kong and Mainland China

A portion of our operations are conducted through Bgin HK, a Hong Kong subsidiary of ours, and therefore, we face risks arising from the legal system in Hong Kong and Mainland China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. In addition, the Chinese government has intervened and may continue to intervene or influence our operations at any time, or may exert more oversight and control over offerings conducted overseas and/or foreign investment in Hong Kong based issuers, which could result in a material change in our operations and/or the value of our Class A ordinary shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China.”

If we do not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, ordered to suspend our relevant business and rectify, prohibited from engaging in relevant business, or subject to an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. For details, see “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China.”

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor, ZH CPA, LLC, an independent registered public accounting firm with its headquarters in Denver, Colorado, is currently subject to PCAOB inspections and PCAOB is able to inspect our auditor, with the last inspection having occurred in November 2020, and it is not subject to the determinations announced by the PCAOB on December 16, 2021. However, the recent developments could add uncertainties to this offering and we cannot assure you that the Nasdaq or regulatory authorities would not apply additional or more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. Moreover, an exchange may determine to delist our securities, and our Class A ordinary shares may be prohibited from being traded on a national exchange, or an exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable, or determines that it cannot inspect or fully investigate our auditors for three consecutive years beginning in 2022. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with PCAOB audits to two consecutive years, instead of three, thus reducing the time period before our securities may be prohibited from trading or delisted. On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the Holding Foreign Companies Accountable Act if needed and does not have to wait another year to reassess its determinations. On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the Holding Foreign Companies Accountable Act. The delisting of our Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment in the future. See more detailed discussion of this risk factor on page 23 of this prospectus, “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China — A recent joint statement by the SEC and the PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.”

In general, we face risks and uncertainties relating to doing business in Hong Kong, including, but not limited to, the following:

•        As of the date of this prospectus, through Bgin HK, we have service agreements with 33 PRC individuals, including all of our officers, who are based in Mainland China, and provide chip and algorithm research and development and daily operation and management services for us. The service relationship between Bgin HK and such PRC citizens does not constitute a labor relationship which refers to a relationship between domestic enterprises and employees under the PRC Labor Law. As a result of this relationship, we may be subject to arbitration or litigation filed by such service providers or required to adjust such form of services in the future. See “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China — Through Bgin HK, our Hong Kong subsidiary, we have entered into service agreements with PRC individuals, including all of our officers, who are based in Mainland China and provide services for us. Such service relationship does not constitute a labor relationship under the PRC laws and the service providers are unable to enjoy the protection under the PRC Labor Law and other related regulations, as a result of which we may be subject to arbitration or litigation filed by such service providers or required to adjust such form of services in the future” on page 19.

•        The compensation to the PRC service providers who entered into service agreements with Bgin HK is paid in Renminbi by Bgin HK through a third-party payment institution, which exchanges the U.S. dollars received from Bgin HK for Renminbi. In addition, the payment to third-party suppliers was first made by Shenzhen Bgin to the third-party suppliers in Renminbi, and then Bgin HK paid back the amount actually incurred by Shenzhen Bgin on a regular basis through a third-party payment institution, which exchanged the U.S. dollars received from Bgin HK for Renminbi. If the third-party payment institution providing service for us fails to hold the relevant licenses for cross-border payment business, we shall have to cooperate with other qualified third-party payment institutions or otherwise make the cross-border payment through a bank. See “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China — The compensation to the PRC service providers and procurement and service fees to our affiliated entities are and were paid in Renminbi by Bgin HK through a third-party payment institution. If the third-party payment institution providing service for us fails to hold the relevant licenses for cross-border payment business, we shall have to cooperate with other qualified third-party payment institutions or otherwise make the cross-border payment through a bank” on pages 19 and 20.

•        Through Bgin HK, our Hong Kong subsidiary, we had entered into agreements with our affiliated entities, which operated our subsidiaries’ mining machines in Mainland China. From January to November 2022, our mining machines in China were operated in a hosting facility in Guangxi province, and for the fiscal years ended December 31, 2020 and 2021, our mining machines were operated in a few additional hosting facilities located in several different provinces in China. Cryptocurrency mining was officially listed as an “eliminated industry” by the NDRC on December 30, 2021 and was deemed as an eliminated industry during the period from September 3, 2021 to December 30, 2021. The continuing operation of mining machines in China after September 3, 2021 were in violation of applicable laws regulating cryptocurrency mining activities in Mainland China. As such, we could be subject to fines and penalties pursuant to the Circular Economy Promotion Law as a result of such violation. See “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China — Through Bgin HK, our Hong Kong subsidiary, we had entered into agreements with our affiliated entities, which operated our subsidiaries’ mining machines in Mainland China. The operation of mining machines in China were in violation of applicable laws regulating cryptocurrency mining activities in Mainland China” on page 20.

•        In 2022, we shipped all of the mining machines owned by our subsidiaries from Mainland China to the mining farms and hosting facilities located in Nebraska and West Virginia. If the act of shipping mining machines overseas from Mainland China by third parties entrusted by our subsidiaries is found in violation of PRC laws and regulations related to “mining” activities, those third parties may be subject to penalties and we may be exposed to liability or compensation for breach of contract asserted against us by those third parties. In such event, our business operations, financial position and results of operations may be materially and adversely affected. See “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China — If the shipment of our subsidiaries’ mining machines from Mainland China to the U.S. are deemed to be in violation of applicable PRC laws and regulations, we may be subject to claims for breach of contract or compensation by third parties, and our business operations, financial position and results of operations may be adversely affected” on pages 21 and 22.

•        The PRC government’s significant authority to intervene in or influence the Mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of Mainland China, and otherwise result in material adverse change in our operations and the value of our Class A ordinary shares. See “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China — The PRC government’s significant authority to intervene in or influence the Mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of Mainland China, and otherwise result in material adverse change in our operations and the value of our Class A ordinary shares” on page 22.

•        Uncertainties arising from the legal system in Mainland China, including uncertainties regarding the interpretation and enforcement of laws in Mainland China and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer our securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the Class A ordinary shares to significantly decline in value or become worthless. See “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China — Uncertainties arising from the legal system in Mainland China, including uncertainties regarding the interpretation and enforcement of laws in Mainland China and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer our securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the Class A ordinary shares to significantly decline in value or become worthless” on page 22.

•        A recent joint statement by the SEC and the PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with PCAOB audits to two consecutive years, instead of three, thus reducing the time period before our securities may be prohibited from trading or delisted. The delisting of our Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment in the future. Our auditor is currently subject to PCAOB inspections and PCAOB is able to inspect our auditor, with the last inspection having occurred in November 2020, and it is not subject to the determinations announced by the PCAOB on December 16, 2021. On August 26, 2022, the CSRC, the MOF and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the Holding Foreign Companies Accountable Act if needed and does not have to wait another year to reassess its determinations. On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the Holding Foreign Companies Accountable Act. See “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China — A recent joint statement by the SEC and the PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB” on pages 23 and 25.

•        Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations. See “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China — Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations” on pages 25 to 26.

•        If we were to be required to obtain any permission or approval from the CSRC, the CAC, or other PRC authorities in connection with this offering under PRC law, we may be fined or subject to other sanctions, and our business, reputation financial condition, and results of operations may be materially and adversely affected. See “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China — If we were to be required to obtain any permission or approval from the CSRC, the CAC, or other PRC authorities in connection with this offering under PRC law, we may be fined or subject to other sanctions, and our business, reputation financial condition, and results of operations may be materially and adversely affected” on pages 26 and 28.

•        It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within the territory of China, including Hong Kong. See “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China — It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within the territory of China, including Hong Kong” on page 28.

•        You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this prospectus based on Hong Kong laws. See “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China — You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this prospectus based on Hong Kong laws” on page 28.

•        The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries. See “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China — The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries” on pages 29.

•        The Hong Kong legal system embodies uncertainties which could limit the availability of legal protections. See “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China — The Hong Kong legal system embodies uncertainties which could limit the availability of legal protections” on page 29.

•        There are some political risks associated with conducting business in Hong Kong. See “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China — There are some political risks associated with conducting business in Hong Kong” on page 29 and 30.

For more detailed discussions of these risks, see “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China” on pages 30.

Risks Relating to Our Business and Industry

We are subject to risks and uncertainties relating to our business and industry, which include without limitation the following:

•        We have a limited operating history and have grown significantly in a short period of time. If we fail to manage our growth effectively, our business could be materially adversely affected.

•        There is no assurance that cryptocurrencies will maintain their long-term value and volatility in the market price of cryptocurrencies may adversely affect our business and results of operations.

•        Recent bankruptcies and financial distress among cryptocurrency market participants, including the bankruptcy of FTX, a large cryptocurrency exchange, have caused widespread disruption in these markets and have negatively impacted our business operations, results of operations and financial condition.

•        We may experience reputational harm in light of recent disruption in the cryptocurrency markets.

•        If our policies and procedures surrounding the safeguarding of cryptocurrencies, conflicts of interest, or comingling of assets fail, we may be subject to risks of loss of assets and damaged reputation, which could negatively affect our business, financial position, and results of operations.

•        We have identified deficiencies in our risk management processes and policies in light of current cryptocurrency market conditions and plan to adopt changes to address these deficiencies. Nevertheless, if our risk management process and policies are still inadequate to protect our assets, we may experience material loss and our business, financial condition and results of operations may be adversely affected.

•        Recent disruptions in the cryptocurrency markets have caused and may continue to cause price declines and volatilities in cryptocurrencies. Additionally, prices of cryptocurrencies are volatile in nature, including those of the cryptocurrencies we mine. We adjust our mining strategy primarily based on the overall rate of return. The rate of return for mining a particular type of cryptocurrency typically depends upon a few crucial factors, including its trading price, mining difficulty, and the hash rate it takes to mine a unit of such cryptocurrency. An increase in a cryptocurrency’s trading price attracts more miners, and leads to an increase in mining difficulty of such cryptocurrency. As cryptocurrency market is volatile in nature, we monitor the trading prices of small-cap cryptocurrencies on a constant basis, and adjust the mining ratios of different types of cryptocurrencies on a daily basis to maximize the overall rate of return. However, in the event that the prices of cryptocurrencies our subsidiaries mine decrease, we may not be able to achieve the optimal rate of return or any return at all, and our financial position and results of operations may suffer as a result. See “Risk Factors — Risks Related to Our Business and Industry — Recent disruptions in the cryptocurrency markets have caused and may continue to cause price declines and volatilities in cryptocurrencies.”

•        We are subject to regulatory risks with regard to mining, holding, using, or transferring cryptocurrencies, which could negatively affect our business, results of operations and financial position.

•        Erosion of loss of user confidence in cryptocurrencies could adversely impact our business, results of operations and financial condition.

•        The cost of producing new mining machines and obtaining raw materials for such production has historically been capital intensive, and is likely to continue to be very capital intensive, which may have a material and adverse effect on our business and results of operations.

•        Our subsidiaries depend on a limited number of suppliers for the raw materials of their mining machines and, historically, have depended on one manufacturer for their miners, making them vulnerable to supply disruption and price fluctuation.

•        We rely on a steady and inexpensive power supply for operating mining farms or and running mining machines. Failure to access large quantity of power at reasonable costs could significantly increase our expense relate to certain business and adversely affect our business and results of operations.

•        The quality of our subsidiaries’ mining machines relies on a third-party production partner that we maintain business relationship with. Any failure by such third-party production partner to manufacture mining machines with high quality could materially and adversely affect our business, financial condition and results of operations.

•        Our subsidiaries do not maintain long-term contracts with suppliers. If our subsidiaries are unable to source from their current suppliers and unable to find acceptable substitutes at reasonable costs or at all, our production costs may increase and our business and results of operations may be materially and adversely affected.

For more detailed discussions of these risks, see “Risk Factors — Risks Relating to Our Business and Industry” on pages 31 to 44.

Risks Related to Government Regulation Regulatory Framework

We are subject to risks and uncertainties relating to government regulation regulatory framework, which include without limitation the following:

•        If cryptocurrencies are determined to be investment securities, and we hold a significant portion of our assets in cryptocurrencies, investment securities or non-controlling equity interests of other entities, we may inadvertently violate the Investment Company Act. We could incur large losses to modify our operations to avoid the need to register as an investment company or could incur significant expenses to register as an investment company or could terminate operations altogether.

•        We may be required to register as an investment company under the 1940 Act. In such event, we may be deemed as operating as an unregistered investment company in violation of the 1940 Act and required to register as an investment company or to adjust our strategies.

•        If we are unable to properly characterize a cryptocurrency, we may be subject to regulatory scrutiny, inquiries, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.

•        Regulatory developments related to cryptocurrencies and cryptocurrency markets may impact our business, financial condition, and results of operations.

•        If U.S. and/or foreign regulators and other government entities assert jurisdictions over cryptocurrencies and cryptocurrency markets, we may be subject to additional regulations imposed by these regulators and government entities and may be required to alter our business operations to gain compliance with these regulations, as a result of which we may experience increased compliance costs and our business operations, financial position and results of operations may be materially and adversely affected.

We do not currently have internal procedures in place for analyzing whether a particular cryptocurrency that we intend to mine, invest in, or transact is a “security” within the meaning of Section 2(a)(1) of the Securities Act. We plan to take steps to implement internal compliance procedures for this purpose, including working with employees trained to identify the indicia of a “security” and outside legal counsel experienced in cryptocurrency regulatory matters to make a determination with respect to each type of cryptocurrencies proposed to be mined, invested in, or transacted. In making such determinations, we and our outside legal counsel should consider compliance with judicial precedents, and reports, orders and statements issued by the SEC and other related guidance, including the

Framework for “Investment Contract” Analysis of Digital Assets. Under these proposed procedures, if we conclude that a cryptocurrency is reasonably likely to be regarded as a “security” within the meaning of Section 2(a)(1) of the Securities Act, the Company will either choose to not mine, invest in, or transact such cryptocurrencies, or work with our outside legal counsel to adopt procedures or set up the process in such a way that complies with applicable laws and regulations. Any policies and procedures we plan to adopt for this purpose in the future do not constitute a legal standard but rather represent a framework for our analysis, which permits us to make a risk-based assessment regarding the likelihood that a particular cryptocurrency could be deemed a “security” under applicable laws. Our risk-based assessments do not constitute a legal determination binding on regulators or the courts and does not preclude legal or regulatory action.

If it is subsequently determined that we have participated in the unregistered issuance or distribution of securities, we may be deemed to be in violation of Section 5 of the Securities Act, which may materially and negatively impact our business operations, financial condition and results of operations. For instance, Section 12(a)(1) allows any purchaser of such unregistered securities to bring a lawsuit to rescind the purchase of the securities or to receive the damages suffered from the purchase. The SEC may also initiate a civil cause of action against the issuer who issues or distributes unregistered securities in violation of Section 5 of the Securities Act. We may also experience adverse publicity arising from such non-compliance with the Securities Act that negatively impact our brand. For details, see “Risk Factors — Risks Related to Government Regulation Regulatory Framework. — If it is subsequently determined that we have participated in the unregistered issuance or distribution of securities, we may be deemed to be in violation of Section 5 of the Securities Act, which may materially and negatively impact our business operations, financial condition and results of operations.”

For more detailed discussions of these risks, see “Risk Factors — Risks Related to Government Regulation Regulatory Framework” on pages 44 to 48.

Risks Related to Our Class A Ordinary Shares and This Offering

We are subject to risks and uncertainties relating to our Class A ordinary shares and this offering, which include without limitation the following:

•        There has been no public market for our Class A ordinary shares prior to this offering, and you may not be able to resell our Class A ordinary shares at or above the price you paid, or at all.

•        The trading price of our Class A ordinary shares is likely to be volatile, which could result in substantial losses to investors.

•        If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the Class A ordinary shares, the market price for the Class A ordinary shares and trading volume could decline.

•        We currently do not expect to pay dividends in the foreseeable future after this offering and you must rely on price appreciation of our Class A ordinary shares for return on your investment.

For more detailed discussions of these risks, see “Risk Factors — Risks Related to Our Class A Ordinary shares and This Offering” on pages 48 to 56.

We also face other challenges, risks and uncertainties that may materially adversely affect our business, financial condition, results of operations and prospects. You should consider the risks discussed in “Risk Factors” and elsewhere in this prospectus before investing in our Class A ordinary shares.

Our Corporate Information

Our principal executive offices are located at 1235, The Chelsea, 69 Jervois Street, Sheung Wan, Hong Kong and our telephone number is +852-5983-4393. Our registered office in the Cayman Islands is at Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. We maintain a website at www.bgin.io. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is            .

Implications of Our Being an “Emerging Growth Company”

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company, we:

•        may present only two years of audited financial statements and only two years of related Management’s Discussion And Analysis of Financial Condition And Results Of Operations, or MD&A;

•        are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

•        are not required to obtain an attestation and report from our independent registered accounting firm on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•        are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

•        are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

•        are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

•        will not be required to conduct an evaluation of our internal control over financial reporting until our second annual report on Form 20-F following the effectiveness of our initial public offering.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, herein referred to as the Securities Act, or such earlier time that we no longer meet the definition of an emerging growth company.

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenue exceeds $1.235 billion; (ii) the last day of the fiscal year during which the fifth anniversary of the date of this offering occurs; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our ordinary shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1.00 billion in non-convertible debt securities during any three-year period.

Implications of Being a Controlled Company

Upon the completion of this offering, Mr. Qingfeng Wu, our founder and chief executive officer will beneficially own            % of our total issued and outstanding Class A ordinary shares and 100% of our total issued and outstanding Class B ordinary shares, representing            % of our total voting power, assuming the option to purchase additional Class A ordinary shares is exercised by the underwriter in full. As a result, we will be a “controlled company” as defined under the Nasdaq Listing Rules because Mr. Qingfeng Wu will hold more than 50% of the voting power for the election of directors. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. However, we do not currently intend to elect to opt out of corporate governance requirements under the Nasdaq Listing Rules as a result of being a “controlled company.” If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Implication of Being a Foreign Private Issuer

Upon completion of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we may no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•        the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

THE OFFERING

Class A ordinary shares offered by us	Class A ordinary shares
Offering Price	We currently estimate that the initial public offering price will be between $ and $ per Class A ordinary share
Ordinary shares issued and outstanding prior to completion of this offering	3,954,000 Class A ordinary shares and 1,046,000 Class B ordinary shares
Ordinary shares issued and outstanding immediately after this offering

            Class A ordinary shares if the underwriter does not exercise its option to purchase additional Class A ordinary shares (or if the underwriter exercises its option to purchase additional Class A ordinary shares in full,            Class A ordinary shares) and            Class B ordinary shares

Over-allotment Option

We have granted to the underwriter an option, exercisable within 45 days after the closing of this offering, to purchase up to an aggregate of 15% additional Class A ordinary shares at the initial public offering price, less underwriting discounts.

Listing

We plan to apply to have our Class A ordinary shares listed on Nasdaq Capital Market under the symbol “            ”. At this time, Nasdaq has not yet approved our application to list our Class A ordinary shares. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Class A ordinary shares will be approved for listing on Nasdaq.

Use of proceeds

We intend to use the proceeds from this offering for (i) purchase and/or construction of mining farms, (ii) developing proprietary chips to be used in cryptocurrency mining machines, and (iii) general corporate purposes.

See “Use of Proceeds” on page 64 for more information.

Lock-up

We, our officers, directors, and existing beneficial owners of 1% or more outstanding Class A ordinary shares shall agree in writing, in a form satisfactory to the underwriter, not to sell, transfer or otherwise dispose of any of such securities (or underlying securities) of the Company for a period of six (6) months from the date of the effectiveness of this prospectus.

See “Underwriting” on page 146 for more information.

Risk factors

The Class A ordinary shares offered hereby involve a high degree of risk. You should read “Risk Factors,” beginning on page 19 for a discussion of factors to consider before deciding to invest in our Class A ordinary shares.

RISK FACTORS

An investment in our Class A ordinary shares involves a high degree of risk. Before deciding whether to invest in our Class A ordinary shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis Of Financial Condition and Results Of Operation” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Class A ordinary shares to decline, resulting in a loss of all or part of your investment. The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Class A ordinary shares if you can bear the risk of loss of your entire investment.

Risks Related to Doing Business in Hong Kong and Mainland China

Through Bgin HK, our Hong Kong subsidiary, we have entered into service agreements with PRC individuals, including all of our officers, who are based in Mainland China and provide services for us. Such service relationship does not constitute a labor relationship under the PRC laws and the service providers are unable to enjoy the protection under the PRC Labor Law and other related regulations, as a result of which we may be subject to arbitration or litigation filed by such service providers or required to adjust such form of services in the future.

As of the date of this prospectus, through Bgin HK, we have service agreements with 33 PRC individuals, including all of our officers, who are based in Mainland China and provide chip and algorithm research and development and daily operation and management services for us. The service relationship between Bgin HK and such PRC citizens does not constitute a labor relationship which refers to a relationship between domestic enterprises and employees under the PRC Labor Law but rather a civil legal relationship of the provision and receipt of services under the PRC laws, as a result of which, we are not required to pay social insurance premiums and housing provident funds for such PRC individuals. Currently, there are no explicit regulations under the PRC laws that apply to or restrict the provision of services by PRC individual to a Hong Kong company. However, if these PRC individuals believe that they have a substantially labor relationship under the PRC laws with Bgin HK, they may initiate labor arbitration or litigation against Bgin HK for compensation alleging their inability to enjoy the protection of the PRC Labor Law and such other related regulations of the PRC. In addition, we cannot assure you that this form of service provision will not be regulated by new legislation in the PRC in the future and then we may be required to make further adjustments to this kind of business service practices. Any such events may result in our substantial and unexpected expenditures and could materially and adversely affect our business, financial condition, and results of operations.

The compensation to the PRC service providers and procurement and service fees to our affiliated entity are and were paid in Renminbi by Bgin HK through a third-party payment institution. If the third-party payment institution providing service for us fails to hold the relevant licenses for cross-border payment business, we shall have to cooperate with other qualified third-party payment institutions or otherwise make the cross-border payment through a bank.

The compensation to the PRC service providers who entered into service agreements with Bgin HK is paid in Renminbi by Bgin HK through a third-party payment institution, which exchanges the U.S. dollars received from Bgin HK for Renminbi. In addition, the payment to third-party suppliers was first made by Shenzhen Bgin to the third-party suppliers in Renminbi, and then Bgin HK paid back the amount actually incurred by Shenzhen Bgin on a regular basis through a third-party payment institution, which exchanged the U.S. dollars received from Bgin HK for Renminbi.

According to the Administrative Measures on the Payment Services Provided by Non-financial Institutions issued by the People’s Bank of China, or PBOC, on June 14, 2010 and effective on September 1, 2010, non-financial institutions are required to obtain the Payment Business License for their payment services. Furthermore, payment institutions may only conduct foreign exchange business after going through the formalities for the registration in the directory of trade foreign exchange receipt and payment enterprises (“Directory Registration”) pursuant to the Administrative Measures for the Foreign Exchange Business of Payment Institutions promulgated by the SAFE on April 29, 2019 and effective on the same day. Therefore, third-party payment institutions shall not be permitted to provide cross-border payment services unless they obtain the Payment Business License and complete the Directory

Registration. We cannot assure you that the third-party payment institution providing payment services for us could hold or remain valid the relevant cross-border payment licenses and if it fails to obtain the required licenses or cooperate with other institutions with such licenses, it may be subject to a fine of up to 30% of the amount involved in the illegal conversion of foreign exchange or ordered to terminate its payment business. In this case, we have to otherwise seek cooperation with other qualified third-party payment institutions or make payments to the PRC service providers and our affiliated entities through a qualified bank.

Through Bgin HK, our Hong Kong subsidiary, we had entered into agreements with our affiliated entities, which operated our subsidiaries’ mining machines in Mainland China. The operation of mining machines in China were in violation of applicable laws regulating cryptocurrency mining activities in Mainland China.

In the recent years, the PRC government has been actively advancing a crackdown on cryptocurrency mining and trading in the PRC. On September 15, 2021, the PBOC, with nine other Chinese government authorities, jointly released the Circular on Further Preventing and Handling the Risks Concerning Speculation in Virtual Currency Trading, or the Circular No. 237, for the first time, deems all cryptocurrency-related business activities, including: (i) exchanging legitimate currencies and cryptocurrencies or different types of crypto currencies for each other, (ii) trading cryptocurrencies as central counterparty, (iii) provision of intermediary services or pricing services for cryptocurrency transactions, (iv) issuance of tokens for financing, and (v) (for the first time) cryptocurrency related derivatives trading, as “illegal financial activities” that could involve illegal offerings of token notes, unauthorized public offerings of securities, illegal operation of futures business or illegal fundraising. It also provides that any cryptocurrency exchange offering services to Chinese residents from outside mainland China through the internet will also be regarded as conducting “illegal financial activities.” Also, according to the Notice on Regulating Virtual Currency “Mining” Activities, or the Circular No.1283, jointly issued by the National Development and Reform Commission (“NDRC”) and ten other authorities on September 3, 2021, existing cryptocurrency mining projects shall be phased out within the time limits set by local governments and greenfield cryptocurrency mining projects are outright banned by including cryptocurrency mining as an “eliminated industry” in the Catalogue for Guiding Industry Restructuring, or the Catalogue. An eliminated industry refers to an industry to be retired and eliminated in China, and once certain projects fall into the eliminated category, the investment in these projects will be prohibited and they shall be eliminated within a specified time limit and the production technique, equipment and products to be eliminated by explicit orders of the state must not be imported, transferred, produced, sold, used or adopted in accordance with the Interim Provisions on Promoting Industry Restructuring promulgated by the State Council on December 2, 2005. The revised Catalogue came into effect on December 30, 2021 and cryptocurrency mining was officially listed as an “eliminated industry,” and during the period from September 3, 2021 to December 30, 2021, cryptocurrency mining was deemed as an eliminated industry and subject to relevant provisions. Thus, the continuing operation of cryptocurrency mining equipment after September 3, 2021 is not in compliance with applicable PRC laws and regulations and may subject the operator to certain penalties. Pursuant to the Circular Economy Promotion Law which was promulgated by the Standing Committee of the National People’s Congress of the PRC (“NPC”) on October 26, 2018 and came into effect on the same day, any individual or company which uses equipment or production technique which has been ordered to be eliminated by the State may be ordered to cease the use, and such equipment and materials shall be confiscated, and a fine of not less than RMB50,000 but not more than RMB200,000 shall be imposed. If the circumstances are serious, the individual or company may be ordered to suspend or close down.

Our management carefully evaluated the language and potential impact of Circular No. 237 and the Catalogue on the Company’s PRC operations immediately after they were published. Based on its interpretation of the language of Circular No. 237 and the Catalogue, the management believed that suspending all mining activities at that time would cause the Company to lose all of its revenue and income for a substantial period of time and therefore materially and adversely affect the Company’s business operations, financial position, and results of operations, which could potentially be a bigger loss to the Company compared to potential penalties by the PRC authorities for the violation. As such, after weighing its options, in September 2021, management decided to continue the Company’s mining activities but to gradually phrase out its PRC operations, and made the strategic decision to move its operations to the U.S. From November 2021, the Company started searching for mining facilities in the U.S., and by October 2022, all of the Company’s mining machines were shipped to mining farms and hosting facilities in the U.S.

As of the date of this prospectus, we do not own or operate any mining facility in the PRC and all of our mining machines previously located in Mainland China have been shipped to the United States. Historically, through Bgin HK, we had service agreements with our affiliated entities, Shenzhen Bgin and Zhongshan Bgin, pursuant to which they provided management and administration services to mining machines located in several facilities in the PRC that were operated during the fiscal years ended December 31, 2021 and 2020. As of June 30, 2022, we had suspended those service agreements and ceased activities in those facilities. Furthermore, Bgin HK entered into an escrow agreement with an unrelated third party in October 2021, pursuant to which our mining machines were hosted in a facility owned by such unrelated third party. The escrow agreement expired on October 9, 2022. As of the date of this prospectus, we have completely ceased all mining activities in Mainland China, and all our mining machines previously operated in Mainland China have been shipped to the U.S. Due to failure to terminate the cryptocurrency mining activities in the PRC in a timely manner, our affiliated entities and the unrelated third party mentioned above, as the service providers providing related services to Bgin HK, may be imposed on a fine, and the hosting facilities leased and managed by them may be ordered to close down and under serious circumstances, they may be ordered to suspend business or to close down by competent authorities. As advised by Commerce & Finance Law Offices, our PRC legal counsel, based on the confirmation by us that (i) as of the date of this prospectus, the service relationship between Bgin HK and the aforementioned unrelated third-party was terminated and that we have shipped all of our mining machines out of Mainland China and to the United States and ceased all cryptocurrency mining projects in Mainland China; and (ii) as of the date of this prospectus, our affiliated entities and the unrelated third party have not received any inquiry, notice, warning, or sanction in such respect, we believe that the risk that our affiliated entities and the unrelated third party would be subject to material administrative penalties by the relevant authorities is low. However, in the event that they are found in violation of applicable PRC laws and regulations and imposed administrative penalties, we may be exposed to liability or compensation for breach of contract asserted against us by our affiliated entities and the unrelated third party, which would materially and adversely affect our business, financial condition, and results of operations.

If the shipment of our subsidiaries’ mining machines from Mainland China to the U.S. are deemed to be in violation of applicable PRC laws and regulations, we may be subject to claims for breach of contract or compensation by third parties, and our business operations, financial position and results of operations may be adversely affected.

In 2022, we shipped all of the mining machines owned by our subsidiaries from Mainland China to the mining farms and hosting facilities located in Nebraska and West Virginia.

According to the Decision of the National Development and Reform Commission on Amending the Guidance Catalogue for Industrial Structure Adjustment (2019), virtual currency “mining” activities are classified as “production processes and equipment to be eliminated.” According to the decision of the State Council on the issuance and implementation of the Interim Provisions for the Promotion of Industrial Restructuring, production processes, equipment and products that are explicitly eliminated by the state shall not be imported, transferred, produced, sold, used or adopted.

According to Article 17 of the Energy Conservation Law of the People’s Republic of China, the production, import and sale of energy-using products and equipment that are explicitly eliminated by the state or do not meet mandatory energy efficiency standards is prohibited. Any use of energy-using equipment and production processes that are explicitly eliminated by the state is prohibited. According to Article 18 of the Circular Economy Promotion Law of the People’s Republic of China, the production, import, sale and use of equipment and materials and the use of technologies and processes included in the elimination list are prohibited.

According to Article 15 of the Foreign Trade Law of the People’s Republic of China, the state may restrict or prohibit the import or export of goods or technologies based on the following reasons: (a) to protect national security, social public interest or public morality; (b) to protect human health or safety, to protect the life or health of animals or plants, and to protect the environment; (c) for the implementation of measures related to the import and export of gold or silver; (d) for purposes of addressing domestic supply shortages or for the effective protection of natural resources that may be exhausted; (e) market capacity is limited in the exporting the country or region; (f) the export market is disordered; (vii) to protect specific domestic industries; (h) imports of any form of agriculture, animal husbandry, fisheries products; (i) to protect the country’s international financial position and balance of payments; (j) in accordance with the provisions of other laws and administrative regulations or international treaties and agreements. Article 16 of the Foreign Trade Law of the People’s Republic of China provides that the state may take any necessary measures to maintain national security with respect to the import and export of goods and technology related to fission or fusion substances or substances derived from such substances, as well as the import and export of weapons, ammunition or other military materials. In times of war or to maintain international peace and security, the state may take any necessary measures in the import and export of goods and technology.

According to the foregoing provisions, (i) “mining” activities, rather than mining machines, are listed within the “production process and equipment to be eliminated” listed in the Industrial Structure Adjustment Guidance Catalogue (2019) and thus shall not be imported, transferred, produced, sold, used and adopted, (ii) the Law of the People’s Republic of China on Energy Conservation and the Law of the People’s Republic of China on the Promotion of Circular Economy do not prohibit the export of “production process and equipment to be eliminated”, and (iii) mining machines are not prohibited from export activities under the Foreign Trade Law of the People’s Republic of China, nor are they included in the list of goods prohibited or restricted for export as stipulated in the Regulations on the Import and Export of Goods of the People’s Republic of China.

According to Article 36 of the PRC Administrative Penalty Law, where an illegal act is not discovered within two years of its commission, no administrative penalty shall be imposed on the offender.

Based on the foregoing, in the opinion of Commerce & Finance Law Offices, our PRC legal counsel, considering that we have shipped all of the mining machines owned by our subsidiaries from Mainland China to the mining farms and hosting facilities located in Nebraska and West Virginia and the third-party carriers have completed applicable export procedures, such as custom declarations, the risk for the act of shipping mining machines overseas from Mainland China by third parties entrusted by our subsidiaries to be found in violation of PRC laws and regulations related to “mining” activities and thus subject to penalties is remote. However, if the mining machines were deemed to be goods prohibited or restricted for export during the inspection of the Customs within 2 years of the date on which the export machines were released, the act of shipping mining machines overseas from Mainland China would be considered to be in violation of the foregoing laws and regulations related to import or export, as a result of which the third parties entrusted by our subsidiaries may be subject to a fine up to 30% of the value of the machines under shipment in the case of restricted exports or RMB1 million in the case of prohibited exports and our mining machines may be ordered to be directly, provided that such exports do not constitute smuggling. Under such circumstances, we may be exposed to liability or compensation for breach of contract asserted against us by those third parties. In such event, our business operations, financial position and results of operations may be materially and adversely affected.

The PRC government’s significant authority to intervene in or influence the Mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of Mainland China, and otherwise result in material adverse change in our operations and the value of our Class A ordinary shares.

Our business, prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic, and social conditions in China generally. The PRC government has significant authority to intervene in or influence the Mainland China operations of an offshore holding company at any time as the government deems appropriate to advance regulatory and social objectives and policy positions. For instance, the PRC government has recently published new policies that significantly affected certain industries. We cannot assure you that the oversight of the PRC government will not be extended to companies operating in Hong Kong like us or that new policies will not be introduced to regulate our industry. The PRC government may also prevent us from transferring the cash we maintain in Hong Kong outside of Mainland China, or restrict our ability to deploy our cash into business or to pay dividends. Any such action could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our subsidiaries’ business, pay dividends, or otherwise fund and conduct our subsidiaries’ business, and could result in a material adverse change to our subsidiaries’ business operations, including our Hong Kong operating subsidiary’s operations, our prospects, financial condition, and results of operations, require us to seek additional permission to continue our subsidiaries’ operations, and damage our reputation, which could cause the Class A ordinary shares to significantly decline in value or become worthless. See also “— Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations.”

Uncertainties arising from the legal system in Mainland China, including uncertainties regarding the interpretation and enforcement of laws in Mainland China and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer our securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the Class A ordinary shares to significantly decline in value or become worthless.

We may be affected directly or indirectly by laws and regulations in Mainland China. The legal system in Mainland China is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases may be cited for reference but have less precedential value. The laws, regulations, and legal requirements in China are quickly evolving and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to you and us. In addition, we cannot predict the effect of future developments in the legal system in Mainland China, particularly with regard to new economies, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. Furthermore, the legal system in Mainland China is based in part on government policies and internal rules, some of which are not published on a timely basis or at all. As a result, we may not be aware of our violation of these policies and rules. In addition, any administrative and court proceedings in China may be protracted and result in substantial costs and diversion of resources and management attention.

New laws and regulations may be enacted from time to time and substantial uncertainties exist regarding the interpretation and implementation of current and any future laws and regulations in Mainland China applicable to our businesses. In particular, the PRC government authorities may continue to promulgate new laws, regulations, rules and guidelines governing new economy companies with respect to a wide range of issues, such as intellectual property, unfair competition and antitrust, privacy and data protection, and other matters. Compliance with these laws, regulations, rules, guidelines, and implementations may be costly, and any incompliance or associated inquiries, investigations, and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, or materially and adversely affect our business, financial condition, results of operations, and the value of the Class A ordinary shares.

A recent joint statement by the SEC and the PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or having substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the Senate passed the Holding Foreign Companies Accountable Act, requiring a foreign company to certify that it is not owned or manipulated by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the company’s securities are prohibited from trading on a national exchange.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Holding Foreign Companies Accountable Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under the related process that will be implemented by the SEC.

On June 22, 2021, the U.S. Senate passed the Accelerating Foreign Holding Companies Act that, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two, thus reducing the time before our securities may be delisted or prohibited from being traded.

On September 22, 2021, the PCAOB adopted rules to create a framework for the PCAOB to use when determining, as contemplated under the Holding Foreign Companies Accountable Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in a foreign jurisdiction. As of the date of this prospectus, we have not been identified by the SEC under these rules, and we do not expect to be identified by the SEC as such.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions. The PCAOB has made such designations as mandated under the Holding Foreign Companies Accountable Act. Pursuant to each annual determination by the PCAOB, the SEC will, on an annual basis, identify issuers that have used non-inspected audit firms and thus are at risk of such suspensions in the future.

The PCAOB has been able to inspect our auditor, ZH CPA, LLC, an independent registered public accounting firm with its headquarters in Denver, Colorado, with its last inspection conducted in November 2020. Our auditor is not subject to the designations issued by the PCAOB on December 16, 2021. However, if the PCAOB is unable to inspect our accounting firm in a foreign jurisdiction during any period of three consecutive years or we become owned or controlled by a government in that foreign jurisdiction in the future, the Holding Foreign Companies Accountable Act may require our Class A ordinary shares to be delisted from the Nasdaq Stock Market or any exchange on which our securities are traded in the future.

On August 26, 2022, the CSRC, the MOF and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the Holding Foreign Companies Accountable Act if needed and does not have to wait another year to reassess its determinations. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the Holding Foreign Companies Accountable Act.

On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two.

The recent developments would add uncertainties to our offering and may result in prohibitions on the trading of our Class A ordinary shares on the Nasdaq Stock Market, if our auditors fail to meet the PCAOB inspection requirement in time.

We plan to empower our audit committee to take the PCAOB’s lack of inspection, as applicable, into account in connection with the oversight of our independent registered public accounting firm’s audit procedures and establish relevant internal quality control procedures. However, we cannot assure you that our audit committee’s oversight would be effective. In addition, the SEC may initiate proceedings against our independent registered public accounting firm, whether in connection with an audit of our Company or other China-based companies, which could result in the imposition of penalties against our independent registered public accounting firm, such as suspension of its ability to practice before the SEC. All of these could cause our shareholders and investors to lose confidence in our reported financial information and procedures and the quality of our financial statements, which may have a material effect on our business.

Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations.

We may be subject to a variety of cybersecurity, data privacy, data protection, and other laws and regulations related to data, including those relating to the collection, use, sharing, retention, security, disclosure, and transfer of confidential and private information, such as personal information and other data. These laws and regulations apply not only to third-party transactions, but also to transfers of information within our organization. These laws and regulations may restrict our business activities and require us to incur increased costs and efforts to comply, and any breach or noncompliance may subject us to proceedings against us, damage our reputation, or result in penalties and other significant legal liabilities, and thus may materially and adversely affect our business, financial condition, and results of operations.

In some jurisdictions, including Mainland China where we do not have material operations, the cybersecurity, data privacy, data protection, or other data-related laws and regulations are relatively new and evolving, and their interpretation and application may be uncertain.

The following summarizes some of the key recent legislative initiatives in China on the matters of data security and privacy.

Data Security

•        In June 2021, the Standing Committee of the NPC promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the state council promulgated the Regulations on the Protection of Critical Information Infrastructure Security, which became effective on September 1, 2021. Critical information infrastructure encompasses, under this regulation, key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. As of the date of this prospectus, no detailed rules or implementation rules have been issued by any authority. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. As of the date of this prospectus, we have not been informed that we are a critical information infrastructure operator by any government authorities. We have not collected, stored, or managed any personal information in Mainland China. As such, we currently do not expect the foregoing measures will have an impact on our business, results of operations, or this offering, and we believe that we are compliant with these measures to date. However, we still face uncertainties regarding the interpretation and implementation of these laws and regulations in the future. Cybersecurity review could result in disruption in our operations, negative publicity with respect to our company, and diversion of our managerial and financial resources. Furthermore, if we were found to be in violation of applicable laws and regulations in China during such review, we could be subject to fines or other government sanctions and reputation damages. Therefore, potential cybersecurity review, if applicable to us, could materially and adversely affect our business, financial condition, and results of operations.

•        In November 2021, the CAC released the Administrative Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this prospectus as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations stipulates that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of a given year to the municipal cybersecurity department by the end of January in the following year. As of the date of this prospectus, the Draft Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty. We cannot predict the impact of the Draft Regulations on us, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted version of the Draft Regulations mandates clearance of cybersecurity review and other specific actions to be completed by companies operating in Hong Kong like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

Personal Information and Privacy

•        The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, or the Anti-monopoly Guideline, which aims to provide guidelines for supervising and prohibiting the monopolistic conducts in connection with the internet platform business operations and further elaborate on the factors for recognizing such monopolistic conducts in the internet platform industry. In particular, pursuant to the Anti-monopoly Guideline the methods of an internet platform collecting, using the privacy information of the internet users may also be one of the factors to be considered for analyzing and recognizing the monopolistic conducts in the internet platform industry. For example, whether the relevant business operator compulsorily collects unnecessary user information may be considered to analyze whether there is a bundled sale or additional unreasonable trading condition, which is one of the behaviors constituting the abuse of dominant market position.

•        In August 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The Personal Information Protection Law steps up the protection for personal information and imposes additional requirements in terms of its processing. Nonetheless, many provisions under this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations. Although as of the date of this prospectus, we have not collected, stored, or managed any personal information in Mainland China, given that there remain uncertainties regarding the further interpretation and implementation of the relevant laws and regulations, if they are deemed to be applicable to companies operating in Hong Kong like us, we cannot assure you that we will be able to comply or remain compliant with such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the government authorities and become subject to fines and other government sanctions, which may materially and adversely affect our business, financial condition, and results of operations.

If we were to be required to obtain any permission or approval from the CSRC, the CAC, or other PRC authorities in connection with this offering under PRC law, we may be fined or subject to other sanctions, and our business, reputation, financial condition, and results of operations may be materially and adversely affected.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and implementation of the regulations remain unclear.

In addition, the PRC government authorities may strengthen oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers, and any such action by the Chinese government could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. For instance, on July 6, 2021, the relevant PRC governmental authorities promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, which emphasized the need to strengthen the supervision over overseas listings by PRC companies. Effective measures, such as promoting the establishment of relevant regulatory systems, are to be taken to deal with the risks and incidents of overseas listing of China-based companies, cybersecurity and data privacy protection requirements and similar matters. As a follow-up, on December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments. The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by PRC domestic companies. On December 28, 2021, the Cyberspace Administration of China and other PRC authorities promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022, and further restates and expands the applicable scope of the cybersecurity review in effect. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators holding personal information of over one million users must apply to the Cybersecurity Review Office for a cybersecurity review before an overseas listing. On December 27, 2021, the NDRC and the Ministry of Commerce jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it must obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company should not be involved in the company’s operation and management, and their shareholding percentage should be subject to the relevant regulations on the domestic securities investments by foreign investors. The foregoing regulations are either recently issued or remain in draft form and there remain substantial uncertainties with respect to their interpretation and implementation.

As of the date of this prospectus, we have not collected, stored, or managed any personal information in Mainland China. As such, we believe that, based on the advice of Commerce & Finance Law Offices, our PRC counsel, we are not required to obtain any permission from PRC authorities to operate and issue our ordinary shares to foreign investors as of the date of this prospectus, including permissions from the CSRC or CAC. If (i) we do not receive or maintain any permission or approval required of us, (ii) we inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations, or interpretations thereof change and we become subject to the requirement of additional permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into Mainland China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected. See also “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China — The PRC government’s significant authority to intervene in or influence the Mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of Mainland China, and could otherwise result in a material adverse change to our business operations, including our Hong Kong operations and cause the Class A ordinary shares to significantly decline in value or become worthless” and “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China — Uncertainties arising from the legal system in Mainland China, including uncertainties regarding the interpretation and enforcement of laws in Mainland China and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer our securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the Class A ordinary shares to significantly decline in value or become worthless.”

It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within the territory of China, including Hong Kong.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

A portion of our business operations is conducted through our Hong Kong subsidiary, Bgin HK. In the event that the U.S. regulators carry out an investigation on us and there is a need to conduct such investigation, or collect evidence within, the territory of the PRC, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in the PRC under the PRC laws. The U.S. regulators may, in the future, consider cross-border cooperation with a securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC. However, there is no assurance that such cooperation will materialize, or if it does, whether it will adequately address any efforts to investigate or collect evidence to the extent that may be sought by U.S. regulators.

You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Mainland China/Hong Kong against us or our management named in this prospectus based on Mainland China/Hong Kong laws.

As of October 2022, all of our subsidiaries’ mining machines had been shipped to the U.S. and were successfully installed and located in the two mining farms in Nebraska, and two hosting facilities leased from third-parties in the states of Nebraska and West Virginia, respectively. Among all these machines, 3,687, or approximately 98.16% of the total 3,756 mining machines, were under operation. As of the date of this prospectus, a majority of our operations are conducted in the United States, and a majority of our assets are located in the United States. However, the majority of our directors and officers, including Mr. Qiuhua Li, Mr. Qingfeng Wu, Mr. Zhao Xiang, Mr. Pengju Wang, and Mr. Qi Shao, are nationals or residents of Mainland China and a substantial portion of their assets are located in Mainland China. Additionally, Mr. Boquan He, our independent director, is a resident of Hong Kong, and a substantial portion of his assets are located in Hong Kong.

It may be difficult for you to effect service of process upon us or those persons inside Mainland China. It may also be difficult for you to bring actions or enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as none of them currently resides in the United States or has substantial assets located in the United States, and a majority of our assets and our officers and directors are located outside of the United States. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the prospectus, as judgments entered in the United States can be enforced in Hong Kong only at common law. If you want to enforce a judgment of the United States in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. For more information regarding the relevant laws of the Cayman Islands, Mainland China, and Hong Kong, see “Enforceability of Civil Liabilities.”

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiaries are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

The Hong Kong legal system embodies uncertainties which could limit the availability of legal protections.

As one of the conditions for the handover of the sovereignty of Hong Kong to China, China accepted conditions such as Hong Kong’s Basic Law. The Basic Law ensured Hong Kong will retain its own currency (the Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for fifty years from 1997. This agreement has given Hong Kong the freedom to function with a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system.

However, if the PRC attempts to alter its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including the ability to enforce agreements with the customers.

There are some political risks associated with conducting business in Hong Kong.

A portion of our operations are based in Hong Kong. Accordingly, our business operations and financial conditions will be affected by the political and legal developments in Hong Kong. During the fiscal years ended December 31, 2020 and 2021 and the six months ended June 30, 2022, we derived substantially all of our revenue from operations in Hong Kong and, specifically, from Bgin HK. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and may adversely affect the business operations of Bgin HK. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since all of our operations are based in Hong Kong, any change of such political arrangements may pose an immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

The Hong Kong protests that began in 2019 are ongoing and were triggered by the introduction of the Fugitive Offenders amendment bill by the Hong Kong government. If enacted, the bill would have allowed the extradition of criminal fugitives who are wanted in territories with which Hong Kong does not currently have extradition agreements, including Mainland China. This led to concerns that the bill would subject Hong Kong residents and visitors to the jurisdiction and legal system of Mainland China, thereby undermining the region’s autonomy and people’s civil liberties. Various sectors of the Hong Kong economy have been adversely affected as the protests turned increasingly violent. Most notably, the airline, retail, and real estate sectors have seen their sales decline.

Under the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent development including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and President Trump signed an executive order and HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from Mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S., China and Hong Kong, which could potentially harm our business.

Our revenue is susceptible to the ongoing incidents or factors which affect the stability of the social, economic and political conditions in Hong Kong. Any drastic events may adversely affect our business operations. Such adverse events may include changes in economic conditions and regulatory environment, social and/or political conditions, civil disturbance or disobedience, as well as significant natural disasters. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Class A ordinary shares could be adversely affected.

We may be affected by the currency peg system in Hong Kong.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at the rate of approximately HK$7.80 to US$1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

Risks Related to Our Business and Industry

We have a limited operating history and have grown significantly in a short period of time. If we fail to manage our growth effectively, our business could be materially adversely affected.

We were organized and began our mining activities through our subsidiaries in 2019. Accordingly, we have a limited operating history, which makes an evaluation of our future prospects difficult. Our operating results will likely fluctuate moving forward as we focus on increasing the capacity of our subsidiaries’ mining farms and mining machines and as the market prices of cryptocurrencies fluctuate. We may need to make business decisions that could adversely affect our operating results, such as modifications to our business structure, or operations. In addition, we have grown rapidly since inception. This growth has placed significant demands on our management, financial, operational, technological, and other resources, and we expect that additional growth could place significant demands on our management and other resources and require us to continue developing and improving our operational, financial, and other internal controls. We may not be able to address these challenges in a cost-effective manner or at all. If we do not effectively manage our growth, we may not be able to execute on our business plan, respond to competitive pressures or take advantage of market opportunities and our business, financial condition, and results of operations could be materially harmed.

We may be unable to raise additional capital needed to grow our business.

We expect to need to raise additional capital to expand our operations and pursue our growth strategies, and to respond to competitive pressures or unanticipated working capital requirements. We may not be able to obtain additional debt or equity financing on favorable terms, if at all, which could impair our growth and adversely affect our existing operations. If we raise additional equity financing, our shareholders may experience significant dilution of their ownership interests, and the per share value of our Class A ordinary shares could decline. Furthermore, if we engage in debt financing, the holders of debt likely would have priority over the holders of our Class A ordinary shares on order of payment preference. We may be required to accept terms that restrict our ability to incur additional indebtedness or take other actions including terms that require us to maintain specified liquidity or other ratios that could otherwise not be in the interests of our shareholders.

There is no assurance that cryptocurrencies will maintain their long-term value and volatility in the market price of cryptocurrencies may adversely affect our business and results of operations.

As a relatively new product and technology, cryptocurrencies have only in recent years been accepted as a means of payment for goods and services by selected industries, and the use of cryptocurrencies is not anchored by any reserve currency or precious metal, and is not backed by any government or commercial enterprise, the long-term value of cryptocurrencies is uncertain, which may further increase the volatility in cryptocurrency prices. Banks and other established financial institutions may refuse to process funds for cryptocurrency transactions, process wire transfers to or from cryptocurrency exchanges, or maintain accounts for persons or entities transacting in cryptocurrencies. Meanwhile, a significant portion of cryptocurrency demand is generated by speculators and investors seeking to profit from the short- or long-term holding of cryptocurrencies. The prices of cryptocurrencies may also be impacted by evolving and uncertain regulatory environment and the development of blockchain technology.

Our business and financial condition highly correlate with the market price of cryptocurrencies. During the fiscal years ended December 31, 2020 and 2021 and the six months ended June 30, 2022, substantially all of our revenue was generated from cryptocurrency-related operations and we held a significant amount of cryptocurrencies. As of December 31, 2020 and 2021 and June 30, 2022, the cryptocurrencies held by us in aggregate account for approximately 2.51%, 33.51%, and 27.33% of our total assets, respectively. Through our subsidiaries, we have adopted measures to minimize the risks associated with the fluctuation in the market price of cryptocurrencies. For example, our subsidiaries utilize their proprietary cloud-based mining machine management software to monitor the amount and fluctuation of the market price of cryptocurrencies mined on a daily basis and, on an as-needed basis, adjust the ratio of cryptocurrencies to be mined. However, there can be no assurance that this measure can effective eliminate or reduce the price risk of cryptocurrencies. Any drastic fluctuation in the market price of cryptocurrencies may have a material adverse impact on our business, financial condition and results of operations.

On the other hand, if there is a rapid increase in the market price of cryptocurrencies, market demand for mining machine components and other cryptocurrency mining services is likely to surge. In such event, in response to increasing market demand, suppliers may increase prices for the raw materials sourced by our subsidiaries and, as such, we may incur higher production costs associated with the manufacturing of mining machines by our subsidiaries. Furthermore, a rise in cryptocurrency price could result in substantial increases in the supply of mining machines connected to the cryptocurrency network. The increased computing power would lead to increasing mining difficulty, which would reduce the economic return of mining and thereby lead to a material adverse impact on our business, financial condition, and results of operations.

Recent bankruptcies and financial distress among cryptocurrency market participants, including the bankruptcy of FTX, a large cryptocurrency exchange, have caused widespread disruption in these markets and have negatively impacted our business operations, results of operations and financial condition.

Recently, some cryptocurrency market participants have experienced bankruptcies and financial distress, which have caused widespread disruption in those markets. FTX, a Bahamas-based cryptocurrency exchange, filed for Chapter 11 bankruptcy on November 10, 2022. The rapid collapse and bankruptcy of FTX has caused fears and negative impact on cryptocurrency market. Thether dropped below its peg price of $1.00 to $0.97, and Bitcoin dropped to the lowest price in two years. FTX’s bankruptcy has led to excessive withdrawal requests from clients of other cryptocurrency exchanges. Several crypto exchanges, including AAX, Binance, and crypto.com, have since announced temporary withdrawal suspensions due to market volatilities.

We had stored cryptocurrencies valued at $1.12 million in the hot wallets maintained on FTX prior to its bankruptcy, and as of the date of this prospectus, we have not been able to withdraw any cryptocurrencies from FTX since its bankruptcy. This amount represents approximately 9.91% of the Company’s operating income for the six months ended June 30, 2022. Uncertainties exist as to whether we will be able to withdraw any cryptocurrencies we maintained on FTX at all and, in the event that possibilities of withdrawal is remote, we will suffer a loss of $1.12 million in income for the year ended December 31, 2022.

Currently, we exchange substantially all of our mined cryptocurrencies on MEXC and TXBIT, two cryptocurrency exchanges, which presents concentration risks to us. If either MEXC or TXBIT were to suspend redemptions, we may not be able to exchange cryptocurrencies for fiat currency at rates favorable to us or at all, as a result of which our business operations could be disrupted. In such event, our business operations, financial condition, and results of operations may be materially and negatively impacted.

We may experience reputational harm in light of recent disruption in the cryptocurrency markets.

We may face reputational harm in light of recent disruption in the cryptocurrency markets. Although our subsidiaries’ business consists solely of cryptocurrency mining as of the date of this prospectus, our subsidiaries are expected to launch two mining pools, both dedicated to the mining of small-cap cryptocurrencies, by September 2023. If customers of these mining pools lose confidence in our subsidiaries’ mining pool services or the cryptocurrency markets in general due to recent events, our subsidiaries may not be able to attract enough number customers or at all to generate profit, and we may experience loss operating these mining pools as a result. Additionally, in light of recent events in the cryptocurrency markets, regulators, including the SEC, may impose additional regulations and/or tighten control of cryptocurrency market participants. In such event, we may be required to comply with additional regulatory requirements, which can lead to increased compliance costs and adjustment of our subsidiaries’ current business activities.

If our policies and procedures surrounding the safeguarding of cryptocurrencies, conflicts of interest, or comingling of assets fail, we may be subject to risks of loss of assets and damaged reputation, which could negatively affect our business, financial position, and results of operations.

Prior to the bankruptcy of FTX, we had stored substantially all of our cryptocurrencies in hot wallets, which practice presented a high degree of risks. To safeguard our cryptocurrencies and mitigate similar risks, we have recently adopted changes to address the deficiencies in our risk management processes and policies. For instance, we will exchange all of our cryptocurrencies mined on a single day into Tethers the next day, an asset-backed cryptocurrency “stablecoin” with exchange rate pegged to fiat currency and designed to be valued at US$1.0, and place the Tethers in cold wallets, and each time the value of Tethers in cold wallets reach US$100,000, we will initiate a request to change the Tethers to fiat currency. In order to protect our cryptocurrencies, we take a series of precaution measures, including opening accounts on reputable and reliable exchanges, setting up complex passwords and changing passwords on a frequent basis, adopting two-factor authentication for log-in, avoid using public Wi-Fi for account access, and staying informed of latest cybersecurity threats. We also adopted a cash management policy on April 29, 2022, which sets forth the controls and procedures for cash outflows and cash flows among entities within our organization. Additionally, we plan to launch two mining pools by September 2023, and we intend to adopt certain measures to protect the mining pools from disruption. For details, see “Our Business — Research and Development — Mining Pools.” Even though we adopt and plan to adopt policies and procedures to protect cryptocurrencies owned by us and mining pool participants, we cannot assure you that these measures will be effective. If these policies and procedures fail, we may be exposed to risks of loss of assets and experience damaged reputation, which could negatively affect our business, financial condition, and results of operations.

We have identified deficiencies in our risk management processes and policies in light of current cryptocurrency market conditions and plan to adopt changes to address these deficiencies. Nevertheless, if our risk management process and policies are still inadequate to protect our assets, we may experience material loss and our business, financial condition and results of operations may be adversely affected.

Prior to FTX’s bankruptcy, we had stored cryptocurrencies valued at $1.12 million in the hot wallet maintained on this platform and as of the date of this prospectus, we have not been able to withdraw any cryptocurrencies from FTX since its bankruptcy. Hot wallets are also subject to other material risks including security breaches of private keys which are stored on the Internet and in the wallets’ browsers. In light of the bankruptcy of FTX and recent cryptocurrency market conditions, we have recently adopted changes to address the deficiencies in our risk management processes and policies. For instance, we will exchange all of our cryptocurrencies mined on a single day into Tethers the next day, and place the Tethers in cold wallets, and each time the value of Tethers in cold wallets reach US$100,000, we will initiate a request to change the Tethers to fiat currency. We intend to continue monitoring the cryptocurrencies market and adopting changes to address deficiencies in our risk management processes and policies as we identify them. Nevertheless, if our risk management process and policies are inadequate to protect our assets, we may experience material loss and our business, financial condition, and results of operations may be adversely affected.

Recent disruptions in the cryptocurrency markets have caused and may continue to cause price declines and volatilities in cryptocurrencies.

Recent disruptions in the cryptocurrency markets have caused price declines and volatilities in cryptocurrencies. For instance, the price of Tether dropped below its peg price of $1.0 to $0.97 and the price of Bitcoin dropped to its lowest within two years in November 2022 after the news of FTX’s bankruptcy was disseminated. The prices of many other types of cryptocurrencies and of many publicly traded cryptocurrency companies declined. These market volatilities and disruptions may negatively impact our financial position and results of operations if the trading prices of those types of cryptocurrencies our subsidiaries mine materially decline.

Additionally, prices of cryptocurrencies are volatile in nature, including those of the cryptocurrencies we mine. For details, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Volatility in market price of cryptocurrencies.” We adjust our mining strategy primarily based on the overall rate of return. The rate of return for mining a particular type of cryptocurrency typically depends upon a few crucial factors, including its trading price, mining difficulty, and the hash rate it takes to mine a unit of such cryptocurrency. An increase in a cryptocurrency’s trading price attracts more miners, and leads to an increase in mining difficulty of such cryptocurrency. As cryptocurrency market is volatile in nature, we monitor the trading prices of small-cap cryptocurrencies on a constant basis, and adjust the mining ratios of different types of cryptocurrencies on a daily basis to maximize the overall rate of return. However, in the event that the prices of cryptocurrencies our subsidiaries mine decrease, we may not be able to achieve the optimal rate of return or any return at all, and our financial position and results of operations may suffer as a result.

We are subject to regulatory risks with regard to mining, holding, using, or transferring cryptocurrencies, which could negatively affect our business, results of operations and financial position.

Our business is subject to governmental supervision and regulation by the relevant PRC and overseas governmental authorities. In addition, governmental authorities are likely to continue to issue new laws, rules and regulations governing the cryptocurrency industry we operate in and enhance enforcement of existing laws, rules and regulations. Cryptocurrencies have in the past been, and may in the future, be used by market participants for black market transactions, to conduct fraud, money laundering, terrorism-funding, tax evasion, economic sanction evasion or other illegal activities. We cannot assure you that we will successfully detect all money laundering or other illegal or improper activities which may adversely affect our reputation, business, financial condition and results of operations.

There is also no assurance that existing or future regulations on mining, holding, using, or transferring of cryptocurrencies would not result in an adverse effect on our business operations and results of operations. As cryptocurrency mining employs sophisticated and high computing power devices operating in an energy-intensive environment, future developments in the regulation of energy consumption, including possible restrictions on energy usage in jurisdictions where our subsidiaries conduct mining activities, may affect our business operations. For instance, on September 24, 2021, ten PRC government authorities, including the People’s Bank of China, jointly issued the Notice on Further Preventing and Resolving the Risks of Virtual Currency Trading and Speculation (the “Notice”). The Notice reinforced the concept that cryptocurrency is illegal and provides that all related services, such as offering trades, exchanging between legal tender and cryptocurrency or between different cryptocurrencies, or providing information intermediary and pricing services for cryptocurrency transactions, are all deemed illegal financial activities. As of the date of this prospectus, we have not engaged in any activities or transactions prohibited by the Notice. Nevertheless, if the PRC government adopts laws and regulations prohibiting or restricting business activities involving cryptocurrency mining in the future, our business operations, financial condition and results of operations may be materially and adversely affected.

Erosion of loss of user confidence in cryptocurrencies could adversely impact our business, results of operations and financial condition.

Cryptocurrencies are open source and not related to or backed by any sovereign or business entities and are usually not anchored to or pegged to any standard currency, commodity, or rate. The value of cryptocurrencies is greatly dependent on the users’ confidence. Diverging beliefs in the concept of decentralization and negative publicity of cryptocurrencies may erode user confidence in cryptocurrencies and significantly reduce the market prices of cryptocurrencies.

Additionally, confidence in the confirmation process and a cryptocurrency network could also be challenged by such cryptocurrency’s tendency to centralize. A key reason that cryptocurrencies have attracted many new and committed users in a short period of time is its decentralized nature, or the lack of control by a central authority. Individuals, companies or groups that control vast amounts of computing power of any given cryptocurrency can affect the market price of such cryptocurrency. Moreover, if a malicious actor obtains control of 50% of the aggregate hash rate active on a cryptocurrency’s network, it could prevent new transactions from being confirmed, turn off hashing power as a coercive tactic and possibly reverse transactions that were previously completed, despite the intended decentralized structure. Such concerns or skepticism about the decentralized nature of cryptocurrencies may cause current participants to lose confidence in the cryptocurrency industry. This in turn could adversely affect our business and results of operations as we derive a substantial majority of our revenue from mining cryptocurrencies and selling those we mine.

The cost of producing new mining machines and obtaining raw materials for such production has historically been capital intensive, and is likely to continue to be very capital intensive, which may have a material and adverse effect on our business and results of operations.

The success and profitability of the mining operations conducted by our subsidiaries depends largely on the costs, including costs of mining machines and electricity, associated with our subsidiaries’ mining activities. We can be profitable only if such costs are lower than the prices of the cryptocurrencies our subsidiaries mine when they sell such cryptocurrencies. Our subsidiaries’ mining machines experience ordinary wear and tear from operation and can function normally for an average of three years. Our subsidiaries’ mining machines may also face more significant malfunctions caused by factors which may be beyond the control of our subsidiaries. Over time, our subsidiaries will replace those mining machines which are no longer functional with new mining machines our subsidiaries manufacture. Additionally, as technology evolves, our subsidiaries are required to continue investing in research and development to invent newer models of mining machines to remain competitive in the market.

Although the adoption of certain measures, including our subsidiaries’ proprietary mining machine management software, which permits our subsidiaries to turn on or off each mining machine and monitor certain crucial data of these machines in real time, and the equipment of our subsidiaries’ mining machines with high-efficiency cooling system, which can dissipate heat efficiently, may help maintain the normal functions of our subsidiaries’ mining machines for a longer period of time, all of the mining machines deployed by our subsidiaries will degrade due to ordinary wear and tear from usage. Additionally, all of these machines will eventually become obsolete, and may also be lost or damaged due to factors outside of our control. Once such event happens, these mining machines will need to be repaired or replaced along with other equipment from time to time for us to stay competitive. This upgrading process requires substantial capital investment, and we may face challenges in doing so on a timely and cost-effective basis based on our ability to develop new mining machines with greater processing power and our access to adequate capital resources. If we are unable to obtain adequate numbers of new and replacement mining machines at scale, we may be unable to remain competitive in our highly competitive and evolving industry. If this happens, we may not be able to mine cryptocurrencies through our subsidiaries as efficiently or in similar amounts as our competitors and, as a result, our business and financial results could suffer. This could, in turn, materially and adversely affect the trading price of our securities and our investors could lose part or all of their investment.

Through Bgin HK, we have entered into agreements with our affiliated entities, and such agreements present potential conflicts of interest that could adversely affect our business and results of operations.

Bgin HK has an agreement with and had previously entered into agreements with Shenzhen Bgin and Zhongshan Bgin, each an affiliated entity of ours and controlled by Mr. Qingfeng Wu, our chief executive officer, and Mr. Qiuhua Li, our chairman of the board of directors. See “Prospectus Summary — Agreements with Our Affiliated Entities in the PRC.” Interests of these affiliated entities may not necessarily be aligned with our interests and the interests of our other shareholders.

For example, conflicts of interest may rise in connection with arrangements which may be less favorable to us than similar arrangements negotiated with unaffiliated third parties. Conflicts of interest may also arise in connection with the exercise of contractual remedies, such as the treatment of events of default. As a result, those related party transactions, individually or in the aggregate, may adversely affect our business and results of operations.

Our subsidiaries depend on a limited number of suppliers for the raw materials of their mining machines and, historically, have depended on one manufacturer for their miners, making them vulnerable to supply disruption and price fluctuation.

To date, our subsidiaries source raw materials, including chips, PCBs, other electronic components, and structure components, from a total of 24 suppliers. Our reliance on a limited number of suppliers could result in raw material delivery problems and delays and reduced control over the pricing and quality of those raw materials our subsidiaries source. Though in some cases, we may prefer to have multiple sources to procure certain key items used in our operations, in some cases it is not practical or feasible to do so, particularly in our industry.

If our subsidiaries lose one or more of the large suppliers, our subsidiaries may suffer a disruption in the supply of raw materials if they are unable to acquire such raw materials from an alternative supplier on a timely basis on reasonable commercial terms or at all for any reason. Any supply disruption, including delay in delivery by raw material suppliers, increased demand in their products causing them to delay production or delivery to our subsidiaries, or the bankruptcy or shutdown of these suppliers, could prevent our subsidiaries from competing with other cryptocurrency mining companies, or could force our subsidiaries to purchase raw materials from parties other than those with which our subsidiaries presently have business relationships, which may charge our subsidiaries more, and all of which may materially and adversely affect our business and results of operations.

We rely on a steady and inexpensive power supply for operating mining farms and running mining machines. Failure to access large quantity of power at reasonable costs could significantly increase our expense relate to certain business and adversely affect our business and results of operations.

Cryptocurrency mining consumes a significant amount of energy power to process the computations and cool down the mining hardware. Therefore, a steady and inexpensive power supply is critical to cryptocurrency mining. To lower mining costs, our subsidiaries have located and operated their mining machines in Nebraska and West Virginia in the U.S., where energy is less expensive. There can be no assurance that our operations will not be affected by power shortages or increase in energy prices in the future. In particular, the power supply could be disrupted by nature disasters, such as floods, mudslides and earthquakes, or other similar events beyond our control. Power shortages, power outages or increased power prices could negative impact the normal operation of our mining farms and the hosting facilities, and reduce the expected economic returns from our mining operations. Under such circumstances, our business, results of operations and financial condition could be materially and adversely affected.

Shortages in, or rises in the prices of, the raw materials of our subsidiaries’ mining machines may adversely affect our business, financial condition, and results of operations.

Given the long production period to manufacture, assemble, and deliver certain raw materials and products, problems could arise in the production process that could seriously interrupt our operations, including the possibility of defective parts, an increase in raw material costs, delays in delivery schedules, and shortages of raw materials. The raw materials our subsidiaries use for their mining machines include chips, PCBs, other electronic components, and structure components. The production of mining machines depends on obtaining adequate supplies of these raw materials on a timely basis and at competitive prices. Our subsidiaries do not maintain inventories of these raw materials, and rather, our subsidiaries purchase such raw materials on an as-needed basis from various third-party suppliers that satisfy our quality standards and meet our production requirements.

Shortages of raw materials could result in reduced production and delays in production, as well as increase in production costs, which may negatively affect our subsidiaries’ abilities to conduct their mining operations accordingly to their plans. Raw material shortages may also increase our costs of operations because we may be required to pay higher prices for raw materials in short supply, or redesign or reconfigure products to accommodate for substitute raw materials. As a result, our subsidiaries’ business and our results of operations could be materially and adversely affected.

The quality of our subsidiaries’ mining machines relies on a third-party production partner that we maintain business relationship with. Any failure by such third-party production partner to manufacture mining machines with high quality could materially and adversely affect our business, financial condition and results of operations.

Our subsidiaries rely on a third-party production partner to manufacture mining machines for them and conduct quality control testing and, as such, the quality of our subsidiaries’ mining machines and our business operations may be affected by actions taken by the third-party production partner that are outside of our control. Despite the measures our subsidiaries have taken to ensure the quality of mining machines, to the extent that the production partner is unable to maintain its production facilities’ efficiency or deliver quality mining machines in a timely manner, which may be due to events that are outside of our subsidiaries’ or the production partner’s control, such as manufacturing defects, we may not be able to carry out our mining operations as planned and our business, financial condition, and results of operations may be materially and adversely affected. While we have not experienced such incidents in the fiscal years ended December 31, 2020 and 2021 and the six months ended June 30, 2022, as such incidents are beyond our control, we cannot assure you that they will not occur in the future regardless of the measures we have taken and will take, through our subsidiaries, to maintain the quality of mining machines our subsidiaries use in their daily mining operations. If we are unable to effectively address these risks, our financial performance may be materially and adversely affected.

Our subsidiaries do not maintain long-term contracts with suppliers. If our subsidiaries are unable to source from their current suppliers and unable to find acceptable substitutes at reasonable costs or at all, our production costs may increase and our business and results of operations may be materially and adversely affected.

We have historically sourced raw materials of mining machines through our subsidiaries and, from March 2019 to February 2022, also through our affiliated entities pursuant to the Agency Agreement on an order-by-order basis from suppliers, and our subsidiaries do not maintain long-term contracts with their suppliers. As of June 30, 2022, our subsidiaries had a total of 24 suppliers. We intend to rely upon our subsidiaries exclusively for the sourcing of raw materials in the future. If our subsidiaries lose any of these major suppliers and are unable to find acceptable substitutes at reasonable costs or at all, our production costs may increase, and our production process may be delayed or suspended. In such event, our business and results of operations may be materially and adversely affected.

Our subsidiaries’ mining operations, including the mining farms and hosting facilities in which our subsidiaries’ mining machines are operated or that is currently under construction, may experience damages, and any resulting damages are not covered by insurance.

Our subsidiaries’ current mining operations are, and any future mining operations our subsidiaries establish, will be, subject to a variety of risks relating to such mining operations’ physical condition, including, but not limited to:

•        the presence of construction or repair defects or other structural or building damage;

•        any noncompliance with or liabilities under applicable environmental, health or safety regulations or requirements or building permit requirements;

•        any damage resulting from natural disasters, such as hurricanes, earthquakes, fires, floods and windstorms; and

•        claims by employees and others for injuries sustained at our properties, including as a result of exposure to high voltage operations, extreme temperature conditions in the mining farms and hosting facilities where our subsidiaries’ mining machines are located, and exposure to on-site contaminants and pollutants.

For example, the mining farms and hosting facilities where our subsidiaries’ mining machines are located could be rendered temporarily or permanently inoperable as a result of a fire or other natural disaster or by a terrorist or other attack on such mining farms and hosting facilities. The security and other measures our subsidiaries take to protect against these risks may not be sufficient. Additionally, the mining farms and hosting facilities and hosting facilities where our subsidiaries’ mining machines are located could be materially adversely affected by a power outage or loss of access to the electrical grid or loss by the grid of cost-effective sources of electrical power generating capacity. Our subsidiaries currently do not maintain any commercial insurance and, as such, they may suffer substantial losses as a result of any of these events. In the event of an uninsured loss, including a loss in excess of insured limits, at any of the mining farms or hosting facilities where our subsidiaries’ mining machines are located, our subsidiaries may not be able to remediate that loss in a timely manner or at all and we may lose some or all of the future revenues anticipated to be derived from such mining farms and hosting facilities.

The proper functioning of our subsidiaries’ technology infrastructure is essential to our subsidiaries’ business, and any failure to maintain the satisfactory performance, security and integrity of our subsidiaries’ technology infrastructure would materially and adversely impair our subsidiaries’ ability to conduct business operations and affect our financial condition and results of operations.

The proper functioning of our subsidiaries’ technology infrastructure is essential to the conduct of our subsidiaries’ business. For instance, the functioning of our subsidiaries’ mining network is potentially vulnerable to damage or interruption as a result of earthquakes, floods, fires, extreme temperatures, power loss, telecommunications failures, technical error, computer viruses, hacking and similar events. Additionally, our subsidiaries may encounter problems when upgrading their systems and undetected programming errors could adversely affect the performance of the technologies used by our subsidiaries. If the normal functioning of such technologies experience frequent or persistent disruptions, our business operations may be interrupted, which may result in a material adverse impact on our business, financial condition and results of operations.

Our subsidiaries may fail to anticipate or adapt to technology innovations in a timely manner, or at all.

The cryptocurrency market is undergoing rapid technological changes. Failure to anticipate technology innovations or adapt to such innovations in a timely manner, or at all, may result in our subsidiaries’ mining machines becoming obsolete at sudden and unpredictable intervals. For example, the developments in computing technology, such as quantum computing, may fundamentally change the demand for existing mining technology and mining machines, which could negatively impact our subsidiaries’ business if they fail to respond to the technology development effectively. To maintain our competitiveness, through our subsidiaries, we have actively invested in research and development. Through our subsidiaries, we are currently in the process of developing new models of mining machines, BL1 and BL2, both of which are expected to have greater computing power compared to the current models. Additionally, our subsidiaries are also developing their proprietary 12nm ASIC chips. The process of research and development is inherently complex and involves significant uncertainties. There are a number of risks involved in the process, including failure to translate development plans into commercially feasible mining machines, lack of adequate funding and resources necessary for continuous investments in research and development, or chances that our subsidiaries’ mining machines may become obsolete due to rapid advancements in technology, especially new product launches and changes in consumer preferences, and lack of protection of our subsidiaries’ newly developed technologies as proprietary intellectual property rights. If our subsidiaries are not able to develop and deploy mining machines that are able to mine cryptocurrencies with profits, we may not be able to compete effectively in the market through our subsidiaries and our business and results of operations could be materially and adversely affected.

Any failure to timely complete the construction of our subsidiaries’ mining farm and commence its commercial operations could negatively affect our business operations.

We intend to start an additional mining farms through our subsidiaries in Nebraska by the end of 2023, which is currently under construction with a total power capacity of approximately 20MW. We cannot give assurances that the construction of this mining farm will be completed as scheduled, without cost overrun or at all. Even if the construction is completed on a timely basis, we cannot give assurances that the full commercial operations will begin as we expected. In addition, we may not be able to attract a sufficient number of skilled workers to meet the needs of our subsidiaries’ new mining farm. If our subsidiaries experience delays in construction or commencement of the full commercial operations, supply chain disruptions, increased costs of component parts or raw materials, increased costs or lack of skilled labor, or if other unforeseen events occur, our business, financial condition and results of operations could be adversely impacted. Operating results could also be unfavorably impacted by start-up costs until production at our subsidiaries’ new mining farm reaches planned levels. Cost overruns associated with constructing our subsidiaries’ mining farm could require us to raise additional funds from other sources.

We are subject to environmental, health and safety laws and regulations that may expose us to significant liabilities for penalties, damages or costs of remediation or compliance.

Our subsidiaries’ operations and properties are subject to laws and regulations governing occupational health and safety, the discharge of pollutants into the environment or otherwise relating to health, safety and environmental protection requirements in the countries and localities in which we operate. These laws and regulations may impose numerous obligations that are applicable to our operations, including acquisition of a permit or other approval before conducting construction or regulated activities; limitation or prohibition of construction and operating activities in environmentally sensitive areas; imposing specific health and safety standards addressing worker protection; and imposition of significant liabilities for pollution resulting from our operations, including investigation, remedial and clean-up costs. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations that could have a material adverse effect on our financial position, results of operations and cash flows. Certain environmental laws may impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released into the environment, even under circumstances where the hazardous substances were released by prior owners or operators or the activities conducted and from which a release emanated complied with applicable law.

The trend in environmental regulation has been to place more restrictions and limitations on activities that may be perceived to impact the environment, and thus there can be no assurance as to the amount or timing of future expenditures for environmental regulation compliance or remediation. New or revised regulations that result in increased compliance costs or additional operating restrictions could have a material adverse effect on our financial position, results of operations and cash flows.

Our subsidiaries’ mining business is subject to local government regulation.

We and our subsidiaries are subject to extensive and varied local government regulation, including regulations relating to public health, safety and zoning codes. Our subsidiaries operate in accordance with standards and procedures designed to comply with applicable codes and regulations. However, any failure to obtain or retain any required licenses could adversely affect our subsidiaries’ operations. Although our subsidiaries have not experienced, and do not anticipate experiencing any significant difficulties, delays or failures in obtaining required licenses, permits or approvals, any such problem could delay or prevent our subsidiaries from mining at their current mining farms or hosting facilities or further expanding their operations.

We are in the process of applying for certificates of authority for conducting business in the states of Nebraska and West Virginia. If we fail to obtain these certificates in due course or at all, we may face adverse consequences.

As of the date of this prospectus, our operations in the U.S. are conducted in the states of Nebraska and West Virginia, mainly through our subsidiaries, Bgin HK, a company formed in Hong Kong, and Bgin Management and Bgin Infrastructure US, companies formed in the state of Delaware. Bgin Management has obtained certificates of authority to conduct business in the states of Nebraska and West Virginia, and Bgin Infrastructure US has obtained a certificate of authority to conduct business in the state of Nebraska. Currently, Bgin Infrastructure US is currently in the process of applying for a certificate of authority in the state of West Virginia, and Bgin HK is applying for certificates of authority in the states of Nebraska and West Virginia. There is no assurance that Bgin Infrastructure US and Bgin HK will be able to obtain such certificates of authority in due course, or at all. In such event, we may face adverse consequences. For example, in both Nebraska and West Virginia, a company may not may not maintain an action or proceeding in the state without a certificate of authority. Bgin HK may be liable for a civil penalty of up to $10,000 each year it transacts business in Nebraska without a certificate of authority, and each of Bgin HK and Bgin Infrastructure US may be liable for all taxes and fees for the period it has transacted business in the state of West Virginia without a certificate of authority in an amount equal to all taxes and fees which would have been imposed had the certificate been duly obtained, plus all penalties for failure to pay such taxes and fees.

The cryptocurrencies stored by our subsidiaries may be subject to accidental or unauthorized loss or theft or otherwise may be access restricted.

There is a risk that some or all of our subsidiaries’ cryptocurrencies could be lost or stolen. Cryptocurrencies are stored in cryptocurrency sites commonly referred to as “wallets” by holders of cryptocurrencies which may be accessed to exchange a holder’s cryptocurrencies. Access to our subsidiaries’ cryptocurrencies could also be restricted or otherwise compromised by cybercrime (such as a denial of service attack) against a service at which we maintain a hosted hot wallet. A hot wallet refers to any cryptocurrency wallet that is connected to the internet. Generally, hot wallets are easier to set up and access as compared to wallets in cold storage, but they are also more susceptible to hackers and other technical vulnerabilities. Cold storage or cold wallets refers to any cryptocurrency wallet that is not connected to the internet. Cold storage is generally more secure than hot storage, but is not ideal for quick or regular transactions. In light of FTX’s bankruptcy and recent market conditions, we have recently adopted an internal policy to exchange all of our cryptocurrencies mined on a single day into Tethers the next day, and place the Tethers in cold wallets, and each time the value of Tethers in cold wallets reach US$100,000, we will initiate a request to change the Tethers to fiat currency.

Hackers or malicious actors may launch attacks to steal, compromise or gain access to cryptocurrencies, such as by attacking the cryptocurrency network source code, exchange miners, third-party platforms, cold and hot storage locations or software, or by other means. We may be in control and possession of one of the more substantial holdings of cryptocurrency. As we increase in size, we may become a more appealing target for hackers, malware, cyber-attacks or other security threats. Any of these events may adversely affect our operations and, consequently, our investments and profitability. The loss or destruction of a private key required to access one or more of our digital wallets may be irreversible and we may be denied access for all time to our cryptocurrency holdings associated with that wallet. While we would be able to set up a new wallet to hold cryptocurrencies mined in the future, such a loss in holdings could adversely affect our investments and assets.

In addition, as with any computer code generally, flaws in cryptocurrency codes may be exposed by malicious actors. Several errors and defects have been found, including those that disabled some functionality for users and exposed users’ information. Exploitations of flaws in the source code that allow malicious actors to take or create cryptocurrency have previously occurred. Despite our efforts and processes to prevent such defects and breaches, our subsidiaries’ devices, as well as their mining machines, computer systems and those of third parties that they use in operations, are vulnerable to cyber security risks, including cyber-attacks such as viruses and worms, phishing attacks, denial-of-service attacks, physical or electronic break-ins, employee theft or misuse and similar disruptions from unauthorized tampering with our mining machines and computer systems or those of third parties that our subsidiaries use in their operations. Such events could have a material adverse effect on our business, prospects or operations and potentially the value of any cryptocurrencies our subsidiaries mine or otherwise acquire or hold for their own account now or in the future.

Moreover, our subsidiaries’ cryptocurrencies may be access restricted based on the inaccessibility or compromise of digital wallets. Cryptocurrencies are controllable only by the possessor of both the unique public and private keys relating to the local or online digital wallet in which they are held, which wallet’s public key or address is reflected in the network’s public blockchain. We will publish the public key relating to digital wallets in use when we verify the receipt of transfers and disseminate such information into the network, but we will need to safeguard the private keys relating to such digital wallets. To the extent such private keys are lost, destroyed or otherwise compromised, we will be unable to access our subsidiaries’ cryptocurrencies and such private keys may not be capable of being restored by any network. Any loss of private keys relating to digital wallets used to store our cryptocurrencies could have a material adverse effect on our ability to operate our business or to pursue our new strategy at all, which could have a material adverse effect on our existing and prospective business, operations, or the value of any cryptocurrencies our subsidiaries mine or otherwise acquire or hold.

We evaluate custody risk and have established processes to manage wallets that are associated with the holdings of our subsidiaries’ cryptocurrencies. There can be no assurances that any processes we have adopted or will adopt in the future are or will be secure or effective, and we would suffer significant and immediate adverse effects if we suffered a loss of our subsidiaries’ cryptocurrencies due to an adverse software or cybersecurity event.

We periodically evaluate third-party custodial wallet alternatives, but there can be no assurance we will utilize such services or any other new options may develop in the future, and if a custodial wallet is used there can be no assurance that such services will be more secure than those presently employed by our subsidiaries. Human error and the constantly evolving state of cybercrime and hacking techniques may render present security protocols and procedures ineffective in ways which we cannot predict.

We are in the process of developing two mining pools. Any cyber-attacks against the mining pools may result in materially negative impact on our business, financial position, and results of operations.

Through our subsidiaries, we are currently in the process of developing two mining pools, both dedicated to the mining of small-cap cryptocurrencies. We expect to launch the mining pools by September 2023. Mining pools allow miners to combine their processing power, increasing their chances of solving a block and getting paid by the network. Rewards are distributed by the pool operator in proportion to each miner’s contribution to the pool’s overall mining power. Should our system suffer downtime due to a cyber-attack, software malfunction or other similar issues, it will negatively impact the ability of our mining pools to function normally and the ability of mining pool participants to mine and receive revenue. Furthermore, as a mining pool operator, we are responsible for maintaining the accuracy of record keeping to accurately record the total processing power provided to the pools for a given cryptocurrency mining application in order to assess the proportion of that total processing power each participant provides. In the event that our record keeping function is inaccurate and we pay out incorrect amount of reward to pool participants, we may receive complaints, be required to compensate pool participants for the difference in reward, and experience reputational damage, all of which could have an adverse effect on our business and operations and make our mining pools less attractive to miners.

In addition, as a common practice in the industry, we intend to temporarily hold the mining rewards of the pools in designated hot wallets until they are distributed to mining pool participants. During this time, cryptocurrencies held by us may be subject to risk of loss due to theft or loss of private keys, among other things, and distributions of such cryptocurrencies from us to other wallets may be intercepted by malicious actors. If we experience a cyberattack, software malfunction or other similar issue, or discovers a shortfall in the cryptocurrencies held by the pool, we may be subject to complaints, litigations, compensation requirements and reputational damage, and our business, financial condition, and results of operations may be materially and adversely suffered as a result.

The loss of any member of our senior management team, or our failure to attract, train and retain qualified personnel could impair our ability to grow our business and effectively execute our business strategy.

Since our inception, the growth and expansion of our business operations have depended on the business strategies and foresight of our senior management. Our future success depends, in a large part, on the continued contribution of our senior management team. We cannot assure you that we will be able to retain key existing employees and/or

PRC individuals. The loss of any of our co-founders, senior management or research and development team members could harm our ability to implement our business strategies and to respond to the rapidly changing market conditions in which we operate, or could result in other operating risks. The loss of one or more of our key employees and/or PRC individuals or our inability to retain, attract and motivate qualified technical personnel could have a material adverse effect on our business, financial condition and results of operations.

Our future success also depends on our ability to retain, attract and incentivize qualified personnel, especially research and development personnel. As the driver of our technological innovation, our research and development personnel represent a very significant asset to us. The process of hiring employees and/or PRC individuals with the combination of skills and characteristics required to implement our strategy can be competitive and time-consuming. We cannot assure you that we will be able to attract adequate personnel as we continue to pursue our business strategies.

Third Parties may claim that we and/or our subsidiaries are infringing upon their intellectual property rights, which may prevent of inhibit our subsidiaries’ operations and cause us and/or our subsidiaries to suffer significant litigation expense even if these claims have no merit.

Our success depends significantly on our ability to operate without infringing the patents and other intellectual property rights of third parties. In recent years, there has been considerable patent, copyright, trademark, domain name, trade secret and other intellectual property development activity in the cryptocurrency space, as well as litigation, based on allegations of infringement or other violations of intellectual property, including by large financial institutions. Furthermore, individuals and groups can purchase patents and other intellectual property assets solely for the purpose of making claims of infringement to extract settlements from companies like ours.

From time to time, third parties may claim that we and/or our subsidiaries are infringing upon or misappropriating their intellectual property rights, and we and/or our subsidiaries may be found to be infringing upon such rights. Any claims or litigation could cause us and/or our subsidiaries to incur significant expenses and, if successfully asserted against us and/or our subsidiaries, could require that we and/or our subsidiaries pay substantial damages or ongoing royalty payments.

Furthermore, the occurrence of infringement claims may be likely to grow as the cryptocurrency ecosystem grows and matures. Accordingly, our exposure to damages resulting from infringement claims could increase and this could further exhaust our financial and management resources. Even if intellectual property claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and require significant expenditures. Any of the foregoing could prevent us from competing effectively and could have an adverse effect on our subsidiaries’ business and our operating results and financial condition.

The COVID-19 pandemic has disrupted and may continue to disrupt international shipping and manufacturing pipelines, and our subsidiaries may not be able to ship their mining machines to their mining farms in the U.S. in a timely or cost-effective manner, which could materially and adversely affect our business and results of operations.

The COVID-19 pandemic has resulted in authorities imposing, and businesses and individuals implementing, numerous unprecedented measures to try to contain the virus. While there have been vaccines developed and administered, and the spread of COVID-19 may eventually be contained or mitigated, we cannot predict the timing of vaccine roll-outs globally or the efficacy of such vaccines. In addition to vaccinations, containment efforts have included travel bans and restrictions, quarantines, shelter-in-place/stay-at-home and social distancing orders, and shutdowns. These decisions, as well as potentially lasting increased adoption of remote meeting and collaboration technologies, may negatively impact our business and harm productivity and collaboration, in particular for key personnel. The extent to which the COVID-19 pandemic will continue to affect our business, results of operations and financial condition is difficult to predict and depends on numerous evolving factors, including: the duration and scope of the pandemic and its impact on overall global uncertainty; government, social, business and other actions that have been and will be taken in response to the pandemic; and the pandemic’s effect on short- and long-term general economic conditions.

Current and future restrictions or disruptions of transportation, such as reduced availability of air and ground transport, port closures or congestion, and increased border controls or closures, could materially adversely affect us. We have already observed a significant increase in both air and sea freight costs as a result of the COVID-19 pandemic, which results in higher shipping costs for us as our subsidiaries have been, for the past few months, shipping their mining machines from China to their mining farms in the United States. As of October 2022, our subsidiaries have shipped all their machines to the U.S. and as of December 31, 2022, our subsidiaries had a total of 3,756 mining machines, among which 3,687 were under operation, and 69 were not operated and stored in the mining farms and hosting facilities in the U.S. If we experience increased costs as such in the future, we may be subject to material adverse impact on our financial condition and results of operations, particularly if the effects of the COVID-19 pandemic continue.

Furthermore, various COVID-19-related restrictions on travel, work, and movement of goods and supplies, as well as the cumulative impact of the mounting number of lost working days, has strained our production partner and logistics partners and our subsidiaries’ suppliers and impacted their ability to produce and deliver a sufficient number of products needed to meet the global demand for mining machines. The pandemic’s impact on the global supply chain and manufacturing interruptions is evidenced by decreased production and resulting shortage of semiconductors, which are used in the manufacture of the ASIC chips used in many mining machines.

While we believe our current production partner and our subsidiaries’ raw material suppliers mostly have been able to continue to operate to date in compliance with applicable regulations and current limitations, future restrictions on their operations could impact their ability to meet our demand. If our subsidiaries are unable to acquire raw materials for their mining machines, or if our cost for producing mining machines becomes excessively high, we may not be able to compete with other mining companies, which may materially and adversely affect our subsidiaries’ business and our results of operations.

Cryptocurrencies and cryptocurrency transactions may be subject to further taxation in the future.

In recent years, the rise of cryptocurrency prices and transaction volume has attracted the attention of tax authorities. As the laws governing cryptocurrencies are still evolving, the tax treatment of cryptocurrencies and cryptocurrency transactions in various jurisdictions are subject to change. While some countries intend to or have imposed taxation on cryptocurrencies and cryptocurrency transactions, other tax authorities are silent. As there is considerable uncertainty over the taxation of cryptocurrencies, we cannot guarantee that the cryptocurrencies and cryptocurrency transactions denominated in cryptocurrencies will not be subject to further taxation in the future, including but not limited to additional taxes and increased tax rate. These events could reduce the economic return of cryptocurrency and increase the holding costs of cryptocurrencies, which could materially and adversely affect our business, results of operations and financial condition.

Cryptocurrency exchanges and wallets, and to a lesser extent, a cryptocurrency blockchain itself, may suffer from hacking and fraud risks, which may adversely erode user confidence and cryptocurrencies and result in declining market prices of cryptocurrencies.

Cryptocurrency transactions are entirely digital and, as with any virtual system, face risk from hackers, malware and operational glitches. For example, hackers can target cryptocurrency exchanges, wallets, and custodians to gain unauthorized access to the private keys associated with the wallet addresses where cryptocurrencies are stored. Cryptocurrency transactions and accounts are not insured by any type of government program and cryptocurrency transactions generally are permanent by design of the networks. Certain features of cryptocurrency networks, such as decentralization, the open-source protocols, and the reliance on peer-to-peer connectivity, may increase the risk of fraud or cyber-attack by potentially reducing the likelihood of a coordinated response. Cryptocurrencies have suffered from hacking risks and several cryptocurrency exchanges and miners have reported cryptocurrency losses, which highlight concerns over the security of cryptocurrencies and in turn affect the demand and the market price of cryptocurrencies. In addition, while cryptocurrencies use private key encryption to verify owners and register transactions, fraudsters and scammers may attempt to sell false cryptocurrencies. These risks may adversely affect the operation of the cryptocurrency network which would erode user confidence in cryptocurrencies, which could result in declining market prices of cryptocurrencies. As of the date of this prospectus, we have not experienced such hacking, fraud, or cyberattacks in general. If we experience such event, our business, financial condition and results of operations may be negatively and adversely affected.

The functionality of most cryptocurrency networks relies on the Internet. A significant disruption of Internet connectivity could adversely affect our business, results of operations and financial condition.

We may be subject to information technology system failure or network disruptions caused by natural disasters, accidents, power disruptions, telecommunication failures, acts of terrorism or war, computer virus, physical or electronic break-ins, or other events or disruptions. System redundancy and other continuity measures may be ineffective or inadequate, and our business continuity and disaster recovery planning may not be sufficient for al eventualities. Such a significant disruption of Internet connectivity affecting large numbers of users or geographic areas could impede the functionality of a cryptocurrency network by, among other things, preventing access to the cryptocurrency networks, interfering with transactions on our cryptocurrency exchange or impeding the confirmation process of cryptocurrency mining. In particular, some variants of cryptocurrencies have been subject to a number of attacks. Moreover, it is possible that as cryptocurrencies increase in value, they may become more attractive targets for hackers and subject to more frequent hacking and attacks.

The impact of geopolitical and economic events on the supply and demand for cryptocurrencies is uncertain.

Geopolitical crises may motivate large-scale purchases of cryptocurrencies, which could rapidly increase the price of cryptocurrencies. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior dissipates, adversely affecting the value of our inventory, if any, following such downward adjustment. Such risks are similar to the risks of purchasing other commodities in uncertain times, such as the risk of purchasing, holding or selling gold. Alternatively, as an emerging asset class with limited acceptance as a payment system or commodity, global crises and general economic downturn may discourage investment in cryptocurrencies as investors focus their investment on less volatile asset classes as a means of hedging their investment risk.

Cryptocurrencies, which are relatively new, are subject to supply and demand forces. How such supply and demand will be impacted by geopolitical events is largely uncertain but could be harmful to us and investors in our ordinary shares. Political or economic crises may motivate large-scale acquisitions or sales of cryptocurrencies either globally or locally. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any cryptocurrency we mine.

Acceptance and/or widespread use of cryptocurrency is uncertain.

There are increasing public reports of businesses, insurance companies and local governments, among other organizations, either holding or planning to utilize cryptocurrencies, specifically bitcoin, as a store of value or as a medium of exchange and payment method. Other companies, typically through partnerships with digital currency processors, have also begun to increase the adoption of cryptocurrencies in the retail and commercial marketplace. Despite these public reports, there is still a relatively limited use of any cryptocurrency in the retail and commercial marketplace, thus contributing to price volatility that could adversely affect an investment in our securities. Banks and other established financial institutions may refuse to process funds for cryptocurrency transactions, process wire transfers to or from cryptocurrency exchanges, cryptocurrency-related companies or service providers, or maintain accounts for persons or entities transacting in cryptocurrency. Conversely, a significant portion of cryptocurrency demand is generated by investors seeking a long-term store of value or speculators seeking to profit from the short- or long-term holding of the asset. Price volatility, slow processing speeds, and high transaction costs undermine cryptocurrencies’ role as a medium of exchange, as retailers are less likely to accept them as a direct form of payment.

The relative lack of acceptance of cryptocurrencies in the retail and commercial marketplace, or a reduction of such use, limits the ability of end users to use them to pay for goods and services. Such lack of acceptance or decline in acceptance could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of cryptocurrencies we mine.

Our operations, investment strategies and profitability may be adversely affected by competition from other methods of investing in cryptocurrencies.

We compete with other users and/or companies that are mining cryptocurrencies and other potential financial vehicles, including securities backed by or linked to cryptocurrencies through entities similar to us. Market and financial conditions, and other conditions beyond our control, may make it more attractive to invest in other financial vehicles, or to invest in cryptocurrencies directly, which could limit the market for our shares and reduce their liquidity. The emergence of other financial vehicles and exchange-traded funds have been scrutinized by regulators and such scrutiny and the negative impressions or conclusions resulting from such scrutiny could be applicable to us and impact our ability to successfully pursue our strategy or operate at all, or to establish or maintain a public market for our securities. Such circumstances could have a material adverse effect on our business, prospects or operations and potentially the value of any cryptocurrencies we mine, and thus harm investors.

Risks Related to Government Regulation Regulatory Framework

If cryptocurrencies are determined to be investment securities, and we hold a significant portion of our assets in cryptocurrencies, investment securities or non-controlling equity interests of other entities, we may inadvertently violate the Investment Company Act. We could incur large losses to modify our operations to avoid the need to register as an investment company or could incur significant expenses to register as an investment company or could terminate operations altogether.

The SEC and its staff have taken the position that certain cryptocurrencies fall within the definition of a “security” under the U.S. federal securities laws and have issued reports, orders, and statements that provide guidance on when a cryptocurrency may be a security for purposes of the U.S. federal securities laws. The SEC generally does not provide advance guidance or confirmation on the status of any particular cryptocurrency as a security. Public statements made by senior officials at the SEC indicate that the SEC does not intend to take the position that bitcoin is a security (as currently offered and sold). However, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other digital asset. As of the date of this prospectus, with the exception of certain centrally issued digital assets that have received “no-action” letters from the SEC staff, bitcoin and Ethereum are the only cryptocurrencies that senior officials at the SEC have publicly stated are unlikely to be considered securities. With respect to all other cryptocurrencies, there is no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular digital asset could be deemed a “security” under applicable laws.

Under the Investment Company Act, a company may fall within the definition of an investment company under section 3(c)(1)(A) thereof if it is or holds itself out as being engaged primarily, or proposes to engage primarily in the business of investing, reinvesting or trading in securities, or under section 3(a)(1)(C) thereof if it is engaged or proposes to engage in business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire “investment securities” (as defined) having a value exceeding 40% of its total assets (exclusive of government securities and cash items) on an unconsolidated basis. There is no authoritative law, rule or binding guidance published by the SEC regarding the status of cryptocurrencies as “securities” or “investment securities” under the Investment Company Act. Although we believe that we are not engaged in the business of investing, reinvesting or trading in investment securities, and we do not hold ourselves out as being primarily engaged, or proposing to engage primarily, in the business of investing, reinvesting or trading in securities, to the extent the cryptocurrencies that our subsidiaries mine, own, or otherwise acquire may be deemed “securities” or “ investment securities” by the SEC or a court of competent jurisdiction, we may meet the definition of an investment company. If we fall within the definition of an investment company under the Investment Company Act, we would be required to register with the SEC. If an investment company fails to register, it likely would have to stop doing almost all business, and its contracts would become voidable. Generally non-U.S. issuers may not register as an investment company without an SEC order.

If we were unable to qualify for an exemption from registration as an investment company, or fail to take adequate steps within the one-year grace period for inadvertent investment companies, we would need to register with the SEC as an investment company under the Investment Company Act or cease almost all business, and our contracts would become voidable. Investment company registration is time-consuming and would require a restructuring of our business. Moreover, the operation of an investment company is very costly and restrictive, as investment companies are subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and Investment Company Act filing requirements. The cost of such compliance would result in us incurring substantial additional expenses, and the failure to register if required would have a materially adverse impact on our operations.

There can be no assurances that we will properly characterize any given cryptocurrency as a security or non-security for purposes of determining which cryptocurrencies to mine, hold and trade, or that the SEC or a court, if the question was presented to it, would agree with our assessment. We could be subject to judicial or administrative sanctions for failing to offer or sell cryptocurrencies in compliance with the registration requirements, or for acting as a broker or dealer without appropriate registration. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm. Further, if any cryptocurrency that our subsidiaries mine, hold and trade is deemed to be a security under the laws of any U.S. federal, state, or foreign jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for such cryptocurrency. For instance, all transactions in such supported cryptocurrency would have to be registered with the SEC or other foreign authority, or conducted in accordance with an exemption from registration, which could severely limit its liquidity, usability and transactability. Further, it could draw negative publicity and a decline in the general acceptance of digital assets. Also, it may make it difficult for such cryptocurrency to be traded, cleared, and custodied as compared to other cryptocurrencies that are not considered to be securities.

We may be required to register as an investment company under the 1940 Act. In such event, we may be deemed as operating as an unregistered investment company in violation of the 1940 Act and required to register as an investment company or to adjust our strategies.

We intend to conduct our operations in such a way that we will not be required to register as an investment company under the 1940 Act. However, under the 1940 Act, a company may fall within the definition of an investment company under section 3(a)(1)(C) thereof if it is engaged or proposes to engage in business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire “investment securities” (as defined therein) having a value exceeding 40% of its total assets (exclusive of government securities and cash items) on an unconsolidated basis. If the cryptocurrencies we mine or hold, or plan to mind or hold, are determined to be securities, we may be required to register as an investment company or to adjust our business strategies. There can be no assurance that we will be able to maintain our exclusion from registration as an investment company under the 1940 Act. In addition, as a consequence of our seeking to avoid the need to register under the 1940 Act on an ongoing basis, we may be limited in the ability to engage in cryptocurrency mining operations or otherwise make certain investments, and these limitations could result in our holding those cryptocurrencies we may wish to sell or selling the cryptocurrencies we may wish to hold, which could materially and adversely affect our business, financial condition and results of operations.

If we are unable to properly characterize a cryptocurrency, we may be subject to regulatory scrutiny, inquiries, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.

As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently, with certain governments deeming cryptocurrencies illegal, and others allowing their use and trade without restriction. In some jurisdictions, such as in the U.S., digital assets, like cryptocurrencies, are subject to extensive, and in some cases overlapping, unclear and evolving regulatory requirements.

Cryptocurrencies have been the source of much regulatory consternation, resulting in differing definitional outcomes without a single unifying statement. Digital assets are viewed differently by different regulatory and standards setting organizations globally as well as in the United States on the federal and state levels. For example, the Financial Action Task Force (“FATF”) and the Internal Revenue Service (“IRS”) consider a cryptocurrency as currency or an asset or property. Further, the IRS applies general tax principles that apply to property transactions to transactions involving virtual currency.

Although the SEC and courts are providing increasing guidance on the treatment of cryptocurrencies for purposes of the U.S. federal securities laws and the legal tests to determine whether an instrument is a “security” are well-established by U.S. Supreme Court, this continues to be an evolving area of law. The SEC and its staff have taken the position that certain cryptocurrencies fall within the definition of a “security” under U.S. federal securities laws. Public statements by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin or Ethereum are securities (in their current form). Bitcoin and Ethereum are the only cryptocurrencies as to which senior officials at the SEC have publicly expressed such a view. With respect to all other cryptocurrencies, there is currently no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular cryptocurrency could be deemed a “security” under applicable laws. The classification of a cryptocurrency as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading, and clearing of such assets. For example, a cryptocurrency that is a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Persons that effect transactions in cryptocurrencies that are securities in the United States may be subject to registration with the SEC as a “broker” or “dealer.” Platforms that bring together purchasers and sellers to trade cryptocurrencies that are securities in the United States are generally subject to registration as national securities exchanges, or must qualify for an exemption. Persons facilitating clearing and settlement of securities may be subject to registration with the SEC as a clearing agency. Foreign jurisdictions may have similar licensing, registration, and qualification requirements.

If regulatory changes or interpretations require the regulation of digital assets under the securities laws of the United States or elsewhere, including the Securities Act of 1933, the Exchange Act and the 1940 Act or similar laws of other jurisdictions and interpretations by the SEC, the CFTC, the IRS, Department of Treasury or other agencies or authorities, we may be required to register and comply with such regulations, including at a state or local level. To the extent that we decide to continue operations, the required registrations and regulatory compliance steps may result in extraordinary expense or burdens to us. We may also decide to cease certain operations and change our business model. Any disruption of our operations in response to the changed regulatory circumstances may be at a time that is disadvantageous to us.

Current and future legislation and SEC-rulemaking and other regulatory developments, including interpretations released by a regulatory authority, may impact the manner in which cryptocurrencies are viewed or treated for classification and clearing purposes. In particular, cryptocurrencies may not be excluded from the definition of “security” by SEC rulemaking or interpretation requiring registration of all transactions unless another exemption is available, including transacting in cryptocurrency among owners and require registration of trading platforms as “exchanges.”

Furthermore, when the interests of investor protection are paramount, for example in the offer or sale of Initial Coin Offering (“ICO”) tokens, the SEC has no difficulty determining that the token offerings are securities under the “Howey” test as stated by the United States Supreme Court. As such, ICO offerings would require registration under the Securities Act or an available exemption therefrom for offers or sales in the United States to be lawful. Section 5(a) of the Securities Act provides that, unless a registration statement is in effect as to a security, it is unlawful for any person, directly or indirectly, to engage in the offer or sale of securities in interstate commerce. Section 5(c) of the Securities Act provides a similar prohibition against offers to sell, or offers to buy, unless a registration statement has been filed. Although, since we do not intend to be engaged in the offer or sale of securities in the form of ICO offerings, and we do not believe our planned mining activities would require registration for us to conduct such activities and accumulate digital assets the SEC, CFTC, Nasdaq or other governmental or quasi-governmental agency or organization may conclude that our activities involve the offer or sale of “securities”, or ownership of “investment securities”, and we may face regulation under the Securities Act or the 1940 Act. Such regulation or the inability to meet the requirements to continue operations would have a material adverse effect on our business and operations. We may also face similar issues with various state securities regulators who may interpret our actions as requiring registration under state securities laws, banking laws, or money transmitter and similar laws, which are also an unsettled area or regulation that exposes us to risks.

We cannot be certain as to how future regulatory developments will impact the treatment of cryptocurrencies under the law. If we fail to comply with such additional regulatory and registration requirements, we may seek to cease certain of our operations or be subjected to fines, penalties and other governmental action. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our business model at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any cryptocurrencies we plan to hold or expect to acquire for our own account.

We cannot be certain as to how future regulatory developments will impact our business and any such additional regulatory requirements, or changes in how existing requirements are interpreted and applied, may cause us to cease all or certain of our operations or change our business model.

We cannot be certain as to how future regulatory developments will impact the treatment of cryptocurrencies, and other digital assets under the law. For example, if regulatory changes or interpretations require the regulation digital assets under certain laws and regulatory regimes in the United States such as those administered by the SEC, the CFTC, the IRS, Department of Treasury or other agencies or authorities or similar laws and regulations of other jurisdictions, including if our digital asset activities cause us to be deemed a “money transmitter,” “money services business” or equivalent designation under U.S. federal law, the law of any U.S. state, or foreign jurisdiction in which we operate, we may be required to register, seek licensure and comply with such regulations, including at a federal, state or local level, and implement an anti-money laundering program, reporting and recordkeeping regimes, consumer protective safeguards, and other operational requirements. To the extent that we decide to continue operations, the required registrations and regulatory compliance steps may result in extraordinary, non-recurring expenses or burdens to us, as well as on-going recurring compliance costs, possibly affecting an investment in the Class A ordinary shares or our net income in a material and adverse manner. We may also decide to cease some or all operations. Any termination or disruption of our operations in response to the changed regulatory circumstances may be at a time that is disadvantageous to investors. Furthermore, we and our service providers may not be capable of complying with certain federal or state regulatory obligations applicable to money services businesses or state money transmitters. If we are deemed to be subject to and determined not to comply with such additional regulatory and registration requirements, we may act to dissolve and liquidate our company. Any such action may adversely affect an investment in us.

If we fail to comply with such additional regulatory, licensure and registration compliance requirements, we may seek to cease all or certain of our operations or be subjected to fines, penalties and other governmental action. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our business model at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any cryptocurrencies or digital assets we plan to hold or expect to acquire for our own account.

If it is subsequently determined that we have participated in the unregistered issuance or distribution of securities, we may be deemed to be in violation of Section 5 of the Securities Act, which may materially and negatively impact our business operations, financial condition and results of operations.

Our business strategy is focused on mining small-cap cryptocurrencies. Small-cap cryptocurrencies are generally considered to have more growth potential with higher risks compared to large-cap cryptocurrencies. To mitigate such risks and maximize profit potential, our subsidiaries adopt a flexible approach to mining operations by monitoring mining results on a daily basis and, on an as-needed basis, adjusting the ratio of cryptocurrencies to be mined. Inherent to this business model, we may switch the type of cryptocurrencies to be mined from time to time. As such, for each different cryptocurrency, we are subject to the risks as to whether this cryptocurrency is a “security” within the meaning of Section 2(a)(1) of the Securities Act.

We do not currently have internal procedures in place for analyzing whether a particular cryptocurrency that we intend to mine, invest in, or transact is a “security” within the meaning of Section 2(a)(1) of the Securities Act. However, we plan to take steps to implement internal compliance procedures for this purpose. See “Prospectus Summary — Summary of Risk Factors — Risks Related to Government Regulation Regulatory Framework.” Any policies and procedures we plan to adopt for this purpose in the future do not constitute a legal standard but rather represent a framework for our analysis, which permits us to make a risk-based assessment regarding the likelihood that a particular cryptocurrency could be deemed a “security” under applicable laws. Our risk-based assessments do not constitute a legal determination binding on regulators or the courts and do not preclude legal or regulatory action. In the event that we are determined to have participated in the unregistered issuance or distribution of securities, we may be deemed as in violation of Section 5 of the Securities Act and become subject to a series of consequences, which may materially and negatively impact our business operations, financial condition and results of operations. For instance, Section 12(a)(1) allows any purchaser of such unregistered securities to bring a lawsuit to rescind the purchase of the securities or to receive the damages suffered from the purchase. The SEC may also initiate a civil cause of action against the issuer who issues or distributes unregistered securities in violation of Section 5 of the Securities Act. We may also experience adverse publicity arising from such non-compliance with the Securities Act that negatively impact our brand.

Regulatory developments related to cryptocurrencies and cryptocurrency markets may impact our business, financial condition, and results of operations.

Legislators have devoted increasing attention to cryptocurrencies and cryptocurrency markets. Legislatures across states in the U.S. may pass several crypto-related bills that vary in their subject matter and scope and create new regulatory framework or clarify existing regulations. For instance, certain States including California, Hawaii, and New Jersey, are contemplating proposals in favor of a regulatory scheme and creating bureaucratic agencies to govern some or all business activities involving digital assets. The State of Nebraska, where a substantial portion of our business operations are currently conducted, has a pending proposal that authorizes certain entities to act as custodians of digital assets or otherwise regulate custody of digital assets. The State of West Virginia, where a substantial percentage of our mining machines are operated, has recently enacted a bill to update unclaimed property laws to include cryptocurrencies. As of the date of this prospectus, we do not expect these pending regulations to materially and adversely impact our business. However, in the event that any proposed crypto-legislature that limits or regulates our business activities is enacted, our business, financial condition, and results of operations may be negatively impacted.

Additionally, regulatory developments related to cryptocurrencies and cryptocurrency markets as well as the regulatory environment in which our subsidiaries operate can impact our operating costs and interfere with our business strategy with respect to where our subsidiaries operate and what alternative cryptocurrencies our subsidiaries mine. For instance, as a result of cryptocurrency mining being listed as an “eliminated industry” by the NDRC on December 30, 2021, we were directly impacted and made a strategic decision to move our subsidiaries’ operations to the U.S. As of the date of this prospectus, all of our subsidiaries’ mining machines are located in the U.S., and as a result of this strategic decision, we expect our electricity costs, the main components of our operating costs, to decrease in the future. Additionally, to the extent that certain types of cryptocurrencies, but not others, are affected by regulatory developments, including being categorized and regulated as securities, our business strategy with respect to what cryptocurrencies we mine could be interfered as well. Should crypto-legislature that limits or regulates our business activities as such is enacted and/or regulatory environment has changed, our operating costs could significantly increase, and our business strategy with respect to where our subsidiaries operate and what alternative cryptocurrencies our subsidiaries mine.

If U.S. and/or foreign regulators and other government entities assert jurisdictions over cryptocurrencies and cryptocurrency markets, we may be subject to additional regulations imposed by these regulators and government entities and may be required to alter our business operations to gain compliance with these regulations, as a result of which we may experience increased compliance costs and our business operations, financial position and results of operations may be materially and adversely affected.

There are risks that U.S. and/or foreign regulators and other government entities may assert jurisdictions over cryptocurrencies and cryptocurrency markets. In such event, we may be subject to additional regulations imposed by these regulators and government entities. For instance, in the complaint of a federal lawsuit filed by the SEC against Ian Balina, an influencer in the cryptocurrency market, for his failure to register a cryptocurrency as a security before launching a 2018 initial coin offering, the SEC suggests that the U.S. has jurisdiction over all Ethereum transactions. Similar assertions concerning other types of cryptocurrencies could be made by the SEC and/or any other regulator or government entity and, if any part of our business is found subject to jurisdiction of these regulators, we may experience increased compliance costs and we may be required to alter our business operations to gain compliance with these regulations. For example, if the SEC has jurisdictions over the cryptocurrencies our subsidiaries mine and they are deemed as securities by the SEC, any transactions involving our mined cryptocurrencies and our subsidiaries’ mining activities may be subject to the regulations of the Securities Act and the Exchange Act, and any additional regulations published by the SEC. In such event, to the extent that we incur material increases in compliance costs or our business operations are no longer compliant with then-existing regulations, our business operations, financial position and results of operations will be materially and adversely affected.

Risks Related to Our Class A Ordinary Shares and This Offering

There has been no public market for our Class A ordinary shares prior to this offering, and you may not be able to resell our Class A ordinary shares at or above the price you paid, or at all.

Prior to this offering, there has been no public market for our Class A ordinary shares. The initial offering price of our Class A ordinary shares is the result of negotiations between us and the underwriter, and the initial offering price may differ significantly from the market price for our Class A ordinary shares following the offering. We cannot assure you that an active trading market for our Class A ordinary shares will develop or that the market price for our Class A ordinary shares will not decline below the initial public offering price.

The trading price of our Class A ordinary shares is likely to be volatile, which could result in substantial losses to investors.

The trading price of our Class A ordinary shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies in the same industry. In addition to market and industry factors, the price and trading volume for our Class A ordinary shares may be highly volatile for factors specific to our own operations, including the following:

•        actual or anticipated variations in our revenues, earnings, cash flow, and changes or revisions of our expected results;

•        fluctuations in operating metrics;

•        announcements of new activities, investments, acquisitions, strategic partnerships, or joint ventures by us or our competitors;

•        announcements of expansions by us or our competitors;

•        changes in financial estimates by securities analysts;

•        announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

•        changes in the economic performance or market valuations of other companies in our industry;

•        detrimental negative publicity about us, our competitors, or our industry;

•        additions or departures of key personnel;

•        regulatory developments affect us or our industry;

•        general economic or political conditions in Hong Kong, the U.S., or elsewhere in the world;

•        fluctuations of exchange rates between Hong Kong dollars and U.S. dollars; and

•        potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which Class A ordinary shares will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our Class A ordinary shares. Volatility or a lack of positive performance in the price of our Class A ordinary shares may also adversely affect our ability to retain key employees and/or PRC individuals, most of whom have been granted equity incentives.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We may experience extreme share price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A ordinary shares.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater share price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A ordinary shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A ordinary shares.

In addition, if the trading volumes of our Class A ordinary shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A ordinary shares. This low volume of trades could also cause the price of our Class A ordinary shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A ordinary shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A ordinary shares. As a result of this volatility, investors may experience losses on their investment in our Class A ordinary shares. A decline in the market price of our Class A ordinary shares also could adversely affect our ability to issue additional Class A ordinary shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A ordinary shares will develop or be sustained. If an active market does not develop, holders of our Class A ordinary shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the Class A ordinary shares, the market price for the Class A ordinary shares and trading volume could decline.

The trading market for the Class A ordinary shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the Class A ordinary shares, the market price for the Class A ordinary shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the Class A ordinary shares to decline.

We currently do not expect to pay dividends in the foreseeable future after this offering and you must rely on price appreciation of our Class A ordinary shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A ordinary shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or from the share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A ordinary shares will likely depend entirely upon any future price appreciation of our Class A ordinary shares. There is no guarantee that our Class A ordinary shares will appreciate in value after this offering or even maintain the price at which you purchased the Class A ordinary shares. You may not realize a return on your investment in our Class A ordinary shares and you may even lose your entire investment in our Class A ordinary shares.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase the Class A ordinary shares in this offering, you will pay more for your Class A ordinary shares than the amount paid by our existing shareholders for their ordinary shares on a per share basis. As a result, you will experience immediate and substantial dilution, representing the difference between the initial public offering price of per ordinary share, and our adjusted net tangible book value per ordinary share as of June 30, 2022, after giving effect to our sale of the Class A ordinary shares offered in this offering. In addition, you may experience further dilution to the extent that our Class A ordinary shares are issued upon the exercise of share options. See “Dilution” for a more complete description of how the value of your investment in the Class A ordinary shares will be diluted upon completion of this offering.

Substantial future sales or perceived potential sales of our Class A ordinary shares in the public market could cause the price of our Class A ordinary shares to decline.

Sales of our Class A ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our Class A ordinary shares to decline. All Class A ordinary shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares issued and outstanding after this offering will be available for sale, upon the expiration of the six (6)-month lock-up period beginning from the date of the effectiveness of this prospectus, subject to volume and other restrictions as applicable provided in Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the underwriter of this offering. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our Class A ordinary shares could decline.

After completion of this offering, certain holders of our shares may cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in these Class A ordinary shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. Sales of these registered shares in the public market could cause the price of our Class A ordinary shares to decline.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial.

Under our dual-class share structure, our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class B ordinary shares will be entitled to five votes per share, while holders of Class A ordinary shares will be entitled to one vote per share based on our dual-class share structure. We will sell Class A ordinary shares in this offering. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment, or disposition of any Class B ordinary shares by a holder thereof, such Class B ordinary shares are automatically and immediately converted into an equal number of Class A ordinary shares.

As of the date of this prospectus, Mr. Qingfeng Wu, our chief executive officer, beneficially owns all of our issued and outstanding Class B ordinary shares. These Class B ordinary shares will constitute approximately            % of our total issued and outstanding ordinary shares and 100% of the aggregate voting power of our total issued and outstanding ordinary shares immediately after the completion of this offering due to the disparate voting powers associated with our dual-class share structure, assuming that the underwriter does not exercise its option to purchase additional shares. See “Principal Shareholders.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations, and the sale of all or substantially all of our assets, election of directors, and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay, or prevent a change in control of our Company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our Company and may reduce the price of the Class A ordinary shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for the Class A ordinary shares.

S&P Dow Jones and FTSE Russell have announced changes to their eligibility criteria for inclusion of shares of public companies in certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices.

In addition, several shareholder advisory firms have announced their opposition to the use of multiple class capital structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of the Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for the Class A ordinary shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the Class A ordinary shares.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Memorandum and Articles, the Companies Act of the Cayman Islands, as may be supplemented or amended from time to time (the “Companies Act”), and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority, but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binging authority. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and a majority of our assets are located outside of the United States. In addition, our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands, Mainland China and Hong Kong, see “Enforceability of Civil Liabilities.”

There can be no assurance that we will not be a passive foreign investment company for United States federal income tax purposes for any taxable year, which could subject United States holders of our Class A ordinary shares to significant adverse United States federal income tax consequences.

A non-United States corporation will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such taxable year is passive income or (ii) at least 50% of the value of its assets (based on average of the quarterly values of the assets) during such year is attributable to assets that that produce or are held for the production of passive income. Based on the current and anticipated value of our assets and the composition of our income assets, we do not expect to be a PFIC for United States federal income tax purposes for our current taxable year ending December 31, 2022 or in the foreseeable future. However, the determination of whether or not we are a PFIC according to the PFIC rules is made on an annual basis and depends on the composition of our income and assets and the value of our assets from time to time. Therefore, changes in the composition of our income or assets or value of our assets may cause us to become a PFIC. The determination of the value of our assets (including goodwill not reflected on our balance sheet) may be based, in part, on the quarterly market value of Class A ordinary shares, which is subject to change and may be volatile.

The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we are or will become a PFIC, depends on the interpretation of certain United States Treasury Regulations as well as certain IRS guidance relating to the classification of assets as producing active or passive income. Such regulations guidance is potentially subject to different interpretations. If due to different interpretations of such regulations and guidance the percentage of our passive income or the percentage of our assets treated as producing passive income increases, we may be a PFIC in one of more taxable years.

If we are a PFIC for any taxable year during which a United States person holds Class A ordinary shares, certain adverse United States federal income tax consequences could apply to such United States person. For more information see “Taxation — Material U.S. Federal Income Tax Consequences — Passive Foreign Investment Company.”

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

We are classified as an “emerging growth company” under the JOBS Act because we generated less than US$1.235 billion in revenues for our last fiscal year. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) provide certain disclosure regarding executive compensation required of larger public companies, or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.235 billion of revenues in a fiscal year, have more than $700 million in market value of our ordinary shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our Class A ordinary shares to be less attractive as a result, there may be a less active trading market for our Class A ordinary shares and our share price may be more volatile.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Pursuant to Section 404 of the Sarbanes-Oxley Act, we will be required to file a report by our management on our internal control over financial reporting, including an attention report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. The presence of material weakness in internal control over financial reporting could result in financial statement errors, which, in turn, could lead to error our financial reports and/or delays in our financial reporting, which could require us to restate our operating results. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404 of the Sarbanes-Oxley Act. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight.

We have identified material weaknesses in our internal controls. For instance, prior to 2022, we received advances from Mr. Qingfeng Wu, our chief executive officer, from time to time for our working capital needs, and we used proceeds from the sales of our cryptocurrencies to pay back the amount due to Mr. Qingfeng Wu by depositing proceeds from such sales directly to Mr. Qingfeng Wu’s personal account, which can lead to a positive related party balance due from Mr. Qingfeng Wu when the proceeds collected by him exceed our loan advances payable to him. As a result of such practice, we sometimes had balance due from Mr. Qingfeng Wu. As of June 30, 2022 and December 31, 2021 and 2020, due from Mr. Qingfeng Wu was US$34,161, US$702,283 and US$210,662, respectively. See “Related Party Transactions — Other Related Party Transactions — Due from related parties balance.” Such commingling of funds between Mr. Qingfeng Wu’s personal account and our account is a material weakness in our internal control and presents material risks to our business. Any failure of Mr. Qingfeng Wu to pay us back the amount due from him may cause materially adverse changes to our business operations, financial condition and results of operations. We have taken measures to cure the material weaknesses identified. For instance, since March 2022, we have stopped using proceeds from the sales of our cryptocurrencies to pay back the amount due to Mr. Qingfeng Wu, and as of the date of this prospectus, the amount due from Mr. Qingfeng Wu is US$0. Additionally, we adopted a cash management policy on April 29, 2022, which sets forth the controls and procedures for cash outflows and cash flows among entities within our organization. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.

If we are unable to conclude that we have effective internal controls over financial reporting, investors may lose confidence in our operating results, the price of the Class A ordinary shares could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, the Class A ordinary shares may not be able to remain listed on the exchange.

Certain data and information in this prospectus were obtained from third-party sources and were not independently verified by us.

We have engaged Frost & Sullivan, an independent third-party industry consultant, to prepare a commissioned industry report that analyzes the global blockchain and cryptocurrency industry, or the Frost & Sullivan Report. Information and data relating to the global blockchain and cryptocurrency industry have been derived from Frost & Sullivan’s industry report. Statistical data included in the Frost & Sullivan Report also include projections based on a number of assumptions. The global blockchain and cryptocurrency industry may not grow at the rate projected by market data, or at all. If any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

We have not independently verified the data and information contained in the Frost & Sullivan Report, or any third-party publications and reports Frost & Sullivan has relied on in preparing its report. Data and information contained in such third-party publications and reports may be collected using third-party methodologies, which may differ from the data collection methods used by us. In addition, these industry publications and reports generally indicate that the information contained therein is believed to be reliable, but do not guarantee the accuracy and completeness of such information.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq listing standards that allow us to follow Cayman Islands law for certain governance matters. Certain corporate governance practices in the Cayman Islands may differ significantly from corporate governance listing standards as, except for general fiduciary duties and duties of care, Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. Currently, we do not intend to rely on home country practice with respect to our corporate governance after we complete this offering. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•        the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•        the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq Stock Market, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.

As a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In addition, after we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our ordinary shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our initial public offering. Our management will have broad discretion in the application of such net proceeds, including working capital and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income or that loses value.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

Upon completion of this offering, we will be a public company in the United States. As a public company, we will be required to file periodic reports with the SEC upon the occurrence of matters that are material to our Company and shareholders. Although we may be able to attain confidential treatment of some of our developments, in some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our Company. Similarly, as a U.S. public company, we will be governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public company status could affect our results of operations.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•        future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

•        our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

•        current and future economic and political conditions;

•        our ability to respond to price fluctuations and rapidly changing technology;

•        our dependence on the level of demand and financial performance of the cryptocurrency industry;

•        the future acceptance and/or widespread use of, and demand for, cryptocurrencies;

•        our ability to access low-cost power;

•        our ability to procure the applicable regulatory licenses in the relevant jurisdictions in which we operate;

•        competition in our industry;

•        relevant government policies and regulations relating to our industry;

•        our capital requirements and our ability to raise any additional financing which we may require;

•        our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

•        overall industry and market performance;

•        the spread of COVID-19 and its new variants; and

•        other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

Industry Data and Forecasts

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The cryptocurrency industries in Hong Kong, greater Asia and the United States, may not grow at the rate projected by market data, or at all. Failure of this industry to grow at the projected rate may have a material and adverse effect on our business and the market price of our Class A ordinary shares. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands in order to enjoy the following benefits:

•        political and economic stability;

•        an effective judicial system;

•        a favorable tax system;

•        the absence of exchange control or currency restrictions; and

•        the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•        the Cayman Islands has a less exhaustive body of securities laws than the United States and these securities laws provide significantly less protection to investors; and

•        Cayman Islands companies may not have standing to sue before the federal courts of the United States.

We conduct a substantial majority of our operations through our subsidiary in Hong Kong, and a substantial amount of our assets are located outside of the U.S. and in Hong Kong and Mainland China. Our directors, Mr. Qiuhua Li and Mr. Qingfeng Wu, and our officers, Mr. Qingfeng Wu, Mr. Zhao Xiang, Mr. Pengju Wang, Mr. Qi Shao, and Mr. Boquan He are all nationals or residents of Mainland China, and a substantial portion of their assets are located in Mainland China. Additionally, Mr. Boquan He, our independent director, is a resident of Hong Kong, and a substantial portion of his assets are located in Hong Kong. As a result, it may be difficult or impossible for a shareholder to effect service of process within the United States upon us or these persons, or to bring actions or enforce against us or our directors and officers judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for shareholder to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our executive officers and directors.

We have appointed            located at            as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Cayman Islands

Ogier, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts in the Cayman Islands would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state in the United States, so far as the liabilities imposed by those provisions are penal in nature.

In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive, given by a court of competent jurisdiction (the courts of the Cayman Islands will apply the rules of Cayman Islands private international law to determine whether the foreign court is a court of competent jurisdiction), and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Hong Kong

Nixon Peabody CWL, our counsel as to Hong Kong law, has advised us that foreign judgments of United States courts will not be directly enforced in Hong Kong as there are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor. As a result, subject to the conditions with regard to enforcement of judgments of United States courts being met, including but not limited to the above, a foreign judgment of United States of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States could be enforceable in Hong Kong.

Mainland China

Commerce & Finance Law Offices, our counsel as to PRC law, has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Commerce & Finance Law Offices has advised us further that under PRC law, courts in the PRC will not recognize or enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or social public interest. As there existed no treaty or other form of reciprocity between China and the United States governing the recognition and enforcement of judgments as of the date of this prospectus, including those predicated upon the liability provisions of the United States federal securities laws, there is uncertainty whether and on what basis a PRC court would enforce judgments rendered by United States courts. In addition, because there is no treaty or other form of reciprocity between the Cayman Islands and China governing the recognition and enforcement of judgments as of the date of this prospectus, there is further uncertainty as to whether and on what basis a PRC court would enforce judgments rendered by a Cayman Islands court.

CORPORATE HISTORY AND STRUCTURE

Corporate History

In March 2019, we commenced our operations in cryptocurrency mining business through Bgin Tech Limited, our Hong Kong operating subsidiary, which was co-founded by Mr. Qiuhua Li, our chairman of the board of directors, and Mr. Qingfeng Wu, our chief executive officer.

In September 2021, our management decided to expand our operations to the North American market. On September 10, 2021, Bgin Infrastructure US and Bgin Management were formed in the State of Delaware, through which we conducted our mining business in the State of Nebraska. On October 12, 2021, Gestion Bgin Inc. and Infrastructure Bgin Inc. were incorporated in Canada, through which we do not currently operate any business, and intend to conduct our business operations in Canada in the future.

On March 23, 2022, Bgin Blockchain Limited was incorporated under the laws of the Cayman Islands as our offshore holding company.

From January 2022 to July 2022, in anticipation of the proposed initial public offering, we completed a series of reorganizational steps.

Under our dual-class share structure, our shares are divided into Class A and Class B ordinary shares. Except for voting rights (each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at general meetings while each Class B ordinary share shall entitle the holder thereof to five votes on all matters subject to vote at general meetings) and conversion rights (each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof but Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances), Class A and Class B ordinary shares rank pari passu with one another and have the same rights, preferences, privileges, and restrictions. Although Class B ordinary shares have super voting power, any rights attached to Class A ordinary shares can only be materially and adversely varied if (a) the shareholders holding two thirds of the issued Class A ordinary shares consent in writing to the variation; or (b) the variation is made with the sanction of a special resolution passed at a separate general meeting of the shareholders holding the issued Class A ordinary shares. Therefore, notwithstanding the fact that Decho Investment Limited, a company controlled by Mr. Qingfeng Wu, our chief executive officer, beneficially own all of our Class B ordinary shares and have the ability to control the outcome of matters put to a shareholder vote on general meetings, they do not have the right to conclude on proposals that will materially and adversely affect the rights of Class A ordinary shares in any way without affecting the rights of Class B ordinary shares in the same way unless with the approval of the holders of all Class A ordinary shares.

Corporate Structure

The following diagram illustrates our corporate legal structure and shareholders in our corporate structure as of the date of this prospectus and upon completion of this offering, assuming no exercise of the over-allotment option.

Agreements with Our Affiliated Entities in the PRC

Shenzhen Bgin is a company formed in the PRC on January 9, 2018 and controlled by Mr. Qingfeng Wu, our chief executive officer, who holds 70% of the equity interests in Shenzhen Bgin, and Mr. Qiuhua Li, our chairman of the board of directors, who holds 30% of the equity interests in Shenzhen Bgin. Shenzhen Bgin holds 100% of the equity interests in Zhongshan Bgin, a company formed in the PRC on March 31, 2015.

Services Agreement with Shenzhen Bgin

On January 1, 2023, Bgin HK and Shenzhen Bgin entered into the 2023 Services Agreement, pursuant to which Shenzhen Bgin agreed to provide services to Bgin HK for the period from January 1, 2023 to December 31, 2023, including without limitation providing research and development services, administrative support, and maintenance services. Bgin HK agreed to pay Shenzhen Bgin monthly services fees of HK$613,400.

The 2023 Services Agreement was a renewed agreement with terms identical with the services agreement entered into by and between Bgin HK and Shenzhen on March 31, 2022 and substantially similar to the three services agreement previously entered into on March 1, 2019, January 1, 2020, and January 1, 2021, respectively, but the 2023 Services Agreement no longer included mining farm operation and maintenance services.

Technology Services Agreement with Zhongshan Bgin (Terminated)

On December 9, 2021, Bgin HK and Zhongshan Bgin entered into the 2021 Technology Services Agreement pursuant to which Zhongshan Bgin agreed to provide certain technology services to Bgin HK in consideration for RMB60,000, for the period from December 9, 2021 to December 8, 2022. On March 31, 2022, Bgin HK and Zhongshan Bgin entered into a termination agreement in which the parties agreed to the termination of the 2021 Technology Services Agreement on March 31, 2022.

The 2021 Technology Services Agreement was a renewed agreement with terms substantially similar to two technology services agreements previously entered into by and between Bgin HK and Zhongshan Bgin on January 1, 2020 and September 10, 2021, respectively. On March 8, 2022, Bgin HK and Zhongshan Bgin also entered into another technology services agreement with terms substantially similar to the 2021 Technology Services Agreement, for the period from March 8, 2022 to May 7, 2022.

Agency Agreement with Shenzhen Bgin (Expired)

On March 1, 2019, Bgin HK and Shenzhen Bgin entered into an agency agreement (the “Agency Agreement”), pursuant to which Shenzhen Bgin, on behalf of Bgin HK, purchased raw materials for the manufacturing of mining machines from third-party suppliers in the PRC, and contracted with a third-party manufacturer to manufacture and assemble mining machines. Bgin HK owned title to the raw materials purchased and mining machines manufactured and assembled by Shenzhen Bgin under the Agency Agreement. Shenzhen Bgin paid for the costs and expenses incurred under this Agency Agreement on behalf of Bgin HK, and Bgin HK paid back the amount actually incurred by Shenzhen Bgin on a regular basis. The term of the Agency Agreement was for a period of three years. After the expiration of the Agency Agreement on February 28, 2022, Bgin HK has not entered into any renewal agency agreement with Shenzhen Bgin and does not intend to enter into any agreement with similar terms with Shenzhen Bgin. We intend to purchase raw materials through our subsidiaries in the future.

The abovementioned agreements with Shenzhen Bgin and Zhongshan Bgin were entered into and performed at arm’s length. We intend to keep in place the services agreement between Bgin HK and Shenzhen Bgin and we plan to renew this agreement upon its expiration.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$            million, or approximately US$            million if the underwriter exercises its option to purchase additional Class A ordinary shares in full, after deducting underwriting discounts and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$            per Class A ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the front cover page of this prospectus. A US$1.00 change in the assumed initial public offering price of US$            per Class A ordinary share would, in the case of an increase, increase and, in the case of a decrease, decrease the net proceeds to us from this offering by US$            million, assuming the number of Class A ordinary shares offered by us as set forth on the cover page of this prospectus remains the same, and after deducting underwriting discounts and the estimated offering expenses payable by us.

We plan to use the net proceeds we receive from this offering for the following purposes:

•        approximately 60.0%, or US$            million, for the purchase and/or construction of mining farms;

•        approximately 32.0%, or US$            million, for developing proprietary chips to be used in cryptocurrency mining machines; and

•        approximately 8.0%, or US$            million, for general corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

Pending any use described above, we plan to invest the net proceeds from this offering in demand deposits, interest-bearing debt instruments or other financial products, for cash management purposes.

DIVIDEND POLICY

We have not declared or paid dividends in the past given the early development stage of our businesses. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries for our cash requirements, including any payment of dividends to our shareholders. Our board of directors has complete discretion on whether to distribute dividends, subject to applicable laws. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under the Cayman Islands law, a Cayman Islands company may pay a dividend either out of profit or from the share premium account, provided that in no circumstances may a dividend be paid if the dividend payment would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that the board of directors may deem relevant.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. See “Regulation — Regulations related to Hong Kong Taxation.”

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2022 presented:

•        on an actual basis; and

•        on an as adjusted basis to reflect the issuance and sale of the Class A ordinary shares by us in this offering at the assumed initial public offering price of US$            per Class A ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the estimated discounts to the underwriter and the estimated offering expenses payable by us and assuming no exercise of the underwriter’s over-allotment option.

You should read this table in conjunction with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus:

	As of June 30, 2022
	Actual	Pro Forma As Adjusted(1)
	(in US$)
Ordinary Shares
Shares	$—	$
Additional paid-in capital(2)	$—	$
Retained earnings	$14,615,583	$
Accumulated other comprehensive income	$(350,819)	$
Non-controlling interests	$89,104	$

____________

Source: Federal Reserve Statistical Release

(1)      The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)      Reflects the sale of ordinary shares in this offering at an assumed initial public offering price of $            per share, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. We estimate that such net proceeds will be approximately $            .

A $1.0 increase (decrease) in the assumed initial public offering price of $            per Class A ordinary share would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$            million, assuming the number of Class A ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated expenses payable by us.

DILUTION

If you invest in our Class A ordinary shares, your interest will be diluted for each Class A ordinary share you purchase to the extent of the difference between the initial public offering price per Class A ordinary share and our net tangible book value per ordinary share after this offering. Dilution results from the fact that the initial public offering price per Class A ordinary share is substantially in excess of the net tangible book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of June 30, 2022 was US$7.5 million, or $1.49 per ordinary share. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the net tangible book value per ordinary share (as adjusted for the offering) from the initial public offering price per Class A ordinary share and after deducting the estimated discounts to the underwriter and the estimated offering expenses payable by us.

After giving effect to our sale of            Class A ordinary shares offered in this offering based on the initial public offering price of US$            per Class A ordinary share after deduction of the estimated discounts to the underwriter and the estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2022 would have been US$            , or US$            per outstanding ordinary share. This represents an immediate increase in net tangible book value of US$            per ordinary share to the existing shareholders, and an immediate dilution in net tangible book value of US$            per Class A ordinary share to investors purchasing Class A ordinary shares in this offering. The as adjusted information discussed above is illustrative only.

The following table illustrates such dilution:

	Post-Offering(1)	Full Exercise of Over-Allotment Option
Assumed initial public offering price per Class A ordinary share	$	$
Net tangible book value per ordinary share as of June 30, 2022	$	$
As adjusted net tangible book value per ordinary share attributable to payments by new investors	$	$
Pro forma net tangible book value per ordinary share immediately after this offering	$	$
Amount of dilution in net tangible book value per Class A ordinary share to new investors in the offering	$	$

If the underwriter exercises its over-allotment option in full, the pro forma as adjusted net tangible book value per ordinary share after the offering would be US$            , the increase in net tangible book value per ordinary share to existing shareholders would be US$            , and the immediate dilution in net tangible book value per Class A ordinary share to new investors in this offering would be US$            .

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2022, the differences between existing shareholders and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share and per Class A ordinary share paid before deducting underwriting discounts and estimated offering expenses payable by us.

	Ordinary Shares Purchased		Total Consideration		Average Price per Ordinary Share
	Number	Percent	Amount	Percent
(US$ in thousands, except number of shares and percentages)
Existing shareholders			US$	%	US$
New investors			US$	%	US$
Total		100.0%	US$	100.0%

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the Class A ordinary shares and other terms of this offering determined at pricing.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

Through our subsidiary Bgin HK, we commenced our operations in 2019 and principally engaged in the business of cryptocurrency mining. Our revenue is primarily derived from the mining of various types of cryptocurrencies through our operating subsidiary located in Hong Kong.

Our revenue for the year ended December 31, 2021 was US$21.5 million, which increased by 371% as compared to the revenue of US$4.6 million for the year ended December 31, 2020. The increase was mainly attributable to the increase in the mining activity and change of our mining strategy, changing from mining of less profitable to more profitable cryptocurrencies. As a result, our net income for the year ended December 31, 2021 was US$7.9 million, which increased by 350% as compared to the net income of US$1.8 million for the year ended December 31, 2020.

Our revenue for the six months ended June 30, 2022 was US$11.3 million, which decreased by 6% as compared to revenue of US$12.0 million for the same period of 2021. The decrease was mainly attributable to the slight decrease in the mining activity due to the relocation of our mining rigs from China to US. Our net income for the six months ended June 30, 2022 was US$4.9 million, which decreased by 29% as compared to the net income of US$6.9 million for the same period of 2021. The decrease was primarily because we incurred research and development expenses of US$1.8 million in the six months ended June 30, 2022, whereas there was no such cost in the same period of 2021.

As of June 30, 2022, our cash was US$4.6 million, representing an increase of US$1.0 million from US$3.6 million as of December 31, 2021. This increase is mainly due to the growth in our net income as discussed above.

Key Factors Affecting Our Results of Operations

Our business and results of operations are affected by general factors affecting global cryptocurrency mining industry, which include, among other things:

•        Global impacts from the extended impact of COVID-19

•        Global inflation on the prices of mining equipment and materials

•        Changes in global regulatory environments regarding uses of cryptocurrencies

•        Volatility in market price of cryptocurrencies

Through Bgin HK, we carried out cryptocurrency mining business in China prior to December 31, 2021 and had not received any regulatory communication regarding any incompliance or fines regarding its business. As of October 2022, the Company has moved all of its mining rigs from China to Nebraska and West Virginia in the U.S. In the long run, we expect our electricity costs to decrease from US$0.075/kWh to $US0.06/kWh as a result of the relocation of our business from China to the U.S. Other than this change, there are no other significant favorable or unfavorable impact expected.

Impact of COVID-19

In March 2020, the World Health Organization declared the global outbreak of COVID-19 to be a pandemic. COVID-19 has not had an adverse impact on our business and operations for the years ended December 31, 2020 and 2021 due to: i) the nature of our business does not involve the uses of large amount of human labor and travels; ii) our mining machines were all located in PRC during the two fiscal years and COVID-19 has been relatively well controlled in PRC. We will continue to closely monitor the impact of COVID-19, particular the impacts from the new variants.

Global inflation

Global inflation has been impacting the economy of the world. The global inflation has not had an adverse impact on our business and operations for the years ended December 31, 2020 and 2021 as our mining machines were acquired before the start of the global inflation in early 2022. Similarly, inflation has not had an adverse impact on our business and operations for the six months ended June 30, 2022 and 2021.

Regulatory environments regarding cryptocurrencies

Our business is subject to governmental supervision and regulation by the relevant PRC and overseas governmental authorities. In addition, governmental authorities are likely to continue to issue new laws, rules and regulations governing the cryptocurrency industry we operate in and enhance enforcement of existing laws, rules and regulations. Cryptocurrencies have in the past been, and may in the future, be used by market participants for black market transactions, to conduct fraud, money laundering, terrorism-funding, tax evasion, economic sanction evasion or other illegal activities.

Cryptocurrency mining employs sophisticated and high computing power devices operating in an energy-intensive environment, future developments in the regulation of energy consumption, including possible restrictions on energy usage in jurisdictions where our subsidiaries conduct mining activities, may affect our business operations. For instance, on September 24, 2021, ten PRC government authorities, including the People’s Bank of China, jointly issued the Notice on Further Preventing and Resolving the Risks of Virtual Currency Trading and Speculation (the “Notice”). The Notice reinforced the concept that cryptocurrency is illegal and provides that all related services, such as offering trades, exchanging between legal tender and cryptocurrency or between different cryptocurrencies, or providing information intermediary and pricing services for cryptocurrency transactions, are all deemed illegal financial activities. As of the date of this prospectus, our subsidiaries have not engaged in any activities or transactions prohibited by the Notice. Nevertheless, if the PRC government adopts laws and regulations prohibiting or restricting business activities involving cryptocurrency mining in the future, our business operations, financial condition and results of operations may be materially and adversely affected.

As of October 2022, our mining rigs were relocated to the U.S. Because of the relatively friendly environment to cryptocurrency mining business in U.S. as compared to China, we expect our revenue to experience a stable increase in the future. The different regulatory environments do not have significant impact to the type of crypto assets we determine to mine. The crypto assets we determine to mine are generally based on the overall rate of return of the crypto assets. Operating in the different regulatory environment, however, will have impact to our operating costs. For example, as a result of relocating our business from China to the U.S., our electricity costs, which is the primary cost of crypto asset mining business, is expected to decrease from US$0.075/kWh to US$0.06/kWh.

Volatility in market price of cryptocurrencies

As a relatively new product and technology, cryptocurrencies have only in recent years been accepted as a means of payment for goods and services by selected industries, and the use of cryptocurrencies is not anchored by any reserve currency or precious metal, and is not backed by any government or commercial enterprise, the long-term value of cryptocurrencies is uncertain, which may further increase the volatility in cryptocurrency prices. Banks and other established financial institutions may refuse to process funds for cryptocurrency transactions, process wire transfers to or from cryptocurrency exchanges, or maintain accounts for persons or entities transacting in cryptocurrencies. Meanwhile, a significant portion of cryptocurrency demand is generated by speculators and investors seeking to profit from the short- or long-term holding of cryptocurrencies. The prices of cryptocurrencies may also be impacted by evolving and uncertain regulatory environment and the development of blockchain technology.

We have adopted measures to minimize the risks associated with the fluctuation in the market price of cryptocurrencies. For example, we utilize their proprietary cloud-based mining machine management software to monitor the amount and fluctuation of the market price of cryptocurrencies mined on a daily basis and, on an as-needed basis, adjust the ratio of cryptocurrencies to be mined.

Prices of cryptocurrencies are volatile in nature. The following charts show the historic prices and price volatility of the specific alternative crypto assets we mine for the periods presented in this prospectus and through the most recent practicable date:

Coin A

____________

Source: CoinMarketCap.com

During the period when we mined Coin A from November 2019 to March 2020, the price of Coin A varied from a high of US$0.5026 to a low of US$0.003702.

Coin B

____________

Source: CoinMarketCap.com

During the period when we mined Coin B from March 2020 to June 2022, the price of Coin B varied from a high of US$0.31 to a low of US$0.08.

Coin C

Price
Market Cap
Candle Chart
1D
7D
1M
3M
1Y
YTD
ALL
LOG
120
100
80.0
60.0
40.0
20.0
1.5
USD
2020
May
Sep
2021
May
Sep
2022
May
Sep
6

____________

Source: CoinMarketCap.com

During the period when we mined Coin C from June 2020 to December 2021, the price of Coin C varied from a high of US$139.00 to a low of US$7.31.

Coin D

____________

Source: CoinMarketCap.com

During the period when we mined Coin D from June 2020 to January 2022, the price of Coin D varied from a high of US$0.16 to a low of US$0.01.

Coin E

____________

Source: CoinMarketCap.com

During the period when we mined Coin E from October 2021 to March 2022, the price of Coin E varied from a high of US$25.4 to a low of US$6.2.

Coin F

____________

Source: CoinMarketCap.com

During the period when we mined Coin F from January 2022 to June 2022, the price of Coin F varied from a high of US$2.33 to a low of US$0.76.

Coin G

____________

Source: CoinMarketCap.com

We have been mining Coin G since November 2020; since then the price of Coin G has varied from a high of US$0.0147 to a low of US$0.0009.

We intend to start mining certain other types of cryptocurrencies in the future, including LTC, DOGE, and RXD. We adjust our mining strategy primarily based on the overall rate of return. The rate of return for mining a particular type of cryptocurrency typically depends upon a few crucial factors, including its trading price, mining difficulty, and the hash rate it takes to mine a unit of such cryptocurrency. An increase in a cryptocurrency’s trading price attracts more miners, and leads to an increase in mining difficulty of such cryptocurrency. As cryptocurrency market is volatile in nature, we monitor the trading prices of small-cap cryptocurrencies on a constant basis, and adjust the mining ratios of different types of cryptocurrencies on a daily basis to maximize the overall rate of return.

Results of Operations

Years ended December 31, 2021 and 2020

The following table presents an overview of our results of operations for the years ended December 31, 2021 and 2020:

	For The Year Ended December 31, 2021	For The Year Ended December 31, 2020
	US$	US$
Revenues	21,521,656	4,565,439
Costs of Services	6,655,585	2,317,646
Gross profit	14,866,071	2,247,793
Operating costs and expenses:
General and administrative	3,881,242	400,936
Bad debt expenses	—	12,735
Total operating costs and expenses	3,881,242	413,671
Income from operations	10,984,829	1,834,122
Other (income) expenses:
Finance costs	364,250	781
Realized (gain)/loss on sale/exchange of cryptocurrencies	37,651	(151,850)
Impairment of cryptocurrencies	1,151,090	16,551
Other (income)/expenses, net	23,722	(104,349)
Total other (income) expenses	1,576,713	(238,867)

	For The Year Ended December 31, 2021	For The Year Ended December 31, 2020
	US$	US$
Income before provision for income taxes	9,408,116	2,072,989
Current income taxes	1,504,833	—
Deferred income taxes	25,083	320,769
Income taxes expense	1,529,916	320,769
Net income	7,878,200	1,752,220
Foreign currency translation adjustment – gain	141,047	104,283
Comprehensive income	8,019,247	1,856,503

Comparison of the Fiscal Years Ended December 31, 2021 and December 31, 2020

Revenue, costs of sales and gross profit margin

The following table sets forth the revenue, costs of sales and gross profit margin of the Company:

	For The Year Ended December 31, 2021	For The Year Ended December 31, 2020
	US$	US$
Revenues	21,521,656	4,565,439
Costs of services	6,655,585	2,317,646
Gross profit	14,866,071	2,247,793
Gross profit margin %	69%	49%

Revenue primarily consists of the mining of various types of cryptocurrencies. Our revenue increased by US$17.0 million or 371% due to: i) an increase in our mining activities as the number of mining machines we deployed into production increased from 1,557 as of December 31, 2020 to 2,452 as of December 31, 2021; and ii) a change in our mining strategy in that we aligned our resources and concentrated on mining the more profitable cryptocurrencies such as Coin E, Coin G, Coin D and Coin C and reduced or ceased mining time on lower value cryptocurrencies such as Coin A and Coin B. As a result of the above two major factors, revenues from Coin E, Coin G, Coin D and Coin C were US$0.7 million, US$5.1 million, US$1.6 million and US$14.1 million for the year ended December 31, 2021 as compared to US$nil, US$0.1 million, US$0.4 million and US$2.5 million respectively for the year ended December 31, 2020. The following table shows after electricity costs, revenue/value, and margin of the different cryptocurrencies mined in the fiscal years ended December 31, 2020 and 2021:

	For the Year Ended December 31, 2021				For the Year Ended December 31, 2020
Cryptocurrency	Revenue/ Value of cryptocurrencies mined	Electricity costs	Margin after electricity cost	% of margin	Revenue/ Value of cryptocurrencies mined	Electricity costs	Margin after electricity costs	% of margin
	(in US$)	(in US$)	(in US$)		(in US$)	(in US$)	(in US$)
Coin A	$—	$—	$—	—	$663,893	$178,226	$485,668	73%
Coin E	688,321	111,905	576,416	84%	—	—	—	—
Coin B	—	—	—	—	845,580	316,719	528,861	63%
Coin G	5,073,042	514,682	4,558,360	90%	142,302	27,681	114,621	81%
Coin D	1,633,463	166,984	1,466,479	90%	431,913	109,091	322,821	75%
Coin C	14,126,830	1,050,349	13,076,481	93%	2,496,097	493,693	2,002,404	80%
Total	$21,521,656	$1,843,920	$19,677,736	91%	$4,565,439	$1,125,410	$3,454,375	75%

The total increase of US$18.5 million from the higher value cryptocurrencies was offset by a total small decrease of US$1.5 million revenue generated from Coin A and Coin B cryptocurrencies in 2021.

Costs of services consist primarily of direct production costs related to mining operations, including utilities, other service charges, and depreciation of mining machines. As a result of the increase in our cryptocurrency mining activities and revenue, the costs of services in 2021 also increased compared to 2020. Our overall gross profit margin significantly increased from 49% for the year ended December 31, 2020 to 69% for the year ended December 31, 2021, which was mainly due to the change of our mining strategy to focus on mining higher value cryptocurrencies.

Cost of services

Cost of services consist primarily of the following expenses:

	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
	US$	US$
Depreciation	1,228,200	381,779
Other service charges	3,583,465	810,457
Utility expenses	1,843,920	1,125,410
Total	6,655,585	2,317,646

Our cost of services significantly increased by US$4.3 million, which is consistent with the significant increase in our revenue by US$17.0 million in 2021 compared to 2020. The increase of US$0.8 million in depreciation was due to more mining machines were acquired for our mining activity. Other service charges relate to the service charges we paid to the blockchain platform for the Coin C cryptocurrency we participated in mining. As a result of the significant increase in our revenue, our other service charges also significantly increased by US$2.8 million in 2021 compared to 2020. Utility expenses is mainly related to the electricity charges associated with our mining activity. The increase of US$0.7 million in utility expenses was in line with the increase of our mining activity and revenue.

Operating expenses

Our operating expenses are consisted of general and administrative expenses, which consist primarily of the following expenses:

	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
	US$	US$
Employee bonuses	3,062,566	4,721
Office expenses	72,000	9,573
R&D	195,257	116,588
Rental expenses	9,642	—
Salary and benefits	78,976	12,819
Supplies expenses	1,550	—
Technical services and maintenance	176,341	96,348
Travel expenses	3,023	21,841
Utilities expenses	2,852	—
Management services	279,035	139,046
Total	3,881,242	400,936

Our general administrative (“G&A”) expenses significantly increased by US$3.5 million from 2020 to 2021, which, was primarily due to the significant increase of employee bonuses to incentivize our employees for the significant increase in our revenue.

Six months ended June 30, 2022 and 2021

The following table presents an overview of our results of operations for the six months ended June 30, 2022 and 2021:

	For The Six Months Ended June 30, 2022	For The Six Months Ended June 30, 2021
	US$	US$
	(Unaudited)	(Unaudited)
Revenues	11,300,881	11,995,918
Costs of Services	3,499,097	3,660,543
Gross profit	7,801,784	8,335,375

Operating costs and expenses:
General and administrative	642,790	293,278
Research and development	1,802,859	—
Total operating costs and expenses	2,445,649	293,278

Income from operations	5,356,135	8,042,097

Other (income) expenses:
Foreign exchange gain	(338,033)	—
Finance costs	100,860	75,296
Realized (gain)/loss on sale/exchange of cryptocurrencies	(1,288,286)	(751,901)
Impairment of cryptocurrencies	933,498	485,441
Other (income)/expenses, net	2,309	(26,072)
Total other (income) expenses	(589,652)	(217,236)

Income before provision for income taxes	5,945,787	8,259,333

Current income tax expenses	920,041	1,200,815
Deferred income tax expenses	88,407	132,063
Income taxes expense	1,008,448	1,332,878

Net income	4,937,339	6,926,455
Total comprehensive income	4,341,475	6,961,076

Revenue, costs of sales and gross profit margin

The following table sets forth the revenue, costs of sales and gross profit margin of the Company:

	For Six Months Ended June 30, 2022	For Six Months Ended June 30, 2021
	US$	US$
Revenues	11,300,881	11,995,918
Costs of services	3,499,097	3,660,543
Gross profit	7,801,784	8,335,375
Gross profit margin %	69%	70%

Revenue primarily consists of the mining of various types of cryptocurrencies. Our revenue slightly decreased by US$0.7 million or 6% due to the decreases in the prices of the cryptocurrencies we mined.

Costs of services consist primarily of direct production costs related to mining operations, including utilities, other service charges, and depreciation of mining machines. Cost of services for the six months ended June 30, 2022 is fairly consistent with the same period of 2021 since revenue did not have significant change in the six months ended June 30, 2022 compared to the same period of 2021.

As a result, our overall gross profit margin decreased from 70% for the six months ended June 30, 2021 to 69% for the same period of 2022.

The following table shows after electricity costs, revenue/value, and margin of different cryptocurrencies mined during the six months ended June 30, 2021 and 2022:

	Six Months Ended June 30, 2022				Six Months Ended June 30, 2021
Cryptocurrency	Revenue/ Value of cryptocurrencies mined	Electricity costs	Margin after electricity cost	% of margin	Revenue/ Value of cryptocurrencies mined	Electricity costs	Margin after electricity costs	% of margin
	(US$)	(US$)	(US$)		(US$)	(US$)	(US$)
Coin E	$306,207	$77,314	$228,893	75%	$—	$—	$—	—
Coin G	566,934	139,700	427,234	75%	3,341,765	325,500	3,016,265	90%
Coin D	17,847	5,346	12,501	70%	1,279,675	120,645	1,159,030	91%
Coin C	—	—	—	—	7,374,478	633,536	6,740,942	91%
Coin F	104,095,228	2,250,826	8,158,696	78%	—	—	—	—
Other Coins	371	111	260	70%	—	—	—	—
Total	$11,300,881	$2,473,297	$8,827,584	78%	$11,995,918	$1,079,681	$10,916,237	91%

Operating expenses

Our operating expenses are consisted of general and administrative expenses, which consist primarily of the following expenses:

	For Six Months Ended June 30, 2022	For Six Months Ended June 30, 2021
	US$	US$
General administrative	642,790	293,278
Research & development	1,802,859	—
Total	2,445,649	293,278

Our G&A expenses increased by US$0.3 million from 2021 to 2022, which was primarily due to the increase of our business activities in 2022.

Our Research & development (“R&D”) expenses increased by US$1.8 million from 2021 to 2022, which was primarily because we have launched certain R&D program related to our chip production projects. There was no such activity in 2021.

Income Tax

Cayman Islands and BVI

Under the current laws of the Cayman Islands and BVI, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

US

Under the current Delaware state and US federal income tax, the Company’s Delaware limited liability company (“LLC”) subsidiaries, Bgin Infrastructure US and Bgin Management, are subject to the Delaware state’s franchise tax. The Delaware franchise tax rate is a flat rate of US$300 for calendar years of 2022, 2021 and 2020. The Company’s subsidiaries, Bgin Infrastructure US and Bgin Management both recorded net loss in 2022 and 2021. Therefore, there were no income taxes recorded on entity level should the Company elected to file these two LLC subsidiaries under C-corporation taxation, which will be subject to an 8.7% Delaware state income tax and a 21% federal income tax for calendar years of 2022 and 2021.

HK

The Company’s assessable profits in respect of its Hong Kong operations were subject to Hong Kong profits tax at the applicable income tax rate of 8.25% for the first HK$2.0 million assessable profits and the remaining assessable profits at the tax rate of 16.5%.

The Company’s income tax expense increased by US$1.2 million in the year ended December 31, 2021 compared to 2020, mainly due to the increase in profit before tax by US$7.3 million in 2021 compared to 2020.

The Company’s income tax expense for the six months ended June 30, 2022 was $1.0 million, a decrease of $0.3 million compared to the same period of 2021, mainly due to the decrease in the profit before tax by $2.3 million in the six months ended June 30, 2022 compared to the same period of 2021.

Net income

As a result of the factors described above, our net income for the fiscal year ended December 31, 2021 was US$7.9 million, compared to the net income of US$1.8 million for the year ended December 31, 2020, representing an increase in net income of US$6.1 million.

Our net income for the six months ended June 30, 2022 was US$4.9 million, compared to the net income of US$6.9 million for the same period of 2021, representing a decrease in net income of US$2.0 million.

Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through cash generated by operating activities. As of June 30, 2022, December 31, 2021 and 2020, we had US$4.63 million, US$3.65 million and US$0.01 million, respectively, in cash, which primarily consist of cash deposited in banks.

The Company’s working capital requirements mainly comprise cost of services, general and administrative fees (see above operating expenses break down). We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures at least for the next 12 months from the date of this prospectus.

Cash Flow Summary

Years Ended December 31, 2021 and December 31, 2020

	For the year ended December 31, 2021	For the year ended December 31, 2020
	US$	US$
Net cash provided by operating activities	(6,669,311)	(2,173,708)
Net cash provided by investing activities	11,218,659	2,420,277
Net cash used in financing activities	(963,123)	(235,249)
Effect of exchange rate changes on cash	54,678	657
Net increase (decrease) in cash	3,640,903	11,977
Cash at beginning of period	11,977	—
Cash at end of period	3,652,880	11,977

We had a balance of cash and cash equivalents of US$3.7 million as of December 31, 2021, compared with a balance of US$0.01 million as of December 31, 2020. We mainly derived our cash inflow from operating activities.

Operating Activities:

Net cash used in operating activities was US$6.7 million for the year ended December 31, 2021, compared to net cash used in operating activities of US$2.2 million for the year ended December 31, 2020, representing a US$4.5 million increase in the net cash outflow from operating activities. The increase in net cash outflow from operating activities was primarily due to the following reasons:

1)      We had net income of US$7.9 million for the year ended December 31, 2021. For the year ended December 31, 2020, we had net income of US$1.8 million which led to a US$6.1 million increase in net cash inflow from operating activities.

2)      Change in non-cash items, including depreciation expenses, impairment of cryptocurrencies, loss on disposal of fixed assets, bad debt and deferred income taxes, was US$2.5 million cash inflow in total for the year ended December 31, 2021. For the year ended December 31, 2020, change in non-cash items was US$0.7 million cash inflow, which led to a US$1.8 million increase in net cash inflow from operating activities.

3)      Change in cryptocurrency current assets was US$21.5 million cash outflow for the year ended December 31, 2021. For the year ended December 31, 2020, the cash outflow was US$4.6 million, which led to a US$16.9 million increase in net cash outflow from operating activities.

4)      Change in accounts payable and accrued liabilities provided US$3.1 million net cash inflow for the year ended December 31, 2021. For the year ended December 31, 2020, change in accounts payable and accrued liabilities used net cash outflow of US$0.01 million, which led to a US$3.09 million increase in net cash inflow from operating activities.

5)      Change in tax payable provided US$1.5 million net cash inflow for the year ended December 31, 2021. For the year ended December 31, 2020, change in tax payable used net cash inflow of US$ nil, which led to a US$1.5 million increase in net cash inflow from operating activities.

Investing Activities:

Net cash generated from investing activities was US$11.2 million for the year ended December 31, 2021, which was attributable to the combined effect of (i) cash used for purchase of property and equipment in the amount of $4.2 million, and (ii) $15.4 million in proceeds generated from the sales of cryptocurrencies.

Net cash generated from investing activities was US$2.4 million for the year ended December 31, 2020, which was attributable to the combined effect of (i) cash used for purchase of property and equipment in the amount of $2.0 million, and (ii) $4.4 million in proceeds generated from the sales of cryptocurrencies.

Financing Activities:

For the year ended December 31, 2021, the Company had net cash used in financing activities of US$1.0 million, which was primarily attributable to net cash repayment to the Company’s substantial shareholders.

For the year ended December 31, 2020, the Company had net used in financing activities of US$0.2 million, which was primarily attributable to net cash repayment to the Company’s substantial shareholders.

Six Months Ended June 30, 2022 and 2021

	For Six Months Ended June 30, 2022	For Six Months Ended June 30, 2021
	US$	US$
Net cash used in operating activities	(6,566,981)	(2,462,225)
Net cash provided by investing activities	7,173,339	8,458,662
Net cash provided by (used in) financing activities	616,437	(917,256)
Effect of exchange rate changes on cash	(246,422)	10,808
Net increase (decrease) in cash	976,373	5,089,989
Cash at beginning of period	3,652,880	11,977
Cash at end of period	4,629,253	5,101,966

We had a balance of cash and cash equivalents of US$4.6 million as of June 30, 2022, compared with a balance of US$3.65 million as of December 31, 2021.

Operating Activities:

Net cash used in operating activities was US$6.6 million for the six months ended June 30, 2022, compared to net cash used in operating activities of US$2.5 million for the same period of 2021, representing a US$4.1 million increase in the net cash outflow from operating activities. The increase in net cash outflow from operating activities was primarily due to the following reasons:

1)      We had net income of US$4.9 million for the six months ended June 30, 2022. For the same period of 2021, we had net income of US$6.9 million which led to a US$2.0 million decrease in net cash inflow from operating activities.

2)      Change in non-cash items, including depreciation expenses, impairment of cryptocurrencies, loss on disposal of fixed assets, and deferred income taxes, was US$1.9 million cash inflow in total for the six months ended June 30, 2022. For the same period of 2021, change in non-cash items was US$1.2 million cash inflow, which led to a US$0.7 million increase in net cash inflow from operating activities.

3)      Change in cryptocurrency current assets was US$11.3 million cash outflow for the six months ended June 30, 2022. For the same period of 2021, the cash outflow was US$12.0 million, which led to a US$0.7 million increase in net cash outflow from operating activities.

4)      Change in accounts payable and accrued liabilities provided US$2.8 million net cash outflow for the six months ended June 30, 2022. For the same period of 2021, change in accounts payable and accrued liabilities provided net cash inflow of US$0.1 million, which led to a US$2.9 million decrease in net cash outflow from operating activities.

5)      Change in tax payable provided US$0.9 million net cash inflow for the six months ended June 30, 2022. For the same period of 2021, change in tax payable provided net cash inflow of US$1.2 million, which led to a US$0.3 million decrease in net cash inflow from operating activities.

Investing Activities:

Net cash generated from investing activities was US$7.2 million for the six months ended June 30, 2022, which was attributable to the combined effect of (i) cash used for purchase of property and equipment in the amount of $3.2 million, and (ii) $10.4 million in proceeds generated from the sales of cryptocurrencies.

Net cash generated from investing activities was US$8.5 million for the six months ended June 30, 2021, which was attributable to the combined effect of (i) cash used for purchase of property and equipment in the amount of $1.8 million, and (ii) $10.3 million in proceeds generated from the sales of cryptocurrencies.

Financing Activities:

For the six months ended June 30, 2022, the Company had net cash provided by financing activities of US$0.6 million, which was primarily attributable to: (i) net borrowing and capital contribution in the total of $1.0 million from the Company’s substantial shareholders; (ii) US$0.5 million incurred on IPO related costs.

For the six months ended June 30, 2021, the Company had net used in financing activities of US$0.9 million, which was primarily attributable to net cash repayment to the Company’s substantial shareholders.

Analysis of Items with Major Changes on the Consolidated Balance Sheets

	December 31, 2021	December 31, 2020
	US$	US$
Assets
Current Assets
Cash and cash equivalents	3,652,880	11,977
Prepaid expenses	207,968	74,566
Due from related parties	988,624	210,662
Intangible assets – cryptocurrencies	5,132,504	88,892
Total current assets	9,981,976	386,097
Non-current assets
Property and equipment, net	5,336,500	2,626,772
Total assets	15,318,476	3,012,869

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Current liabilities
Accounts payable and accrued liabilities	3,143,521	225,224
Taxes payable	1,523,299	—
Due to related party	362,745	551,573
Total current liabilities	5,029,565	776,797
Deferred income tax liabilities	376,518	342,926
Total liabilities	5,406,083	1,119,723

Commitments and contingencies
Shareholders’ equity
Class A ordinary shares, $0.001 par value, 40,000,000 shares authorized, 3,954,000 and 3,954,000 issued and outstanding	—	—
Class B ordinary shares, $0.001 par value, 10,000,000 shares authorized, 1,046,000 and 1,046,000 shares issued and outstanding	—	—
Retained earnings	9,667,916	1,789,148
Accumulated other comprehensive income	245,045	103,998
Total shareholders’ equity	9,912,961	1,893,146
Non-controlling interest	(568)	—
Total liabilities and shareholders’ equity	15,318,476	3,012,869

Cryptocurrencies

The carrying amount of cryptocurrencies increased by US$5.0 million from US$0.1 million as at December 31, 2020 to US$5.1 million as at December 31, 2021 due to the combined effect of (i) additions of US$21.5 million; (ii) sale or exchange for the year ended December 31, 2021 of US$15.4 million; and (iii) impairment of US$1.2 million.

Due from related party

The increase in due from related party is primarily due to the increases of mining activities. A portion of the Company’s proceeds for sales of cryptocurrencies was collected by Mr. Qingfeng Wu, the Company’s chief executive officer and substantial shareholder, on behalf of the Company before the Company opened its corporate bank account. Mr. Wu then remitted the funds back to the Company. As of December 31, 2021, the balance due from Mr. Wu is US$0.7 million, compared to that of US$0.2 million as of December 31, 2020. The balance due from Mr. Wu has been subsequently collected as of February 28, 2022.

Prepaid expenses

Our prepaid expenses mainly relate to prepaid electricity charges. The prepaid expense balance increased by US$0.1 million due to our increased mining operations.

Property and equipment

The carrying amount of property and equipment increased by US$2.7 million from US$2.6 million as at December 31, 2020 to US$5.3 million as at December 31, 2021 due to the combined effect of (i) additions of land and mining machines valued at US$4.0 million; (ii) depreciation charge for the year ended December 31, 2021 of US$1.2 million, and foreign exchange effect of US$0.1 million.

Accounts payable

Accounts payable was primarily related to trades payable and salary payables, and the increase of US$2.9 million in 2021 was primarily due to the significant increase in bonus payable by US$3.1 million.

Tax payable

Tax payable was primarily related to income tax payable and the increase of US$1.5 million in 2021 was due to the significant increase in our pre-tax income by US$7.3 million.

Commitments and contractual obligations

The Company did not have significant commitments, long-term obligations, or guarantees as of December 31, 2021 and 2020.

Critical accounting policies

We believe it is helpful for readers to understand the critical accounting policies underlying our financial statements. Please refer to Note 2 of our consolidated financial statements included elsewhere in this prospectus for details of our critical accounting policies. The areas that require significant judgment and estimate for our consolidated financial statements include revenue recognition and impairment of cryptocurrencies as follows:

Revenue recognition

The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers. The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

(i)     Step 1: Identify the contract with the customer

(ii)    Step 2: Identify the performance obligations in the contract

(iii)   Step 3: Determine the transaction price

(iv)   Step 4: Allocate the transaction price to the performance obligations in the contract

(v)    Step 5: Recognize revenue when the Company satisfies a performance obligation

The Company maintains and operates its own mining pool by connecting its mining rigs to the blockchain platforms to provide computing power to solve the algorithms. There are no official signing contracts required between a miner and a blockchain platforms. Instead, public contracts or protocols are published on each of the blockchain platforms regarding a miner’s role and compensation it is likely to receive. The Company provides computing power to the blockchain platforms. In exchange for providing computing power, the Company is entitled to a certain amount of cryptocurrency award for successfully adding a block to the blockchain.

Providing computing power in cryptocurrency transaction verification services is an output of the Company’s ordinary activities. The provision of providing such computing power is the only performance obligation in order to earn a cryptocurrency award. Revenue is recognized at a point in time where the Company has successfully placed a block (being the first to solve the algorithm) and received the award from the blockchain platforms. The transaction consideration the Company receives is measured at fair value at the time received, which is not materially different than the fair value at the time the Company has earned the award from the blockchain platform. There is no significant financing component in these transactions.

Fair value of the cryptocurrency award received is determined using the quoted price of the related cryptocurrency at the time of receipt.

Cryptocurrencies

Cryptocurrencies are included in current assets in the accompanying consolidated balance sheets. The classification of cryptocurrencies as a current asset has been made after the Company’s consideration of the significant consistent daily trading volume on readily available cryptocurrency exchanges, there are no limitations or restrictions on Company’s ability to sell cryptocurrencies and the pattern of actual sales of cryptocurrencies by the Company. Cryptocurrencies purchased are recorded at cost and cryptocurrencies awarded to the Company through its mining activities are accounted for in connection with the Company’s revenue recognition policy disclosed above.

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Purchases of cryptocurrencies by the Company are included within investing activities in the accompanying consolidated statements of cash flows, while cryptocurrencies awarded to the Company through its mining activities are included within operating activities on the accompanying consolidated statements of cash flows. The sales of cryptocurrencies are included within investing activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in other income (expense) in the consolidated statements of operations. The Company accounts for its gains or losses in accordance with the weighted average cost method of accounting.

Off-balance sheet commitments and arrangements

The Company had not entered into any material off-balance sheet transactions or arrangements as of the date of the prospectus.

INDUSTRY

Unless otherwise noted, all the information and data presented in this section have been derived from an industry report from Frost & Sullivan entitled “Global Blockchain and Cryptocurrency Market.” Frost & Sullivan has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. The following discussion projections for future growth, which may not occur at the rates that are projected or at all.

OVERVIEW OF GLOBAL BLOCKCHAIN AND CRYPTOCURRENCY MARKET

Definition and Introduction of Blockchain and Cryptocurrency

Blockchain technology was first introduced in 2008. It refers to a distributed ledger technology that is programmed to maintain records of financial and non-financial transactions of any value. Blockchain is a distributed database that maintains records in the form of blocks. Each block has a timestamp and a link to a previous block. The recorded data in blocks cannot be altered or tampered. The entire process is completed in real time by eliminating the need for any central authority or a third-party financial institution to verify the transactions. It allows every node to create immutable data, transparent record of transactions and peer-to-peer transactions in an efficient, secure and trust-free manner. Blockchain can be applied to various industries and activities, such as financial services, digital identification and authentication, supply chain communication and others.

Total Market Capitalization of Cryptocurrencies

According to the Frost & Sullivan Report, the market capitalization of a type of cryptocurrency refers to the total value of such cryptocurrency that have been mined. According to the Frost & Sullivan Report, as of December 31, 2021, the total aggregate market capitalization of cryptocurrency is approximately USD2,251 billion, which represented a 194.9% increase from approximately USD763 billion as of December 31 2020. As of December 31, 2021, Bitcoin, Ethereum, and alternative cryptocurrencies accounted for approximately 40.2%, 20.3%, and 39.5% of the total market capitalization of cryptocurrencies, respectively.

According to the Frost & Sullivan Report, alternative cryptocurrencies refer to the emerging cryptocurrencies other than Bitcoin and Ethereum. The emergence of alternative cryptocurrencies has made a significant contribution to the total market capitalization of cryptocurrency. The market capitalization of alternative cryptocurrencies increased from approximately USD47.7 billion as of December 31, 2018 to approximately USD890.4 billion as of December 31, 2021, representing a CAGR of 165.2%, according to the Frost & Sullivan Report.

Cryptocurrency Industry Value Chain

According to the Frost & Sullivan Report, the cryptocurrency ecosystem consists of five major elements, including hardware supply, mining farms, operation of mining pools, trading and payment. Hardware suppliers mainly focus on mining IC design and mining machine manufacturing as well as sales of mining machines. Mining farms usually refer to physical mining sites where operators offer customers custodian services for their mining hardware or provide computing power rental services. Operation of mining pools refers to services that enable miners to contribute their computing power and split mining rewards. Trading refers to services provided by cryptocurrency exchanges for consumers to buy and sell cryptocurrencies. Payment refers to services provided by cryptocurrency payment processors, which enables merchants and businesses to receive payments in cryptocurrencies from individuals for goods sold and services rendered.

OVERVIEW OF GLOBAL ALTERNATIVE CRYPTOCURRENCY MINING MARKET

Overview of Major Types of Chips for Alternative Cryptocurrency Mining Machines

According to the Frost & Sullivan Report, the major types of chips for alternative cryptocurrency mining machines include:

Major Types of Chips	Description and Characteristics of the Chips
ASIC Chip	• ASIC is designed to run a specific algorithm with fast speed, but the algorithm it runs cannot be changed. The prices of ASIC chips are typically higher than other types of chips.
GPU Chip

•   The primary purpose of GPU is graphics rendering. GPU can produce hashes faster compared to CPU but slower compared to FPGA and ASIC.

•   GPU is adaptable, and its algorithms can be changed. GPU chips are user-friendly, and their prices are lower compared to ASIC chips and FPGA chips.

FPGA Chip

•   FPGA stands for Field Programmable Gate Array. Unlike CPU, FPGA is a blank digital circuit. Users can design the digital circuit for a FPGA chip.

•   Similar to GPU, the algorithms of FPGA can also be changed. However, unlike GPU, users need to build both the digital circuit design and the software.

The following table shows the comparison of major types of mining machines for alternative cryptocurrencies, according to the Frost & Sullivan Report:

	ASIC Chip	GPU Chip	FPGA Chip
Chip Definition	• Chipsets that are optimized to perform one specific function	• Chips designed to do repetitive calculations (typically for video graphics)	• Chips that are designed to be reprogrammable by the user
Mining Algorithms	• SHA256 • Others	• Ethash • Equihash • Cuckaroo29 • Others	• Can be programmed to work for any mining algorithms
Power Efficiency	• High	• Low	• Medium
User Friendliness	• High	• Medium	• Low
Adaptability	• Low	• Medium	• High
Pros	• Best performance • Most energy efficient • Fully customizable	• Highly parallel • Uses popular AI framework	• Reconfigurable functionality • Good for constantly evolving workloads
Cons	• Expensive • Not flexible • Quickly outdated	• Less efficient than FPGA and ASIC • Scalability • Inefficient unless fully utilized	• Difficult to program and set up • No major AI framework

Market Capitalization of Selected Alternative Cryptocurrencies

According to the Frost & Sullivan Report, the total market capitalization of selected alternative cryptocurrencies, including CKB (Nervos Network), HNS (Handshake), TRB (Tellor), and DGB (DigiByte), has increased from approximately USD117 million as of December 31, 2018 to approximately USD1,322 million as of December 31, 2021, representing a CAGR of 124%.

Key Drivers and Trends of Global Alternative Cryptocurrency Mining Market

According to the Frost & Sullivan Report, key drivers and trends of global alternative cryptocurrency mining market include:

Alternative cryptocurrencies are more individual-friendly.    Compared with Bitcoin and Ethereum, the alternative cryptocurrencies are the emerging cryptocurrencies with shorter history. The main battlefields of professional mining farms are in still Bitcoin and Ethereum with high daily transactions and large proportion of market capitalization, and therefore, the difficulty for mining the alternative cryptocurrencies is lower compared to that for Bitcoin and Ethereum and suitable for individual miners. Besides, the price of mining machines specially designed for Bitcoin or Ethereum are highly dependent upon the price of Bitcoin or Ethereum, which is not affordable for individual miners. However, the prices of mining machines for alternative cryptocurrencies are more stable and affordable. Therefore, alternative cryptocurrencies are friendlier with individual miners.

The upgrade of cryptocurrency hardware.    The emergence of ASIC-based and FPGA-based mining machine provides miners with more options for cryptocurrency mining, as miners can either choose ASIC-based, FPGA-based, or other types of mining machines according to their particular needs and budgets. Besides, the overall quality of mining machine has been revolutionarily upgraded, in aspects of computing power, power efficiency, and manufacturing process of chips. As a result, the upgraded machines are expected to promote the prosperity of cryptocurrency mining hardware industry.

Increasing market recognition and adoption of cryptocurrency.    Different cryptocurrencies have their distinct values, some solely function as currencies to purchase goods and services, while others are geared towards supporting specific blockchain platform. The characteristics of alternative cryptocurrencies, such as decentralized consensus, anonymity, distributed and shared ledgers, have been adopted in various application scenarios, such as e-commerce, finance, and entertainment, and will be gradually adopted in more fields in the future.

Competitive Landscape of Global Alternative Cryptocurrency Mining Market

According to the Frost & Sullivan Report, the overall alternative cryptocurrency mining market is highly fragmented, with different kind of miners, such as individual miners and professional mining farms, focusing on various alternative cryptocurrencies. However, for certain market segments, the concentration ratio is quite concentrated. We believe we have a competitive advantage in designing proprietary mining machines for multiple blockchain algorithms, which are specially adapted and dedicated to alternative cryptocurrency mining machines.

The following table sets forth the market share of our alternative cryptocurrency mining business in terms of accumulative number of certain alternative cryptocurrencies mined for the years of 2019, 2020 and 2021, and the six months ended June 30, 2022, according to the Frost & Sullivan Report.

Alternative Cryptocurrencies	Accumulative Number of Alternative Cryptocurrencies Mined by BGIN(1) (In Million)	Total Circulating Supply of Alternative Cryptocurrencies(2) (In Million)	BGIN’s market share(3)	Time Period in which We Mined Such Cryptocurrency
	(a)	(b)	(c) = (a)/(b)
Coin A	136.7	1,824.0	7.5%	November 2019 to March 2020
Coin B	6.5	39.0	16.7%	March 2020 to June 2020
Coin C	0.4	0.8	45.7%	June 2020 to December 2021
Coin D	45.5	354.5	12.8%	June 2020 to January 2022
Coin E	0.1	0.4	17.9%	October 2021 to March 2022
Coin F	5.4	38.3	14.1%	January 2022 to June 2022
Coin G	1,007.0	2,533.3	39.8%	November 2020 to June 2022

____________

(1)      Representing the accumulative number of alternative cryptocurrencies mined by BGIN from 2019 to June 30, 2022 during the time period suggested by the following footnotes. The Company only mined these types of alternative cryptocurrencies during the periods suggested by the corresponding footnotes.

(2)      Representing the total circulating supply of corresponding alternative cryptocurrencies during the same period.

(3)      BGIN’s market share in for each type of alternative cryptocurrency listed herein is calculated as the accumulative number of alternative cryptocurrencies mined by BGIN divided by the total circulating supply of that alternative cryptocurrency during the same period.

BUSINESS

Overview

Through our operating subsidiaries, we are a digital asset technology company based in Hong Kong and in the U.S. with proprietary cryptocurrency-mining technologies and a strategic focus on small-cap cryptocurrencies.

We have historically generated substantially all of our revenue from cryptocurrency mining. As our subsidiaries produce cryptocurrencies through their mining operations, they exchange cryptocurrencies mined for fiat currency on a regular basis to generate cash flow to fund our subsidiaries’ business operations. We attribute our substantial growth since our inception to our competitive advantages in our subsidiaries’ research and development capacities, experienced and visionary management team, and our strategic focus on small-cap cryptocurrency mining. According to the Frost & Sullivan Report, small-cap cryptocurrencies refer to cryptocurrencies other than Bitcoin and Ethereum. Small-cap cryptocurrencies are generally considered to have more growth potential with higher risks compared to large-cap cryptocurrencies. To mitigate such risks and maximize profit potential, our subsidiaries adopt a flexible approach to mining operations by using their cloud-based mining machine management software to monitor mining results on a daily basis and, on an as-needed basis, adjust the ratio of cryptocurrencies to be mined.

We believe that the strong design, research and development capabilities of our subsidiaries represent a key strength that affords them the ability to conduct cryptocurrency mining with greater computing power and power efficiency. Our subsidiaries fully rely on their self-designed mining machines for their daily cryptocurrency mining operations. To date, through our subsidiaries, we have designed eight and put into use six different models of cryptocurrency mining machines, each specifically adapted and dedicated to small-cap cryptocurrency mining.

As of December 31, 2022, our subsidiaries owned a total of 3,756 mining machines, among which 3,687 were under operation, and 69 were not operated and stored in mining farms and hosting facilities in the U.S. Through our subsidiaries, we currently manage and operate our mining machines in the U.S. at two mining farms in Omaha, Nebraska owned by our subsidiaries, and at two hosting facilities leased from third parties in Omaha, Nebraska and Bruceton Mills, West Virginia, respectively. As of the date of this prospectus, all the mining machines owned by our subsidiaries are located in the mining farms and hosting facilities in the U.S. As one of our growth strategies, we intend to start an additional mining farm in Nebraska through our subsidiaries by the end of 2023, which is currently under construction and, when constructed, is expected to have a power capacity of 20MW. By the end of 2023, our subsidiaries expect to operate their machines at three mining farms and two hosting facilities in the U.S. See “— Growth Strategies — Improving and Integrating Our Business Model to Encompass a Value Chain.”

We strive to continuously develop and implement technological improvement into our subsidiaries’ mining process. The technological cornerstone of our subsidiaries’ cryptocurrency mining operations is their proprietary cloud-based mining machine management software, which equips all of the mining farms and hosting facilities in which our subsidiaries maintain and operate mining machines, and allows them to make timely and informed decisions as to the use and management of their mining machines.

We have experienced growth since our inception and during the fiscal years ended December 31, 2020 and 2021 and the six months ended June 30, 2022. Our revenue increased from US$4,565,439 for the fiscal year ended December 31, 2020 to US$21,521,656 for the fiscal year ended December 31, 2021, representing a CAGR of 371.40%. During the same period, our net income increased from US$1.75 million for the fiscal year ended December 31, 2020 to US$7.88 million for the fiscal year ended December 31, 2021. Our revenue slightly decreased from US$11,995,918 for the six months ended June 30, 2021 to US$11,300,881 for the six months ended June 30, 2022, representing a CAGR of (5.79)%. During the same period, our net income decreased from US$ 6,926,455 million for the six months ended June 30, 2021 to US$ 4,937,339 million for the six months ended June 30, 2022.

Competitive Strengths

We believe that the following strengths differentiate us from our competitors:

A Cryptocurrency Mining Company with a Strategic Focus on Small-cap Cryptocurrencies and Operational Flexibility

We are one of the cryptocurrency mining companies with a strategic focus on mining small-cap cryptocurrencies. For the fiscal years ended December 31, 2020 and 2021 and the six months ended June 30, 2022, we generated revenue in the amount of US$4.57 million, US$21.52 million, and US$11.3 million respectively, from mining small-cap cryptocurrencies. As of December 31, 2022, our subsidiaries managed and operated their mining machines in the U.S. at two mining farms in Omaha, Nebraska owned by our subsidiaries, and at two hosting facilities leased from third parties in Omaha, Nebraska and Bruceton Mills, West Virginia, respectively. These mining farm and hosting facilities were supported by approximately 6.9MW of power capacity, with an aggregate of 3,121 mining machines under operation.

Market capitalization of a type of cryptocurrency refers to the total value of all the coins of such cryptocurrency that have been mined. According to the Frost & Sullivan Report, small-cap cryptocurrencies refer to cryptocurrencies other than Bitcoin and Ethereum. Small-cap cryptocurrencies are generally considered to have more growth potential with higher risks. As such, our subsidiaries adopt a flexible approach to their mining activities by using their cloud-based mining machine management software to automatically monitor the profits of their mining results. Our subsidiaries examine their mining results on a daily basis, and if our subsidiaries detect a material decline in the total value of cryptocurrencies mined compared to prior days, they may initiate an adjustment to the ratio of the different types of cryptocurrencies to be mined, allowing them to ensure that the daily income from mining activities stays relatively stable.

Additionally, our subsidiaries monitor newly launched cryptocurrencies and hold internal sessions on a regular basis to evaluate the viability and profitability of mining such cryptocurrency. In conducting such evaluations, our subsidiaries research the details of the background and development team of the cryptocurrency, determine whether our subsidiaries’ existing mining machines will be capable of mining such type of cryptocurrency and be able to do so in a cost-justifiable way, estimate the growth potential of such type of cryptocurrency, and assess its liquidity. Our subsidiaries are typically able to start mining a newly launched cryptocurrency within two to four weeks after completing their evaluations of such newly launched cryptocurrencies.

We believe that our subsidiaries’ focus on small-cap cryptocurrencies and business strategies with respect to newly launched cryptocurrencies, combined with our subsidiaries’ cloud-based mining machine management software is a distinctive competitive advantage that gives them the operational flexibility required to react to market fluctuations in an expedient manner and maximize our profitability. With this competitive advantage, we believe that, through our subsidiaries, we are well-positioned to continue growing our business and strengthen our market position in the industry as the market of small-cap cryptocurrencies continues to expand.

Innovative Technology Company with Proprietary Technologies and Research and Development Capacities

Through our subsidiaries, we have focused on research and development since our inception. Through our subsidiaries, we have designed and manufactured energy-efficient and powerful cryptocurrency mining machines, specially designed for mining small-cap cryptocurrencies, which our subsidiaries fully rely on for their day-to-day cryptocurrency mining activities. As of the date of this prospectus, our subsidiaries have designed eight and put into use six different models of mining machines, with power consumption ranging from 2,000W to 6,000W and hash rate of up to approximately 150GHash/s. Our subsidiaries’ mining machines are equipped with FPGA chips sourced from third party suppliers. For details of our subsidiaries’ mining machines, see “— Mining Machines.”

Additionally, through our subsidiaries, we have designed and developed technology specifically for the smooth operations of our subsidiaries’ mining machines, including a proprietary cloud-based mining machine management software. This management software allows our subsidiaries to turn on or off each mining machine and monitor certain crucial data of their machines in real time, including, but are not limited to, the current status, settings, computing power, and the total active time of each machine. All of the mining farms and hosting facilities maintained and operated by our subsidiaries are equipped with our subsidiaries’ cloud-based mining machine management software. For details, see “— Mining Machine Management Software.”

We intend to continue investing in research and development through our subsidiaries to expand the product and service offerings of our subsidiaries, venture into new markets, and capture new business opportunities. Currently, our subsidiaries’ efforts are focused on developing new models of mining machines, designing their own ASIC chips, and starting additional mining farms. For details on the research and development capacities of our subsidiaries, see “— Research and Development.”

We regard the ability to innovate as critical to our success and future growth, and we believe that our subsidiaries’ strong in-house research and development capabilities and continued investment in research and development will provide us with an advantage over our competitors.

Experienced and Visionary Management Team with Proven Track Records

Our management team is led by our co-founders Mr. Qiuhua Li and Mr. Qingfeng Wu, who have extensive IT industry experience and senior management experience. Mr. Qingfeng Wu is also experienced in hardware development. With their clear vision and long-term commitment to our business strategies, we have achieved success with our current business focus on mining small-cap cryptocurrencies and significant revenue growth in the past few years. We believe that in the future we will continue to benefit from our senior management team’s industry knowledge, diverse background and skills, and clear version for our ongoing development.

Growth Strategies

Through our subsidiaries, we plan to implement the following growth strategies:

Improving and Integrating Our Business Model to Encompass a Value Chain

We believe that having a business model that encompasses a value chain from research and development, chip design and development, mining machine design and manufacturing, mining pools, and mining farms will be able to significantly advance our presence in the industry, reduce risks and uncertainties, and serve as a critical step for our continued success in the future. In improving our business model to encompass the whole value chain, we plan to, through our subsidiaries, invest in starting additional mining farms, developing our proprietary ASIC chips, and developing two mining pools.

Mining farms.    As of the date of this prospectus, through our subsidiaries, we manage and operate our mining machines at two mining farms in Omaha, Nebraska owned by our subsidiaries, and at two hosting facilities leased from third parties in Omaha, Nebraska and Bruceton Mills, West Virginia, respectively. These mining farms and facilities have a total power capacity of approximately 6.9MW. Through our subsidiaries, we plan to start an additional mining farm, which is currently under construction in Nebraska. We expect to finish the construction of this mining farm in Nebraska with a total expected power capacity of 20MW and put it into use in December 2023. By the end of 2023, our subsidiaries expect to operate their machines at three mining farms and two hosting facilities in the U.S. For the criteria for selecting sites for our subsidiaries’ mining farms, see “— Mining Farms and Hosting Facilities.”

ASIC Chips.    An ASIC chip is an application-specific integrated circuit and, in cryptocurrency mining, it is a microchip designed to solve cryptographic algorithms as quickly as possible and is one of the most crucial components of a mining machine. Compared to its predecessors, including CPUs and GPUs, ASIC chips are able to solve cryptographic algorithms much faster and with greater energy efficiency. Given the importance of ASIC chips in the cryptocurrency value chain, a focus of our subsidiaries’ research and development efforts has been on developing their own ASIC chips, such that our subsidiaries are able to further increase the computing power and power efficiency of their mining machines and advance their competitive position in the industry. Currently, our subsidiaries are in the process of developing their 12 nm ASIC chips, which are expected to become available for trial use by February 2023.

Mining pool.    A mining pool is a platform where miners contribute their computing power to jointly mine cryptocurrencies and share mining rewards. Our subsidiaries are in the process of developing two mining pools specially designed for mining small-cap cryptocurrencies, and our subsidiaries expect to launch these mining pools by September 2023.

We plan to implement the abovementioned strategies and create a value chain in the cryptocurrency industry and the blockchain technology ecosystem, which we believe will contribute to the diversification of our revenue streams and our continued growth and success.

Increasing Research and Development Efforts

The global cryptocurrency industry is characterized by rapid technological development and continual introduction of new models of mining machines equipped with chips of a new generation. As a technology company with substantially all of our revenue generated from cryptocurrency mining, we believe that our future success depends largely on our ability to mine cryptocurrencies at faster pace and with greater computing power, lower energy costs, and lower environmental impact than our competitors. We will continue to invest in research and development through our subsidiaries and accumulate knowledge in the cryptocurrency industry. Specifically, we will expand our subsidiaries’ research and development efforts to design proprietary ASIC chips. For details, see “— Research and Development.”

To empower our subsidiaries’ research and development capabilities, we will expand our subsidiaries’ research and development team and upgrade their facilities for research and development. As of December 31, 2022, our subsidiaries had 25 members in their research and development team. Our subsidiaries will aim to attract talented persons specialized in chip design, algorithm optimization, software development, and mining machine creation, and provide incentives to them for innovation, and continue building a strong research and development team.

Blockchain and Cryptocurrency Mining Overview

Blockchain is the ledger technology that underlies cryptocurrencies. A blockchain is a decentralized, distributed and encrypted digital public ledger that stores information in a secure, verifiable and permanent way. An advantage of blockchain over other database technologies is that it is completely decentralized, meaning that no entity or computer owns and stores the full database, and blockchain guarantees the security of a record of data and generates trust without the need for a trusted third party.

A cryptocurrency is a type of decentralized, encrypted digital asset that acts as a medium of exchange and/or store of value. Cryptocurrencies are not backed by a central bank or governmental entity, have no physical form and are usually not tied to a value index. Instead, cryptocurrencies are created and allocated through a process called “mining” and the persons that create new cryptocurrencies through mining are called “miners.”

Cryptocurrency mining and miners

Cryptocurrency mining is the process of using specialized and high-powered miners to solve advanced cryptographic math computations, verifying the authenticity of such cryptocurrency transactions for the blockchain transaction public ledger. These solved math problems or authenticated transactions are then combined into blocks, with these blocks having specific requirements in terms of size and proof-of-work, and later published to the blockchain. A miner that verifies and solves a new block is awarded a portion of newly generated digital coins, which can then be sold on the market to generate transaction fees and profits for the mining company or retained by the miner for future use.

Mining pools

An individual miner’s daily expected rewards in mining a type of cryptocurrency are proportionate to its contribution to such cryptocurrency’s aggregate hash rate on its network. However, given the nature of how mining process works, the chance of successfully mining blocks is probabilistically determined by the law of large numbers and there is significant variance involved in mining, especially for individual miners. To address this issue, miners have recently explored methods to increase their probability of being awarded coins by pooling their processing resources into a “mining pool.” A mining pool is a platform where miners contribute their computing power to jointly mine cryptocurrencies and share mining rewards in proportion to the amount of hashing power contributed by each participant. By participating in a mining pool, a miner is more likely to receive a smaller, yet steady, stream of mining rewards.

Performance metrics

Network hash rate

Mining hardware conducts complex computations to verify transactions in the blockchain and is measured in “hash rate” or “hashes per second.” “Hash rate” is defined as the speed at which a computer can take any set of information and turn it into letters and numbers of a certain length, known as a “hash.” A “hash” is the computation run by mining hardware in support of the blockchain; therefore, a miner’s “hash rate” refers to the rate at which it is capable of solving such computations. The total hash rate is a measure of the computing power of the network. A participant in a blockchain network’s mining function has a hash rate total of mining hardware deployed by such participant seeking to mine a specific digital asset and, network-wide, there is a total hash rate of all miners seeking to mine each specific type of digital asset. If a mining participant has a higher total hash rate than the blockchain network’s total hash rate, this participant generally sees a higher success rate in digital asset rewards over time as compared to other mining participants with relatively lower total hash rates.

Mining Difficulty

Mining difficulty refers to the level of process power, or hash rate, required for solving and authenticating a complex cryptographic block. Mining difficulty automatically adjusts by increasing or decreasing the computing requirement for verifying a block when there is a corresponding increase or decrease in the total hash rate of a network.

Agreements with Our Affiliated Entities in the PRC

Shenzhen Bgin is a company formed in the PRC on January 9, 2018 and controlled by Mr. Qingfeng Wu, our chief executive officer, who holds 70% of the equity interests in Shenzhen Bgin, and Mr. Qiuhua Li, our chairman of the board of directors, who holds 30% of the equity interests in Shenzhen Bgin. Shenzhen Bgin holds 100% of the equity interests in Zhongshan Bgin, a company formed in the PRC on March 31, 2015.

Services Agreement with Shenzhen Bgin

On January 1, 2023, Bgin HK and Shenzhen Bgin entered into the 2023 Services Agreement, pursuant to which Shenzhen Bgin agreed to provide services to Bgin HK for the period from January 1, 2023 to December 31, 2023, including without limitation providing research and development services, administrative support, and maintenance services. Bgin HK agreed to pay Shenzhen Bgin monthly services fees of HK$613,400.

The 2023 Services Agreement was a renewed agreement with terms identical with the services agreement entered into by and between Bgin HK and Shenzhen on March 31, 2022 and substantially similar to the three services agreement previously entered into on March 1, 2019, January 1, 2020, and January 1, 2021, respectively, but the 2023 Services Agreement no longer included mining farm operation and maintenance services.

Technology Services Agreement with Zhongshan Bgin (Terminated)

On December 9, 2021, Bgin HK and Zhongshan Bgin entered into the 2021 Technology Services Agreement pursuant to which Zhongshan Bgin agreed to provide certain technology services to Bgin HK in consideration for RMB60,000, for the period from December 9, 2021 to December 8, 2022. On March 31, 2022, Bgin HK and Zhongshan Bgin entered into a termination agreement in which the parties agreed to the termination of the 2021 Technology Services Agreement on March 31, 2022.

The 2021 Technology Services Agreement was a renewed agreement with terms substantially similar to two technology services agreements previously entered into by and between Bgin HK and Zhongshan Bgin on January 1, 2020 and September 10, 2021, respectively. On March 8, 2022, Bgin HK and Zhongshan Bgin also entered into another technology services agreement with terms substantially similar to the 2021 Technology Services Agreement, for the period from March 8, 2022 to May 7, 2022.

Agency Agreement with Shenzhen Bgin (Expired)

On March 1, 2019, Bgin HK and Shenzhen Bgin entered into the Agency Agreement, pursuant to which Shenzhen Bgin, on behalf of Bgin HK, purchased raw materials for the manufacturing of mining machines from third-party suppliers in the PRC, and contracted with a third-party manufacturer to manufacture and assemble mining machines. Bgin HK owned title to the raw materials purchased and mining machines manufactured and assembled by Shenzhen Bgin under the Agency Agreement. Shenzhen Bgin paid for the costs and expenses incurred under this Agency Agreement on behalf of Bgin HK, and Bgin HK paid back the amount actually incurred by Shenzhen Bgin on a regular basis. The term of the Agency Agreement was for a period of three years. After the expiration of the Agency Agreement on February 28, 2022, Bgin HK has not entered into any renewal agency agreement with Shenzhen Bgin and does not intend to enter into any agreement with similar terms with Shenzhen Bgin. We intend to purchase raw materials through our subsidiaries in the future.

The abovementioned agreements with Shenzhen Bgin and Zhongshan Bgin were entered into and performed at arm’s length. We intend to keep in place the services agreement between Bgin HK and Shenzhen Bgin and we plan to renew this agreement upon its expiration.

Mining Machines

Since our inception in 2019, our subsidiaries have worked towards the design of energy-efficient and powerful mining machines, which our subsidiaries fully rely on for their day-to-day cryptocurrency mining activities. As the cryptographic algorithms involved for mining different types of cryptocurrencies differ, our subsidiaries have developed machines suitable for mining different types of cryptocurrencies. To date, our subsidiaries have designed eight and put into use six different models of cryptocurrency mining machines.

Set forth below is a summary of the features of each cryptocurrency mining machine our subsidiaries currently manufacture:

Model	Launch Date	Status	Power Consumption (*represents maximum power consumption)	Hash Rate	Cost of Power Consumed/Value of Cryptocurrencies Mined*
M3	October 2019	Discontinued	5,920W	up to 150Ghash	<20%
M5	May 2020	Used in Operation	2,200W	up to 80Ghash	<15%
M6	October 2020	Used in Operation	3,670W	up to 127Ghash	<20%
M7	November 2020	Discontinued	2,230W	up to 80Ghash	<20%
M8	November 2020	Used in Operation	2,320W	up to 110Ghash	<15%
M9	November 2021	Used in Operation	2,230W	up to 59Ghash	<15%
M10	January 2022	Used in Operation	3,460W	up to 128Ghash	<20%
M11	April 2022	Used in Operation	3,040W	up to 105Ghash	<20%

____________

*        Represents the cost of power consumed/value of cryptocurrencies mined measured at the launch of each model of machines.

As of December 31, 2022, our subsidiaries owned 1,038 M5 machines, 507 M6 machines, 227 M8 machines, 505 M9 machines, 581 M10 machines, and 898 M11 machines, and as of the same date, our subsidiaries had deployed 1,033 M5 machines, 483 M6 machines, 217 M8 machines, 487 M9 machines, 575 M10 machines, and 892 M11 machines in their cryptocurrency mining activities. With their mining machines, on a daily basis, our subsidiaries mined cryptocurrencies of an average value of US$12,508, US$58,963, and US$62,436 for the fiscal years ended December 31, 2020 and 2021 and the six months ended June 30, 2022.

Through our subsidiaries, we are currently developing two new models of mining machines, BL1 and BL2, both of which are expected to have greater computing power compared to the current models. BL1 machines will be equipped with our subsidiaries’ proprietary 12nm ASIC chips, which are also currently under development and expected to become available for production and use by February 2023. For details of our research and development efforts, see “— Research and Development.”

Procurement, Production and Assembly

On behalf of our subsidiary, Bgin HK, our affiliated entity Shenzhen Bgin cooperates with a third-party production partner for the manufacturing and assembly of our subsidiaries’ mining machines. The following flowchart illustrates the general production process of mining machines.

Raw materials procurement

For their mining machines, our subsidiaries use FPGA chips sourced from third-party suppliers. The other main components of our subsidiaries’ mining machines include, but are not limited to, PCBs, other electronic components, and structure components. From March 2019 to February 2022, Shenzhen Bgin procured most of these components on our behalf from suppliers in China in accordance with our subsidiaries’ production plans. Shenzhen Bgin then stored raw materials at its warehouses and distributes such raw materials to the third-party production partner based on each order. Since March 2022, we have sourced raw materials exclusively through our subsidiaries and we do not intend to source raw materials through Shenzhen Bgin or any other affiliated entity in the future.

Suppliers

Our subsidiaries value the quality of their mining machines and, as such, our subsidiaries carefully evaluate the suitability of potential suppliers. In particular, our subsidiaries take into account factors including, but not limited to, a potential supplier’s operating history, operational scale, industry reputation, product quality, quality control effectiveness, technological expertise, pricing, reliability, production capacity, and its ability to meet our subsidiaries’ delivery timeline. Our subsidiaries also constantly monitor the raw materials sourced, and conduct reviews and evaluations on a regular basis with respect to each supplier’s performance, based on which our subsidiaries regularly adjust the list of suppliers from whom raw materials are sourced for our subsidiaries’ mining machines. Neither our subsidiaries nor Shenzhen Bgin maintain strategic framework agreement or long-term procurement agreement with any of the suppliers, and our subsidiaries and Shenzhen Bgin purchase raw materials from the suppliers on an order-by-order basis. See “Risk Factors — Risks Related to Our Business and Industry — Our subsidiaries do not maintain long-term contracts with suppliers. If our subsidiaries are unable to source from their current suppliers and unable to find acceptable substitutes at reasonable costs or at all, our production costs may increase and our business and results of operations may be materially and adversely affected.” Despite that, during the fiscal years ended December 31, 2020 and 2021 and the six months ended June 30, 2022, our subsidiaries and Shenzhen Bgin did not experience any significant difficulties in procuring raw materials, and our subsidiaries did not encounter any significant problems with the quality of their raw materials. As of the date of this prospectus, our subsidiaries source raw materials from a total of 24 suppliers.

Production and assembly

Once chips and other components have been procured, production of our subsidiaries’ mining machines entails PCB assembly and general assembly. PCB assembly is the process of creating mounted circuit boards and, through general assembly, the circuit boards are then integrated with other components and parts to produce the final products.

Shenzhen Bgin engages a third-party production partner to assemble our subsidiaries’ products, including PCB assembly and general assembly. The terms and details of the arrangement with third-party production partner are set out in individual written work orders placed by Shenzhen Bgin, and the amount of work for each work order is determined on an as-needed basis. To maintain product quality, our subsidiaries impose stringent quality control standards and measures, in addition to those of the production partner. Such measures include mandatory product testing after PCB assembly and general assembly. See “— Quality Control.”

Quality Control

Our subsidiaries focus on quality control in all aspects of the production of mining machines. Our subsidiaries impose stringent quality control standards and measures to ensure that our subsidiaries’ products can function properly and are able to mine cryptocurrencies with their target computing power.

After the production partner completes the stage of PCB assembly, the production partner conducts quality tests based on our subsidiaries’ protocols to ensure that the quality of PCBs produced meets the standards set by our subsidiaries. Only those PCBs that pass our subsidiaries’ quality standards will be used for general assembly. After the final products are assembled, the production partner conducts both quality tests and sampling accelerated aging tests to assess the final quality and understand the lifespan of those mining machines produced. Once a batch of final products passes both tests, they will be shipped to mining farms or hosting facilities where our subsidiaries’ mining machines are operated and put into use.

Mining Machine Management Software

Our subsidiaries have been dedicated to designing and developing software to manage and optimize the performance of their mining machines and infrastructure in real-time and provide critical controls to our subsidiaries’ mining operations. To date, our subsidiaries have equipped all mining farms and hosting facilities where our subsidiaries’ mining machines are operated with our subsidiaries’ cloud-based mining machine management software. With this proprietary management software, our subsidiaries are able to turn on or off each mining machine and monitor certain crucial data of their machines in real time, including, but are not limited to, the current status, settings, computing power, and the total active time of each machine. We believe that with their proprietary mining machines, our subsidiaries are empowered to make timely and informed decisions for their mining machines and more effectively manage such machines’ energy use by putting mining machines online or offline.

The chart above illustrates the interface of our management software, from which a user may access four different main functions of the software with ease:

•        Monitoring.    Users may monitor the status of each mining machine at any time, including the cryptocurrencies being mined, computing power, temperature, active time, IP address, and other information.

•        Classification.    The classification function of the software allows users to view and manage mining machines by model.

•        Settings.    Users can change settings for each mining machine through the interface, including the mining parameters and the cryptocurrencies being mined.

•        Maintenance.    Users can manage maintenance activities through the interface by locating the malfunctioning machines, analyzing the causes and remedies of malfunction, and if necessary, restarting any particular mining machine.

Mining Farms and Hosting Facilities

A mining farm or hosting facility functions as a storage facility where mining machines mine cryptocurrencies. Our subsidiaries construct and operate mining farms, whereas hosting facilities are owned and operated by third parties, with whom we enter into agreements for the hosting of our subsidiaries’ mining machines. We select sites for mining farms managed by our subsidiaries and for hosting facilities to place and operate our subsidiaries’ mining machines based on criteria including but not limited to:

•        favorable local laws and regulations on cryptocurrency mining activities;

•        low land and electricity costs to reduce mining expense for our subsidiaries’ mining activities;

•        political stability of surrounding area; and

•        local tax policies on income generated from mining activities.

Through our subsidiaries, we currently manage and operate our mining machines at two mining farms in Omaha, Nebraska owned by our subsidiaries, and at two hosting facilities leased from third parties in Omaha, Nebraska and Bruceton Mills, West Virginia, respectively. Currently, our subsidiaries’ mining farms are used to store our subsidiaries’ mining machines for engaging in their proprietary mining activities. Our subsidiaries also equip these mining farms and facilities with supporting staff to trouble shoot basic everyday technical difficulties.

As of October 2022, all of our subsidiaries’ mining machines had been shipped to the U.S. and were successfully installed and located in the two mining farms in Nebraska and two hosting facilities leased from third-parties in the states of Nebraska and West Virginia, respectively. As of December 31, 2022, among all these machines, 3,756, or approximately 98.16% of the total 3,687 mining machines, were under operation.

The following chart sets forth the details of the mining farms and hosting facilities with the location of our subsidiaries’ mining machines as of December 31, 2022:

	Type of Facilities	Location	Total Mining Machines Hosted	Machines Under Operation	Machines Not Under Operation
1	Mining Farm	Omaha, Nebraska	36	36	—
2	Mining Farm	Omaha, Nebraska	1,943	1,897	46
3	Hosting Facility	Omaha, Nebraska	470	470	—
4	Mining Farm (Under Construction)	York, Nebraska	—	—	—
5	Hosting Facility	Bruceton Mills, West Virginia	1,307	1,284	23
		Total:	3,756	3,687	69

As one of the strategies to further grow our business, we plan to build several additional mining farms through our subsidiaries in the coming years. To accommodate their current operational need, our subsidiaries entered into agreements with two unrelated third parties for hosting our subsidiaries’ mining machines at the facilities owned by such third parties in Omaha, Nebraska and Bruceton Mills, West Virginia, respectively. For a detailed discussion, see “— Growth Strategies — Improving and Integrating Our Business Model to Encompass a Value Chain.”

Mining Results

Through our subsidiaries, we started our mining operations in March 2019. In one respect, we measure the success of our operations by the value of the cryptocurrency rewards our subsidiaries earn from their mining activities. As our subsidiaries continue to produce cryptocurrencies through their mining activities, our subsidiaries on a regular basis exchange those cryptocurrencies for fiat currency such as U.S. dollars to generate cash flow to fund our business operations, subject to a combination of market and operational conditions. Since cryptocurrencies are generally susceptible to market changes and risks, our subsidiaries typically exchange the cryptocurrencies mined for Tethers immediately after obtaining them, and then exchange the Tethers held to fiat currency on a regular basis. As of the date of this prospectus, we do not have a policy in place regarding when and how we will exchange our mined cryptocurrencies for Tether and fiat currency and through what exchange. As a general practice, we initiate an exchange once the value of units Tether we hold in cold wallets reach a total value of approximately US$100,000 on cryptocurrency exchanges such as MEXC or TXBIT, at an average fee rate of approximately 0.85%. Currently, we do not maintain agreement with any third-party exchange on which we exchange cryptocurrencies into fiat currency. We take a series of precaution measures to protect our cryptocurrencies, including opening accounts on reputable and reliable exchanges, setting up complex passwords and changing passwords on a frequent basis, adopting two-factor authentication for log-in, avoid using public Wi-Fi for account access, and staying informed of latest cybersecurity threats.

The following table lists the cryptocurrency that our subsidiaries have mined during the fiscal years ended December 31, 2020 and 2021 and the six months ended June 30, 2022:

Type of Cryptocurrency	Fiscal Year Ended December 31, 2020					Fiscal Year Ended December 31, 2021
	Number of units mined	Revenue (in U.S. dollars)	Average Selling Price (in U.S. dollars)	Electricity Costs (in U.S. dollars)	Gross Margin	Number of units mined	Revenue (in U.S. dollars)	Average Selling Price (in U.S. dollars)	Electricity Costs (in U.S. dollars)	Gross Margin
Coin A	100,015,770	$663,893.06	$0.0066	$178,225.87	73%	—	—	—	—	—
Coin E	—	—		—		43,742	$688,321.22	$15.7359	$111,905.11	84%
Coin B	6,511,835	$831,234.07	$0.1299	$316,718.49	63%	—	—		—	—
Coin G	54,586,937	$142,302.04	$0.0026	$27,681.27	81%	708,019,149	$5,073,041.99	$0.0072	$514,681.93	90%
Coin D	19,516,921	$431,912.60	$0.0221	$109,091.64	75%	25,481,282	$1,633,463.05	$0.0641	$166,984.18	90%
Coin C	100,590	$2,496,096.87	$24.81463	$493,692.74	80%	264,806	$14,126,829.67	$53.3478	$1,050,348.79	93%
Type of Cryptocurrency	Six Months Ended June 30, 2022
	Number of units mined	Revenue (in U.S. dollars)	Average Selling Price (in U.S. dollars)	Electricity Costs (in U.S. dollars)	Gross Margin
Coin E	27,775	$306,207.27	$11.0246	$77,313.86	75%
Coin G	244,440,559	$566,933.74	$0.0023	$139,699.76	75%
Coin D	522,505	$17,846.74	$0.0342	$5,346.12	70%
Coin F	5,389,053	$10,409,522.28	$1.9316	$2,250,825.80	78%
Other Coins	1,029,125	$371.06	$0.0004	$111.24	70%

Performance Metrics

The following tables present the number of cryptocurrencies mined by our subsidiaries in the fiscal years ended December 31, 2020 and 2021 and the six months ended June 30, 2022 by type, total number of units in circulation of such cryptocurrencies, representing the number of units created and in existence as of a certain date, our market share, mining difficulty across global network, and our hash rate and hash rate across global network for mining each type of cryptocurrencies.

Coin A

For the month ended	Number of units mined by our subsidiaries	Total number of units in circulation	Our market share	Mining difficulty across global network	Our Hash rate	Hash rate across global network
January 31, 2020	49,859,020	372,000,000	13.40%	2.05PH	28.03TH/s	209.2TH/s
February 28, 2020	48,816,986	348,000,000	14.03%	2.36PH	34.84TH/s	248.29TH/s
March 31, 2020	1,339,764	372,000,000	0.36%	2.06PH	0.86TH/s	240.23TH/s

Coin B

For the month ended	Number of units mined by our subsidiaries	Total number of units in circulation	Our market share	Mining difficulty across global network	Our Hash rate	Hash rate across global network
March 31, 2020	734,329	9,920,000	7.57%	7,599,389.354	4.49TH/s	59.25TH/s
April 30, 2020	1,704,093	9,600,000	19.05%	8,680,884.993	12.89TH/s	67.69TH/s
May 31, 2020	2,535,854	9,920,000	27.30%	4,470,781.609	9.52TH/s	34.86TH/s
June 30, 2020	1,537,559	9,600,000	17.08%	5,787,302.354	7.71TH/s	45.12TH/s

Coin C

For the month ended	Number of units mined by our subsidiaries	Total number of units in circulation	Our market share	Mining difficulty across global network	Our Hash rate	Hash rate across global network
June 30, 2020	19	54,755.410	0.03%	*	*	*
July 31, 2020	19,852	64,418.129	30.82%	*	*	*
August 31, 2020	16,955	54,201.529	31.69%	*	*	*
September 30, 2020	13,226	37,541.503	36.14%	*	*	*
October 31, 2020	11,587	41,996.711	28.12%	*	*	*
November 30, 2020	21,417	47,465.35	46.47%	*	*	*
December 31, 2020	17,534	47,171.411	39.01%	*	*	*
January 31, 2021	18,151	45,126.249	41.75%	*	*	*
February 28, 2021	11,289	32,888.774	35.02%	*	*	*
March 31, 2021	21,020	44,624.95	52.71%	1,180,769,927	10.37TH/s	19.68TH/s
April 30, 2021	26,304	43,238.233	61.97%	3,580,072,530	36.98TH/s	59.67TH/s
May 30, 2021	22,131	44,637.2	50.69%	3,654,845,723	30.88TH/s	60.91TH/s
June 30, 2021	28,075	43,212.857	66.02%	1,007,180,541	11.08TH/s	16.79TH/s
July 31, 2021	33,605	44,645.189	76.21%	*	*	*
August 31, 2021	31,641	44,645.022	72.02%	410,063,028	4.92TH/s	6.83TH/s
September 30, 2021	14,874	43,191.75	34.43%	488,140,209	2.80TH/s	8.14TH/s
October 31, 2021	27,245	44,576.1	61.44%	1,819,635,845	18.63TH/s	30.33TH/s
November 30, 2021	29,376	43,251.45	68.55%	2,075,517,658	23.71TH/s	34.59TH/s
December 31, 2021	1,094	1,522.283	68.42%	2,073,925,069	23.65TH/s	34.57TH/s

____________

*        Represents information unavailable to us due to technical difficulties.

Coin D

For the month ended	Number of units mined by our subsidiaries	Total number of units in circulation	Our market share	Mining difficulty across global network	Our hash rate	Hash rate across global network
June 30, 2020	2,392,283	20,332,898.08	12.46%	9,027,273.6648	1.37TH/s	10.96TH/s
July 31, 2020	2,906,812	20,776,230.24	17.10%	251,951.30856263	7.27TH/s	42.49TH/s
August 31, 2020	1,784,185	20,544,320.15	10.84%	6,965,352.6756709	3.72TH/s	34.34TH/s
September 30, 2020	2,883,359	19,440,318.99	16.25%	197,033.401495203	1.40TH/s	8.59TH/s
October 31, 2020	3,605,794	20,089,026.36	18.36%	5,649,908.79200839	7.42TH/s	40.43TH/s
November 30, 2020	550,026	19,008,832.2	3.03%	10,348,381.6218658	1.10TH/s	36.45TH/s
December 31, 2020	5,394,463	19,642,559.58	28.93%	1,574,018,340.7244	10.26TH/s	35.45TH/s
January 31, 2021	5,092,144	19,423,250.15	26.70%	685,659.546184173	23.42TH/s	87.72TH/s
February 28, 2021	3,060,773	17,347,794.19	18.01%	1,634,175.99029745	16.18TH/s	89.82TH/s
March 31, 2021	3,252,333	18,992,142.28	17.95%	1,618,170.17219354	9.97TH/s	55.53TH/s
April 30, 2021	4,373,428	18,174,397.59	24.90%	1,892,610.18	21.55TH/s	86.54TH/s
May 31, 2021	2,318,726	18,570,603.08	12.76%	722,863.942207431	6.43TH/s	50.42TH/s
June 30, 2021	497	17,632,748.84	0.01%	798,995.746343278	0.004237TH/s	42.37TH/s
July 31, 2021	0	18,077,659.13	0.00%	85,351.7837837838	0.00	30.76TH/s
August 31, 2021	471,023	17,955,792.79	2.67%	6,606,350.12053115	0.92TH/s	34.45TH/s
September 30, 2021	163,117	16,990,873.11	1.10%	10,191,832.1334816	0.67TH/s	60.86TH/s
October 31, 2021	2,105,594	17,557,243.8	12.32%	101,500.726946164	6.11TH/s	49.6TH/s
November 30, 2021	2,222,685	16,801,306.73	13.33%	778,739.739328135	8.40TH/s	63.03TH/s
December 31, 2021	2,420,963	17,167,640.96	14.24%	1,402,948,151.52102	3.59TH/s	25.21TH/s
January 31, 2022	522,505	16,975,984.89	3.11%	885,369.90	0.94TH/s	30.23TH/s

Coin G

For the month ended	Number of units mined by our subsidiaries	Total number of units in circulation	Our market share	Mining difficulty across global network	Our hash rate	Hash rate across global network
November 30, 2020	14,363,324	137,682,288	10.51%	2,759,666	0.31GH/s	2.94GH/s
December 31, 2020	40,223,613	140,855,270.4	28.79%	6,798,902	2.09GH/s	7.25GH/s
January 31, 2021	71,334,765	140,786,971.2	52.09%	7,353,117	4.09GH/s	7.84GH/s
February 28, 2021	74,930,859	126,566,092.8	60.96%	11,837,088	7.70GH/s	12.63GH/s
March 31, 2021	77,327,055	136,588,384.3	58.47%	12,931,323	8.07GH/s	13.79GH/s
April 30, 2021	77,752,101	130,811,544	61.09%	10,395,602	6.77GH/s	11.09GH/s
May 31, 2021	57,671,535	133,921,339.2	44.34%	11,038,830	5.22GH/s	11.77GH/s
June 30, 2021	41,701,808	127,919,260.8	33.27%	5,211,524	1.85GH/s	5.56GH/s
July 31, 2021	73,900,343	131,014,025.3	57.85%	8,482,904	5.23GH/s	9.05GH/s
August 31, 2021	71,920,162	129,646,612.8	56.78%	10,275,714	6.22GH/s	10.96GH/s
September 30, 2021	148	124,006,346.5	0.03%	3,492,387	0.00GH/s	3.73GH/s
October 30, 2021	22,896,667	126,933,872.8	18.41%	5,016,478	0.99GH/s	5.35GH/s
November 30, 2021	61,382,113	121,595,295.1	52.01%	7,159,164	3.97GH/s	7.64GH/s
December 31, 2021	77,201,592	124,348,718.9	64.19%	9,768,227	6.69GH/s	10.42GH/s
January 31, 2022	36,485,031	123,042,437.5	30.87%	9,092,810	2.99GH/s	9.70GH/s
February 28, 2022	14,655,758	110,405,398.3	13.66%	2,862,492	0.42GH/s	3.05GH/s
March 31, 2022	19,493,131	119,951,251.2	20.19%	2,538,233	0.55GH/s	2.71GH/s
April 30, 2022	41,849,867	116,077,536	40.26%	5,440,945	2.34GH/s	5.80GH/s
May 31, 2022	64,040,871	117,475,516.8	58.83%	2,829,294	1.78GH/s	3.02GH/s
June 30, 2022	67,915,901	113,684,256	64.12%	2,670,656	1.83GH/s	2.85GH/s

Coin E

For the month ended	Number of units mined by our subsidiaries	Total number of units in circulation	Our market share	Mining difficulty across global network	Our hash rate	Hash rate across global network
October 31, 2021	2,906	73,606.4	3.95%	2,313,786,902	3.38MH/s	85.70MH/s
November 30, 2021	11,822	70,521.6	16.76%	3,333,577,749	20.69MH/s	123.47MH/s
December 31, 2021	29,014	72,128.31	40.46%	3,565,867,077	53.44MH/s	132.07MH/s
January 31, 2022	14,724	71,394.24	20.83%	4,751,081,691	36.65MH/s	175.97MH/s
February 28, 2022	724	64,325.63	1.12%	2,406,321,568	1.00MH/s	89.12MH/s
March 31, 2022	12,327	49,689.28	24.93%	3,670,831,877	33.89MH/s	135.96MH/s

Coin F

For the month ended	Number of units mined by our subsidiaries	Total number of units in circulation	Our market share	Mining difficulty across global network	Our hash rate	Hash rate across global network
Jan 31, 2022	451,200	5,344,400	8.44%	29.38	55.22TH/s	654.02TH/s
Feb 28, 2022	1,072,962	6,263,700	17.18%	37.08	141.77TH/s	825.43TH/s
Mar 31, 2022	921,349	7,618,900	12.16%	45.13	122.14TH/s	1004.63TH/s
April 30, 2022	1,085,455	7,498,500	14.76%	44.9	147.50TH/s	999.51TH/s
May 31, 2022	1,192,840	7,632,700	15.95%	44.12	156.61TH/s	982.15TH/s
June 30, 2022	665,247	3,958,200	17.12%	49.05	186.89TH/s	1091.90TH/s

We intend to start mining certain other types of cryptocurrencies in the future, including LTC, DOGE, and RXD. We adjust our mining strategy primarily based on the overall rate of return. The rate of return for mining a particular type of cryptocurrency typically depends upon a few crucial factors, including its trading price, mining difficulty, and the hash rate it takes to mine a unit of such cryptocurrency. An increase in a cryptocurrency’s trading price attracts more miners, and leads to an increase in mining difficulty of such cryptocurrency. As cryptocurrency market is volatile in nature, we monitor the trading prices of small-cap cryptocurrencies on a constant basis, and adjust the mining ratios of different types of cryptocurrencies on a daily basis to maximize the overall rate of return.

As of December 31, 2020 and 2021, June 30, 2022, and December 31, 2022, we had 1,281, 2,168, 522, and 3,756 mining machines under operation, respectively, and 0, 75, 3,012, and 69 mining machines not under operation, respectively.

Technology

Chip Configuration Technology

Our subsidiaries adopt Double Data Rate 3 (DDR3) program for the chips equipped by their mining machines, a type of chip configuration technology that allows our subsidiaries to significantly reduce the time spent on chip configuration in cryptocurrency mining when implementing a change in algorithm or the type of cryptocurrency to be mined for a mining machine, thereby enhancing the overall computing power of our subsidiaries’ mining machines.

High-efficiency Cooling System

Our subsidiaries equip their mining machines with a high-efficiency cooling system using materials with high thermal conductivities and heavy-duty cooling fans, which protects our subsidiaries’ machines from high temperatures, dust and vibration, all of which can result in damages to these mining machines over time. With our subsidiaries’ high-efficiency cooling system, our subsidiaries are allowed to optimize the computing power of their mining machines and mine cryptocurrencies with higher productivity and efficiency.

Multi-chip Coordination Technology

Our subsidiaries’ mining machines are equipped with their multi-chip coordination technology, which automatically connects the chips in a module in series or parallel in such combination that the resulting multi-chip module will enable the mining machine to operate with greater energy efficiency and higher computing power.

Research and Development

Research and development is key to our continued innovation and business growth, and we have invested significant resources in the research and development of cryptocurrency mining hardware.

We also place a strong emphasis on building our subsidiaries’ research and development team. As of December 31, 2022, our subsidiaries had 25 full-time PRC individuals in their research and development team. Many members of our subsidiaries’ research and development team have prior work experience in the blockchain and cryptocurrency industry. For example, Mr. Qi Shao, our chief technology officer, had ten years of experience in the research and development of electronics before he joined us as the chief technology officer of Bgin HK since its founding.

Currently, our subsidiaries’ research and development team devotes most of their efforts in developing a new model of mining machines with 12nm ASIC chips and two mining pools, both dedicated to the mining of small-cap cryptocurrencies. We expect to launch the new model of mining machines by February 2023 and the two mining pools by September 2023.

12nm ASIC Chips

An ASIC chip is a microchip designed to solve cryptographic algorithms as quickly as possible and is one of the most crucial components of a mining machine. Compared to its predecessors, ASIC chips are able to solve cryptographic algorithms much faster and with greater energy efficiency. Given the importance of ASIC chips in the cryptocurrency value chain, one focus of our subsidiaries’ research and development efforts has been on developing their own ASIC chips, and our subsidiaries expect to gradually switch from FGPA chips to ASIC chips to further increase the computing power and power efficiency of their mining machines and advance their competitive position in the industry. We expect a mining machine equipped with 12nm ASIC chips to possess computing power of approximately 270 times of that of a mining machine equipped with FGPA chips, without increasing power consumption. As such, we expect the rewards generated from mining machines equipped with AISC chips to be approximately 270 times the original rewards generated from mining machines equipped with FGPA chips.

Mining Pools

Once the proposed mining pools are put into operations, we plan to attract participants through social media platforms such as Discord and Twitter, and encourage miners to participate by connecting a portion of our subsidiaries’ mining machines to the mining pools. We plan to set pool fees lower than the industry average of approximately 3% to 5%. We do not intend to set any minimum payout thresholds for the mining pools. Through websites, mobile apps and other types of management software, pool participants may monitor their mining status at any time, from anywhere. In order to protect the mining pools from disruption, we plan to implement security measures including (i) utilizing Distributed Denial of Service (“DDoS”) protection services to detect and mitigate DDoS attacks, filter website traffic and prevent non-legitimate access or requests, (ii) setting up black and whitelists for crypto wallet addresses, (iii) conducting penetration testing on a regular basis, (iv) employing two-factor authentication for log-ins, (v) synchronizing mining pool data on multiple servers, and (vi) encrypting data with private key. The mining pools target to achieve a combined hash rate of 150PH/s and 120 TH/s, respectively. The mined cryptocurrencies from a mining pool will be automatically stored in a designated hot wallet, and distributed to each participant based on the percentage of computing power it contributes to the mining pool on a pre-determined schedule, typically on a daily basis. After cryptocurrencies are mined and before they are distributed to pool participants, we have temporary possession of such cryptocurrencies. In the event that we suffer from cyberattacks and mined cryptocurrencies are lost, we and pool participants may lose mined cryptocurrencies. See “Risk Factors — Risks Related to Our Business and Industry — We are in the process of developing two mining pools. Any cyber-attacks against the mining pools may result in materially negative impact on our business, financial position, and results of operations.”

Marketing and Branding

We have not engaged in any substantial marketing or branding activities since our inception. For the fiscal years ended December 31, 2020 and 2021 and the six months ended June 30, 2022, 100% of our total revenues were from cryptocurrency mining. As such, we do not have any immediate plan to devote significant resources to marketing and branding.

Methods of Power Generation and Environmental Initiatives

Historically, our subsidiaries have used fossil energy, hydropower, and renewable energy in their business activities. In 2021, 49% of Nebraska’s in-state electricity net generation was from coal, and the remaining 51% was from renewal energy. We do not avail ourselves to any renewable energy credits or tax credits.

For the fiscal years ended December 31, 2020 and 2021 and the six months ended June 30, 2022, the total electricity fees we paid in connection with cryptocurrency mining operations were $1.13 million, $1.84 million, and $2.47 million, respectively, and the costs per kilowatt hour for the respective period was RMB0.4 per kWh (approximately $0.067 per kWh), RMB0.51 per kWh (approximately $0.08 per kWh), and RMB0.71 per kWh (approximately $0.11 per kWh). The average costs per cryptocurrency mined during the fiscal years ended December 31, 2020 and 2021 and the six months ended June 30, 2022 were $0.0063, and $0.0030, and $0.0098, respectively.

We are aware of the amount of energy our subsidiaries use in their business activities and we intend to expand our energy-saving efforts in the future. Specifically, our subsidiaries are in the process of developing their proprietary 12nm chip for ASIC miners, which are able to provide greater energy efficiency compared to the traditional miners with 28nm chips. Furthermore, accessibility and availability of renewable energy has always been and will continue to be a significant factor in our evaluation process for selecting the sites of our subsidiaries’ mining farms. Additionally, our subsidiaries intend to adopt energy-efficient miner cooling methods, such as water cooling and immersion cooling, at our subsidiaries’ mining farms. We believe that growing with sustainability is important for our success in the long run.

Properties and Facilities

Through Bgin Chip, we lease the properties for our principal executive offices, which are located in Hong Kong, with an aggregate floor area of approximately 80 square feet. We believe that the properties we currently lease for our executive offices are adequate to meet our needs for the foreseeable future.

Through our subsidiaries, we own the property for one of our mining farms located in Omaha, Nebraska, with an aggregate floor area of approximately 5,000 square feet and hosting 36 mining machines under operation as of December 31, 2022, which we acquired on December 14, 2021, and we have leased the property for another mining farm in Omaha, Nebraska since April 14, 2022, with an aggregate floor area of approximately one acre, which hosted 1,897 mining machines under operation as of December 31, 2022. We also own a parcel of land in York, Nebraska, which we acquired on April 8, 2022, for another mining farm under construction, with an aggregate floor area of approximately 16 to 17 acres.

Additionally, through Bgin HK, we entered into agreements with two unrelated third parties for hosting our mining machines at the facilities owned by such third parties in Omaha, Nebraska and Bruceton Mills, West Virginia, respectively. Under the hosting agreement entered into for the hosting facility in Omaha, Nebraska, we are authorized by the facility owner to occupy and operate mining machines at its premises, in consideration for a variable monthly charge calculated based on the amount of electricity used in our subsidiaries’ mining activities on such premises. The agreement was entered into on August 1, 2022 and continues on a month-to-month basis until terminated by either party. In the event of a breach by either party, the other party may terminate the agreement after ten (10) days of providing written notice specifying the breach, and such breach was not cured within the ten (10)-day period. The third-party provider for the facility in Nebraska does not maintain any insurance for interruption of service or damage to miners. Under the electronic data processing services agreement entered into for the hosting facility in Bruceton Mills, West Virginia, we are authorized by the facility owner to occupy and operate mining machines from October 3, 2022 to April 2, 2023, in consideration for a monthly charge calculated based on the amount of electricity used. In the event of (i) a breach by either party, which breach is not cured within a five (5)-day period from the receipt of written notice from the other party, or (ii) upon occurrence of certain conditions as specified in the agreement such as bankruptcy or dissolution of either party, the other party may determine the agreement by providing a written notice to the other party. The third-party provider for the facility in West Virginia does not maintain any insurance for interruption of services or damages to miners.

We are authorized by Shanghai HuiShi Information Technology Co., Ltd., a related party controlled by Mr. Qiuhua Li, our chairman of the board of directors, to occupy an office space with an aggregate floor area of approximately 215 square feet, located in Shanghai, the PRC, free of charge and until January 31, 2027.

We intend to enter into leases or purchase properties through our subsidiaries to start additional mining farms in the U.S. and/or Canada, and we believe that suitable additional space will be available in the future on commercially reasonable terms to accommodate our current expansion plans.

Intellectual Property

Through our subsidiaries, we have developed proprietary technologies for mining operations. We do not currently own any intellectual properties in connection with our existing technologies. However, we may in the future rely upon patents, trade secrets, trademarks, service marks, trade names, copyrights or other intellectual property rights. In addition, we expect to continue developing our technologies through our subsidiaries to enhance our operational efficiency.

Competition

In cryptocurrency mining, all types of companies, groups, and individuals can generate cryptocurrency units through solving blocks. Miners can range from individual enthusiasts to professional mining operations with dedicated data centers. Through our subsidiaries, we compete with other companies that focus all or a portion of their activities on mining activities at scale and face significant competition in every aspect of our business, including the ability to research and develop new mining machines with stronger performance capabilities, raise additional capital for our growth, operate with the low electricity costs, and other factors.

We believe that, through our subsidiaries, we are well-positioned in the industry based on our subsidiaries’ strong in-house research and development capabilities. However, some of our competitors may have more resources than we do, and may be able to devote greater resources than we can to expand their business.

For additional details regarding the competitive landscape of industries in which we operate through our subsidiaries, see “Industry.”

Employees and PRC Individuals

We and our subsidiaries had a total of 35, 22, and 13 employees and PRC individuals whom we maintain services agreements with as of December 31, 2022, 2021 and 2020, respectively. The following table sets forth the number of our employees and PRC individuals whom we maintain services agreements with by function as of December 31, 2022:

Function	Number
Management	6
Research and Development	25
Administration and Human Resources	4
Total	35

Among all of our employees and PRC individuals whom we maintain services agreements with as of the date of this prospectus, 33, or all of the PRC individuals, are located in Mainland China and two, or all of our employees, are located in the U.S. Our officers, including Mr. Qingfeng Wu, Mr. Zhao Xiang, Mr. Pengju Wang, and Mr. Qi Shao, are all located in the PRC. Our subsidiary, Bgin HK, has entered into employment agreements with our employees based outside of Mainland China, and service agreements with PRC individuals located in Mainland China, including all of our officers. Bgin HK pays compensation to the PRC individuals in Renminbi. The relationship between us and the PRC individuals does not constitute a labor relationship under the PRC Labor Law but rather a civil legal relationship of the provision and receipt of services under the PRC laws. Under the PRC Labor Law and other related regulations, this arrangement might result in our employees being regarded as services providers to us, rather than our employees. As a result of this treatment, services providers under the PRC Labor Law are unable to enjoy the protection under the PRC Labor Law and other related regulations, and we may be subject to labor arbitration or litigation filed by such service providers or required to adjust such form of services in the future. See “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China — Through Bgin HK, our Hong Kong subsidiary, we have entered into service agreements with PRC individuals who are based in Mainland China and provide services for us. Such service relationship does not constitute a labor relationship under the PRC laws and the service providers are unable to enjoy the protection under the PRC Labor Law and other related regulations, as a result of which we may be subject to labor arbitration or litigation filed by such service providers or required to adjust such form of services in the future.” PRC individuals mainly provide chip and algorithm research and development and daily operation and management services for us. As of the date of this prospectus, two individuals are working on the development of our new ASIC chip, and this research and development will continue to be located in the PRC. In the opinion of Commerce & Finance Law Offices, our PRC legal counsel, as of the date of this prospectus, there are no explicit regulations under the PRC laws that apply to, restrict or prohibit the provision of the aforementioned services, including the research and development of ASIC chips, by PRC individuals to a Hong Kong company such as Bgin HK. Therefore, we believe that neither having officers located in the PRC nor research and development activities conducted by PRC individuals will expose the Company to liability with regard to the operation of a cryptocurrency mining company which conducts mining outside of the PRC.

As of the date of this prospectus, all of our subsidiaries’ mining machines are located in the mining farms and facilities in the United States. In connection with this strategic move, we plan to (i) recruit local employees and build a U.S.-based team focusing on the operations and research and development, and (ii) apply for and obtain employment visas in Hong Kong for all of our officers. We will then terminate the services agreements with the PRC individuals once (i) our officers are working from Hong Kong with visas in compliance with Hong Kong laws, and (ii) we determine that our U.S.-based team is able to adequately support the Company’s research and development and operations functions.

We believe that our success and continued growth depend on our ability to attract, retain, and motivate qualified employees and/or PRC individuals. Through our subsidiaries, we offer our employees and PRC individuals competitive salaries, comprehensive training, and other fringe benefits and incentives. We believe that through our subsidiaries, we maintain a good working relationship with our employees and PRC individuals, and we have not experienced any material labor disputes or work stoppages. None of our employees or PRC individuals are represented by labor unions, and no collective bargaining agreement has been put in place.

Through our subsidiaries, we enter into standard employment agreements with our employees.

Seasonality

Our subsidiaries’ business operations are not subject to seasonality.

Insurance

We and our subsidiaries do not currently maintain any commercial insurance. As such, we are susceptible to losses including property damage, accidents, or liabilities. In the event that such damages are substantial, we may experience materially negative impact on our business operations, financial condition, and results of operations. See “Risk Factors — Risks Relating to Our Business and Industry — Our subsidiaries’ mining operations, including the mining farms in which our subsidiaries’ mining machines are operated or that is currently under construction, may experience damages, and any resulting damages are not covered by insurance.”

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. We are not, and none of our subsidiaries is, a party to any litigation, arbitration or administrative proceedings that we believe would, individually or taken as a whole, have a material adverse effect on our business, financial condition or results of operations, and, insofar as we are aware, no such litigation, arbitration or administrative proceedings are pending, threatened, or contemplated. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention.

REGULATION

This section sets forth a summary of applicable laws, rules, regulations, government and industry policies and requirements that have a significant impact on our operations and business. This summary does not purport to be a complete description of all laws and regulations, which apply to our business and operations. Investors should note that the following summary is based on relevant laws and regulations in force as of the date of this prospectus, which may be subject to change.

OVERVIEW OF HONG KONG LAWS AND REGULATIONS

Regulations Related to our Business Operation in Hong Kong

Treatment of cryptocurrency

Generally, Hong Kong law does not recognize cryptocurrency as currency, money or legal tender. Cryptocurrency is considered as a virtual asset (“VA”). A virtual asset is defined as a cryptographically secured digital representation of value that is expressed as a unit of account or a store of economic value, used or intended to be used as a medium of exchange accepted by the public for payment for goods or services, discharge of debt or investment.

Currently, there is no Hong Kong law, regulation or restriction specifically directed at VA. However, the Hong Kong government has proposed an amendment to the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (“AMLO”) which will require licensing of operators of VA exchanges or trading platforms. The stated purpose of the proposed amendment is for combating money laundering and terrorist financing to fulfill Hong Kong’s obligations under the Financial Action Task Force. It is expected that the amendment will be passed by the Hong Kong Legislative Council and will be enacted in January 2023 and licensing required in March 2023. Since neither the Company nor its subsidiaries operates a VA exchange in or from Hong Kong, neither the Company nor its subsidiaries will be subject to such licensing requirements under the proposed amendment of the AMLO.

The Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (“Basic Law”) serves as its “mini” constitution. The Basic Law grants a high degree of autonomy to Hong Kong following the return of sovereignty to the People’s Republic of China (“PRC”) in 1997 (Article 2, Basic Law) and assures that Hong Kong would continue its capitalist system and way of life until 2047 (Article 5, Basic Law).

This includes safeguarding the free movement of goods, intangible assets (such as VAs) and capital (Article 115, Basic Law) and the provision of an economic and legal environment for encouraging investments, technological progress and the development of new industries (Article 118, Basic Law).

As a free port and in view of the assurances provided by the Basic Law, it is, in the opinion of our HK counsel, highly unlikely that Hong Kong will ban the ownership, use and transfer of VA.

Regulation of activities relating to cryptocurrency

Although neither the Company nor its subsidiaries will be subject to licensing requirements under the proposed amendment of the AMLO, it is noted that future amendments of the AMLO may capture operating a mining farm as providing a VA service business which will be subject to licensing requirements. Even if that is the case, the amended AMLO applies to VA services provided in Hong Kong or if such services are actively marketed to the public in Hong Kong. Since neither the Company nor its subsidiaries is operating mining farms located in Hong Kong and neither the Company nor its subsidiaries actively markets its mining farm services to the Hong Kong public, it is the opinion of our HK counsel that the Company and its subsidiaries will not be subject to licensing requirements even if operating a mining farm is included in the definition of providing a VA service business under future amendments of the AMLO as currently contemplated.

Limited scope of authority of the Securities and Futures Commission

The Securities and Futures Commission (“SFC”) is Hong Kong’s securities regulator. Its authority is derived from the Securities and Futures Ordinance (“SFO”). As such, its direct authority extends only to securities as defined in the SFO. However, in November 2019, the SFC launched an opt-in regime for licensing platforms offering trading of securities-type VA. This is a voluntary program where a platform must offer trading of at least one ‘securities’ VA to participate. Participants fulfilling the requirements under the regime may be granted a license to operate their VA platform. As the SFC is a securities regulator, its jurisdiction extends to VA platforms trading ‘securities’ VA. Platforms not trading VA are outside the SFC’s authority and are not currently regulated. Since the Company, including its subsidiaries, does not provide VA platform services, it is the opinion of our Hong Kong legal counsel, Nixon Peabody CWL, that it is not covered by the opt-in regime even if licensing of VA platform services become mandatory in the future.

Mining pool as collective investment scheme

The SFC regulates the offering and promotion of collective investment schemes (“CIS”). A CIS is defined as (i) an arrangement of property; (ii) where participants do not have day-to-day control over the management of the property even if they have the right to be consulted or to give directions about the management of the property; (iii) the property is managed as a whole by or on behalf of the person operating the arrangements, and/or the contributions of the participants and the profits or income from which payments are made to them are pooled and (iv) the purpose of the arrangement is for participants to participate in or receive profits, income or other returns from the acquisition or management of the property (Schedule 1, Part 1, Section 1, SFO). Unauthorized offering or promotion of a CIS is a criminal offence (Section 104, SFO).

It is arguable that a mining pool meets the four elements of a CIS. Even assuming that a mining pool is deemed a CIS, it is only an offence under the SFO if participation in the mining pool is offered and promoted in Hong Kong or to the Hong Kong public without authorization of the SFC. Neither the Company nor its subsidiaries offers or promotes participation in the mining pool to the Hong Kong public. Participation in the mining pool is only for persons outside Hong Kong so there is no promoting or marketing in Hong Kong or for the Hong Kong public. Thus, it is the opinion of our Hong Kong legal counsel, Nixon Peabody CWL, that even if a mining pool is considered a CIS, without such Hong Kong directed promotion or marketing, there is no offense under the SFO.

Business registration requirement

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) (the “BRO”), requires that every person, other than those specifically exempted, carrying on business in Hong Kong must register his or her business with the Business Registration Office of the Inland Revenue Department. In general, an application for business registration must be made within one month of the commencement of business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be.

Under the BRO, the valid business or the branch registration certificate must be displayed in a conspicuous place at the address where the business or branch is carried on and should be produced for official inspection on demand. In cases where the registration certificate is issued in the form of an electronic record, a printed copy of the registration certificate shall be displayed. As of the date of this prospectus, the Company believes that it has satisfied the requirements under the BRO.

Regulations related to employment and labor protection

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (the “EO”), is the ordinance enacted for governing conditions of employment in Hong Kong, which amongst other things, governs the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies.

The EO provides the fundamental protection to employees including but not limited to, payment of wages, restrictions on wages deductions and provision of statutory holidays to all employees in Hong Kong, no matters the hours of work done by an employee. In addition, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a female pregnant employee and paternity leave for a male employee for each confinement of his spouse or partner; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; and paid annual leave of up to 14 days depending on the period of employment.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (the “ECO”), lays down the rights and obligations of employers and employees in respect of injuries or death caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases under the ECO. The ECO applied to all full-time or part-time employees who are employed under contracts of service or apprenticeship.

As stipulated under section 40 of the ECO, no employer shall employ any employee in any employment unless there is in force a policy of insurance issued by an insurer to cover his or her liabilities under the laws (including the common law) for injuries at work in respect of all his or her employees, irrespective of the length of employment contract or working hours, full-time or part-time employment. Under the ECO, the insured amount shall be not less than HK$100,000,000 per event if a company has no more than 200 employees or not less than HK$200,000,000 per event if a company has more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. An employer who has taken out an insurance policy under the ECO is required to display a notice in both English and Chinese of the insurance in a conspicuous place on each of its premises where any employee is employed.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

The Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (the “MPFSO”), is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes (the “MPF Scheme”). The MPFSO requires every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income as mandatory contributions for and in respect of the employee to the MPF Scheme. For employee whose income is less than prescribed amount is not required to contribute, while his or her employer is still required to make mandatory contributions for him or her.

Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. As of the date of this prospectus, the Company confirmed that it has made all contributions under the MPFSO.

Regulations related to Hong Kong taxation

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) (the “IRO”), where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

Tax on dividends

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by the Company.

Profits tax

Under the IRO, profits tax for a corporation is applicable where the trading gains by persons carrying on a trade, profession or business in Hong Kong, and such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax. The profits tax is chargeable at the rates of 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000 on corporations from the year of assessment commencing on or after April 1, 2018.

Exchange control and remittance

There are no foreign exchange controls in force in Hong Kong, and the Hong Kong dollar is freely convertible into other currencies.

Since October 17, 1983, the Hong Kong dollar has been linked to the U.S. dollar. The link is maintained through the mechanism of certificates of indebtedness which are used by the three Hong Kong banknote-issuing banks as cover for banknote issues. The certificates are issued and redeemed by the Hong Kong Exchange Fund only against payment in U.S. dollars at a fixed exchange rate of HK$7.80 to US$1.00. The free market exchange rate of the Hong Kong dollar against the U.S. dollar for the nonbank public is determined by supply and demand, but has not deviated significantly from the fixed exchange rate.

On September 5, 1998, the Hong Kong government announced seven technical measures to improve the way the linked exchange rate is managed. These measures came into effect on September 2, 1998. These measures are intended to strengthen the currency board arrangement and to stabilize unusual local interest rate movements. The measures include the provision by the Hong Kong Monetary Authority of a convertibility undertaking to all licensed banks in Hong Kong to convert Hong Kong dollars in their clearing accounts into U.S. dollars at a fixed rate of HK$7.75 to US$1.00.

There is no restriction on the remittance of money in Hong Kong, but to meet the standards laid down by the Financial Action Task Force on money laundering, the Hong Kong government has amended the relevant provisions of the Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong) to lower the threshold for customer identity verification and record keeping in remittance and money exchange transactions from HK$20,000 to HK$8,000. The requirements have taken effect since January 26, 2007. Without verifying the identity and recording the information of the person requesting the remittance, the remittance agent or money changer is prohibited by law from carrying out remittance or money exchange transactions of or above HK$8,000 or its equivalent.

OVERVIEW OF PRC LAWS AND REGULATIONS

Regulations Related to Cryptocurrency Mining in Mainland China

In recent years, the PRC government has been actively advancing a crackdown on cryptocurrency mining and trading in the PRC. On September 3, 2021, the NDRC and ten other authorities jointly issued a Notice on Regulating Virtual Currency “Mining” Activities, or Circular No.1283, to restrict virtual currency mining activities in the PRC, the definition of which covers cryptocurrency mining activities. Circular No.1283 imposes an outright ban on greenfield cryptocurrency mining projects, by including cryptocurrency mining as an “eliminated industry” in the Catalogue for Guiding Industry Restructuring, or the Catalogue. Once the projects fall into the eliminated category, the investment in these projects will be prohibited and they shall be eliminated within a specified time limit and the production technique, equipment and products to be eliminated by explicit orders of the state must not be imported, transferred, produced, sold, used or adopted in accordance with the Interim Provisions on Promoting Industry Restructuring promulgated by the State Council on December 2, 2005. The revised Catalogue came into effect on December 30, 2021, and before the effective date, cryptocurrency mining would be deemed as an eliminated industry and subject to relevant provisions. Circular No. 1283 also calls for existing cryptocurrency mining projects to be phased out at a quicker pace. Required actions include stopping and penalizing illicit power supply, differential electricity tariffs, withdrawing access to the power market, termination of financial and fiscal support and financial services for these projects, and phase-out within the time limits according to the Catalogue.

On September 15, 2021, the PBOC, with nine other authorities, jointly promulgated the Circular on Further Preventing and Handling the Risks Concerning Speculation in Virtual Currency Trading, or the Circular No. 237. According to the Circular No. 237, all cryptocurrency-related business activities, including: (i) exchange services between fiat currencies and cryptocurrencies or between different types of cryptocurrencies, (ii) trading cryptocurrencies as central counterparty, (iii) provision of intermediary services or pricing services for cryptocurrency transactions, (iv) issuance of tokens for financing, and (v) cryptocurrency related derivatives trading, are deemed as “illegal financial activities” that could involve illegal offerings of token notes, unauthorized public offerings of securities, illegal operation of futures business or illegal fundraising and are strictly prohibited and resolutely banned. It also provides that any cryptocurrency exchange offering services to Chinese residents from outside mainland China through the internet will also be regarded as conducting “illegal financial activities”.

Regulations Related to Cybersecurity and Data Security

On December 28, 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange.

On November 14, 2021, the CAC released the Administrative Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations may apply to the use of networks to carry out data processing activities and the supervision and administration of network data security in the PRC and apply to activities outside the PRC to process data of any PRC individuals and organizations under any of the following circumstances: (i) for the purpose of providing products or services to the PRC; (ii) analyze and evaluate the behavior of PRC domestic individuals and organizations; (iii) involving domestic important data processing; (iv) other circumstances stipulated by laws and administrative regulations. The Draft Regulations further stipulate that if a data processor that processes the personal information of more than one million users intends to be listed in a foreign country or conducts any data processing activity that affects or may affect national security, it shall declare the cybersecurity review. However, there have been no clarifications from the relevant authorities as of the date of this prospectus as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations provides that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of a given year to the municipal cybersecurity department by the end of January in the following year.

On July 7, 2022, the CAC issued Measures on Security Assessment of Cross-Border Data Transfer, or the Security Assessment Measures, which sets out a security assessment framework for cross-border data transfers out of mainland China as well as ground rules for a security assessment filing for cross-border data transfers which was stipulated in the Cybersecurity Law and the Personal Information Protection Law. A security assessment will be triggered if a cross-border data transfer out of mainland China falls into any of the following scenarios: (i) outbound transfer of important data by data processors; (ii) outbound transfer of personal information by critical information infrastructure operators and data processors that process personal information of more than one million individuals;(iii) outbound transfer of personal information by data processors that have transferred either personal information of over 100,000 individuals or sensitive personal information of over 10,000 individuals abroad since January 1 of the preceding year; and (iv) other situations as determined by the CAC. According to statements by the CAC, a cross-border data transfer includes (i) an outbound transfer and overseas storage of data collected and generated during a data processor’s operation in mainland China; and (ii) a remote access or use of data collected and generated by a data processor stored within mainland China by overseas institutions, organizations, and individuals. “important data” defined under Security Assessment Measures as any data, the tampering, damage, leakage, or illegal acquisition or use of which, if it happens, may endanger national security, the operation of the economy, social stability, public health and security, etc.

The Company, through its subsidiaries, has created the Mining Machine Management Software, proprietary cloud-based mining machine management software that allows for monitoring certain crucial data of each mining machine in real time and the ability to turn on and off each machine remotely. This software is used in all of the mining farms operated by the Company and its subsidiaries.

The CAC recently issued the Measures on Security Assessment of Cross-Border Data Transfer and an interpretation guideline which may require a security assessment of data as stipulated in the Cybersecurity Law before it may be transferred out of the mainland. Security assessment is required if the data to be transferred is considered ‘important data’, which is broadly defined. An important function of the Mining Machine Management Software provides for remote access and monitoring of each mining machine and the ability to turn on and off each machine remotely. Access of such machines from outside mainland China, including access from Hong Kong through cloud-based servers requires cross-border transfer of such data from the mainland-based mining machines. If such data is considered “important data,” compliance with security assessment may be required under the Cybersecurity Law and Data Security Law. These laws have extra-territorial effects which may reach the Company or its subsidiaries if they have access to data collected or generated in China that may be accessed remotely. Assessment by the CAC may be required if it determines that data accessible through the Mining Machine Management Software is considered “important data” by the CAC.

On September 14, 2022, the CAC published the Decision of Amending Cybersecurity Law (Draft for Comments), or the Draft Amendment to Cybersecurity Law, which, among other things, aggravated legal liabilities for violations of cybersecurity obligations and critical information infrastructure operators’ obligations. The Draft Amendment to Cybersecurity Law was released for public comment only, and its respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

Regulations Related to Offering of Securities outside of the PRC

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities to crack down on illegal activities and promote the high-quality development of the securities market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments. The Draft Provisions and the Draft Administration Measures stipulate that PRC domestic companies that seek to offer and list securities in overseas markets shall fulfill the filing procedure with the securities regulatory agency under the State Council and report relevant information.

In addition, the CSRC published the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (Draft for Comments) on April 2, 2022. The CSRC stipulates domestic enterprises, securities companies and securities service institutions shall enhance the legal awareness of guarding state secrets and strengthening archives management, establish and improve the confidentiality and archives work system, take necessary measures to implement the responsibilities of confidentiality and archives management during the activities of overseas issuance and listing of securities by domestic enterprises. Given that the draft provisions were released for public comments only, and their operative provisions and the anticipated adoption or effective date may be subject to change with substantial uncertainty.

OVERVIEW OF U.S. LAWS AND REGULATIONS

Government regulation of blockchain and cryptocurrency is being actively considered by the United States federal government via a number of agencies and regulatory bodies. State government regulations also may apply to our subsidiaries’ operating activities and other activities in which our subsidiaries participate or may participate in the future. Other regulatory bodies are governmental or semi-governmental and have shown an interest in regulating or investigating companies engaged in the blockchain or cryptocurrency business.

Businesses that are engaged in the transmission and custody of cryptocurrencies, including brokers and custodians, can be subject to U.S. Treasury Department regulations as money services businesses as well as state money transmitter licensing requirements. Cryptocurrencies are subject to anti-fraud regulations under federal and state commodity laws, and cryptocurrency derivative instruments are substantively regulated by the Commodity Futures Trading Commission. Certain jurisdictions, including, among others, New York and a number of countries outside the United States, have developed regulatory requirements specifically for cryptocurrency and companies that transact in them.

Regulations may substantially change in the future and it is presently not possible to know how regulations will apply to our businesses, or when they will be effective. As the regulatory and legal environment evolves, we may become subject to new laws, further regulation by the SEC and other agencies, which may affect our mining and other activities. For instance, various bills have also been proposed in Congress related to our business, which may be adopted and have an impact on us.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Mr. Qiuhua Li	39	Chairman of the Board of Directors and Director
Mr. Qingfeng Wu	39	Chief Executive Officer and Director
Mr. Zhao Xiang	35	Co-Chief Financial Officer
Mr. Pengju Wang	32	Co-Chief Financial Officer
Mr. Qi Shao	34	Chief Technology Officer
Mr. Boquan He	62	Independent Director
		Independent Director Nominee*
		Independent Director Nominee*

____________

*        We plan to appoint two additional independent directors, whose appointment shall become effective upon the effectiveness of the registration statement of which this prospectus forms a part.

Mr. Qiuhua Li has served as our director and the chairman of our board of directors since April 2022. Mr. Li co-founded Bgin HK in March 2019 and has since served as its chairman of the board of directors. In June 2009, Mr. Li founded Shanghai HuiShi Information Technology Co., Ltd, a company focusing on cross-border e-commerce, and has since served as the chairman of its board of directors. Mr. Li has approximately 16 years of experience in business and corporate management. Mr. Li graduated from Tongji University with a bachelor’s degree in computer science in June 2006, and completed the Advanced Management Program at China Europe International Business School in July 2014.

Mr. Qingfeng Wu has served as our director since April 2022. Mr. Wu co-founded Bgin HK in March 2019 and has since served as its director. Mr. Wu has extensive work experience in the electronic design industry and has over 15 years of experience in the design of complete electronic products. Mr. Wu has served as a director of Bgin HK since March 2019. Since January 2018, Mr. Wu has served as the general manager of Shenzhen Bgin. From March 2012 to December 2017, Mr. Wu served as the manager of radio-frequency, hardware and research and development department at Shenzhen Chenggu Technology Co., Ltd. Prior to that, Mr. Wu worked as a radio-frequency engineer at Comba Telecom System (Guangzhou) Ltd. from May 2009 to February 2012. Mr. Wu obtained his bachelor’s degree in Electronic Information Engineering in July 2006 and his master’s degree in Electromagnetic Field and Microwave Technology in March 2009 from Xidian University.

Mr. Zhao Xiang has served as our co-chief financial officer since April 2022. Mr. Xiang has 12 years of experience in financial management. From November 2017 to April 2022, Mr. Xiang served as the Finance Manager and Finance Director consecutively at Shenzhen Likeshuo Network Technology Co., Ltd., a variable interest entity of Meten Holding Group Ltd. (Nasdaq: METX). Mr. Xiang studied accounting at Hunan University, from which he graduated in 2016.

Mr. Pengju Wang has served our co-chief financial officer since April 2022. From July 2018 to March 2022, Mr. Wang served as the Finance Manager of Shanghai Huishi Information Technology Co., Ltd. From April 2017 to October 2017, Mr. Wang served as treasury assistant at the financial department of Mr. Bricolage Group in France. Mr. Wang obtained his bachelor’s degree in accounting in September 2015 and his master’s degree in finance in September 2017 from the School of Business Administration of the Université de Rennes I.

Mr. Qi Shao has served as the chief technology officer of Bgin HK since March 2019 and of Bgin since April 2022, where Mr. Shao oversees the company’s development of proprietary technology and leads the research and development team. From March 2018 to February 2019, Mr. Shao served as the chief technology officer at Shenzhen Bgin, where he was responsible for overseeing the company’s research and development activities. From September 2014 to February 2018, Mr. Shao served as a field applications engineer at Shenzhen Beigaozhi Electronics Co., Ltd., where he was responsible for providing on-site technical support and addressing technical issues with the company’s products. Mr. Shao has over 10 years of experience in the research and development of electronics and has rich experience in developing technology related to blockchain and digital currencies. Mr. Shao obtained his bachelor’s degree in communication engineering from Anhui Jianzhu University in July 2011.

Mr. Boquan He has served as our independent director since July 2022. Mr. He is the founder and has been serving as the chairman of the board of directors of Guangdong Nowaday Investment Co., Ltd. since August 2000, a private investment company specializing in greenfield investments in retail and service industries in China. In 1989, he founded and, until 2000, served as the chief executive officer of Guangdong Robust Group, a then renowned food and beverage company which was acquired by Danone Group in 2000. Mr. He has served as a director since August 2007 and as an independent director since October 2011 at Noah Holdings Limited (NYSE: NOAH; HKEX: 6686). Mr. He also serves as the chairman or vice chairman of the board of directors of several privately owned companies in China. From July 2007 to January 2019, Mr. He served as a director of iKang Healthcare Group Inc., the shares of which were previously listed on the Nasdaq Stock Market (Nasdaq: KANG) till its delisting in January 2019. Mr. He graduated from Guangdong Television Public University (currently known as Guangdong Open University) in Guangdong, China, in July 1986.

Controlled Company

Upon completion of this offering, our chief executive officer, Mr. Qingfeng Wu will beneficially own            % of our issued and outstanding Class A ordinary shares and            % of our total issued and outstanding Class B ordinary shares, representing            % of our total voting power, assuming no exercise of the over-allotment option, or            % assuming full exercise of the over-allotment option. As a result, we will be deemed a “controlled company” for the purpose of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, even though we do not currently intend to elect to opt out of these corporate governance requirements at this time, which include:

•        the requirement that our director nominees be selected or recommended solely by independent directors; and

•        the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Although we do not intend to rely on the controlled company exemptions under the Nasdaq listing rules even if we are deemed a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Board of Directors

Our board of directors will consist of directors upon the SEC’s declaration of effectiveness of the registration statement of which this prospectus is a part. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with us is required to declare the nature of his interest at a meeting of our directors.

A general notice by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm, shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest.

After such general notice, special notice relating to any particular transaction shall not be required. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein. If he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered.

The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon the effectiveness of the registration statement of which this prospectus is a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee will consist of Mr. Boquan He,            , and            . We have determined that Mr. Boquan He,            and            satisfy the “independence” requirements of the Rule 5605(c)(2) of the Nasdaq Stock Market Listing Rules and meets the independence standards under Rule 10A-3 under the Exchange Act. Our audit committee will consist solely of independent directors that satisfy the Nasdaq Stock Market and SEC requirements within one year of the completion of this offering. Our board of directors has also determined that qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq Stock Market Listing Rules.

The audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit committee will be responsible for, among other things:

•        selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services performed by our independent registered public accounting firm;

•        reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•        reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•        discussing the annual audited financial statements with management and our independent registered public accounting firm;

•        annually reviewing and reassessing the adequacy of our audit committee charter;

•        meeting separately and periodically with management and our independent registered public accounting firms;

•        reporting regularly to the full board of directors; and

•        performing such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee

Our compensation committee will consist of Mr. Boquan He,            , and            .            will be the chairman of our compensation committee. We have determined that Mr. Boquan He,            and            satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Listing Rules.

The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated.

The compensation committee will be responsible for, among other things:

•        reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•        reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•        reviewing and making recommendations to the board of directors with respect to the compensation of our directors;

•        reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans; and

•        selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will consist of Mr. Boquan He,            , and            .             will be the chairperson of our nominating and corporate governance committee. We have determined that Mr. Boquan He,            and            satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Listing Rules.

The nominating and corporate governance committee will assist the board of directors in selecting directors and in determining the composition of our board and board committees. The nominating and corporate governance committee will be responsible for, among other things:

•        identifying and recommending nominees for election or re-election to our board of directors, or for appointment to fill any vacancy;

•        reviewing annually with our board of directors its composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•        identifying and recommending to our board the directors to serve as members of committees;

•        advising the board periodically with respect to developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations;

•        making recommendations to our board of directors on corporate governance matters and on any corrective action to be taken; and

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure compliance.

Family Relationships

None of the directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Duties of Directors

Under Cayman Islands law, all of our directors owe three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however, the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future; and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles. We have the right to seek damages where certain duties owed by any of our directors are breached.

Our directors have all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•        convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•        declaring dividends and distributions;

•        appointing officers and determining the term of office of the officers;

•        exercising the borrowing powers of the company and mortgaging the property of the company;

•        approving the transfer of shares of our Company, including the registering of such shares in our share register; and

•        maintaining or registering a register of mortgages, charges, or other encumbrances of the company.

Code of Ethics and Corporate Governance

We will adopt a code of ethics, which will be applicable to all of our directors, executive officers and employees prior to the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. We will make our code of ethics publicly available on our website.

In addition, our board of directors will adopt a set of corporate governance guidelines covering a variety of matters, including approval of related party transactions prior to the effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors and the shareholders voting by ordinary resolution. Our directors are not subject to a set term of office and hold office until the next general meeting called for the election of directors and until their successor is duly appointed or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution. The office of a director will be vacated automatically if, among other things, the director resigns in writing, becomes bankrupt or makes any arrangement or composition with his/her creditors generally or is found to be or becomes of unsound mind.

Interested Transactions

A director may, subject to any separate requirement for audit committee approval under applicable law, the amended and restated memorandum and articles of association or the Nasdaq Stock Market Listing Rules, or disqualification by the chairman of the relevant board meeting, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Employment Agreements and Indemnification Agreements

We will enter into employment agreements with our executive officers. Each of our executive officers is employed for a continuous term unless either we or the executive officer gives prior notice to terminate such employment, or for a specified time period, or for a specified time period which will be renewed automatically unless a notice of non-renewal is given. We may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, including but not limited to as a result of the executive officer’s commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offence, fraud or dishonesty, habitual neglect of his or her duties, material misconduct being inconsistent with the due and faithful discharge of the executive officer’s material duties or material breach of internal procedures or regulations which causes damage to the Company. An executive officer may terminate his or her employment at any time with            month’s prior written notice.

We intend to enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against all liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company to the fullest extent permitted by law with certain limited exceptions.

Compensation of Directors and Executive Officers

For the year ended December 31, 2022, we paid an aggregate of approximately US$127,200 in cash to our executive officers and directors and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Our Hong Kong subsidiaries are required by the Hong Kong Mandatory Provident Fund Schemes Ordinance to make monthly contributions to the mandatory provident fund scheme in an amount equal to at least 5% of an employee’s salary.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of the date of this prospectus, and as adjusted to reflect the sale of the Class A ordinary shares offered in this offering for:

•        each of our directors and executive officers who beneficially own our ordinary shares;

•        our directors and executive officers as a group; and

•        each person known to us to own beneficially more than 5.0% of our ordinary shares

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on 3,954,000 Class A ordinary shares and 1,046,000 Class B ordinary shares issued and outstanding as of the date of this prospectus. Percentage of beneficial ownership of each listed person after this offering includes Class A ordinary shares and Class B ordinary shares issued and outstanding immediately after the completion of this offering, assuming the underwriter does not exercise its over-allotment option.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of ordinary shares beneficially owned by a person listed below and the percentage ownership of such person, ordinary shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all ordinary shares shown as beneficially owned by them. We will be required to have at least 300 shareholders at closing in order to satisfy the Nasdaq listing standards.

	Ordinary Shares Beneficially Owned Prior to this Offering**					Ordinary Shares Beneficially Owned After this Offering**††
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	Percentage of Total Ordinary Shares	Percentage of Votes Held Prior to this Offering	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	Percentage of Total Ordinary Shares	Percentage of Votes Held After this Offering
Directors and Executive Officers:*
Qiuhua Li(1)	1,758,500	—	1,758,500	35.17%	19.15%
Qingfeng Wu(2)	—	1,046,000	1,046,000	20.92%	56.95%
Zhao Xiang	—	—	—	—	—
Pengju Wang	—	—	—	—	—
Qi Shao(3)	225,000	—	225,000	4.5%	2.45%
Boquan He(4)	187,200	—	187,200	3.74%	2.04%

All directors and executive officers as a group:	2,170,700	1,046,000	3,216,700	64.33%	80.58%
5% Shareholders:
Moon Aquarius Limited(5)	1,758,500	—	1,758,500	35.17%	19.15%
Decho Investment Limited(6)	—	1,046,000	1,046,000	20.92%	56.95%

____________

*        Except as indicated otherwise below, the business address of our directors and executive officers is 1235, The Chelsea, 69 Jervois Street, Sheung Wan, Hong Kong.

**      Beneficial ownership information disclosed herein represents direct and indirect holdings of entities owned, controlled or otherwise affiliated with the applicable holder as determined in accordance with the rules and regulations of the SEC.

(1)      Represents 1,758,500 Class A ordinary shares beneficially owned by Mr. Qiuhua Li through Moon Aquarius Limited, a British Virgin Islands company, an entity wholly owned by Gentle OD Limited, a British Virgin Islands company. Gentle OD Limited is controlled by the Gentle OD Trust, a trust managed by Maples Trustee Services (Cayman) Limited as trustee. Mr. Qiuhua Li is the settlor of the Gentle OD Trust. Under the term of this trust, Mr. Qiuhua Li has the power to direct the trustee with respect to the exercise of any voting and other rights attached to the shares held by Gentle OD Limited in the Company.

(2)      Represents 1,046,000 Class B ordinary shares beneficially owned by Mr. Qingfeng Wu through Decho Investment Limited, a British Virgin Islands company, an entity wholly owned by Mister NK Limited, a British Virgin Islands company. Mister NK Limited is controlled by The Xiantaipai Trust, a trust managed by Dedao Trust Limited as trustee. Mr. Qingfeng Wu is the settlor of The Xiantaipai Trust. Under the term of this trust, Mr. Qingfeng Wu has the power to direct the trustee with respect to the exercise of any voting and other rights attached to the shares held by Decho Investment Limited in the Company.

(3)      Represents 225,000 Class A ordinary shares beneficially owned by Mr. Qi Shao through Inchoi Investment Limited, a British Virgin Islands company, an entity wholly owned by M.A. Virgo Limited, a British Virgin Islands company wholly owned and controlled by Mr. Qi Shao. The address of Inchoi Investment Limited and M.A. Virgo Limited is 2/F, Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands. The person having voting, dispositive or investment powers over Inchoi Investment Limited is Mr. Qi Shao.

(4)      Represents 187,200 Class A ordinary shares beneficially owned by Mr. Boquan He through Prototal Enterprises Limited, a British Virgin Islands company wholly owned and controlled by Mr. Boquan He. The address of Prototal Enterprises Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The person having voting, dispositive or investment powers over Prototal Enterprises Limite is Mr. Boquan He.

(5)      Represents 1,758,500 Class A ordinary shares held by Moon Aquarius Limited, a British Virgin Islands company wholly owned by Gentle OD Limited, a British Virgin Islands company and controlled by the Gentle OD Trust, of which Mr. Qiuhua Li is the settlor with the power to direct the trustee with respect to the exercise of any voting and other rights attached to the shares held by Gentle OD Limited in the Company. The address of Moon Aquarius Limited is 2/F, Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands. The address of Gentle OD Limited is Kingson Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands.

(6)      Represents 1,046,000 Class B ordinary shares held by Decho Investment Limited, a British Virgin Islands company wholly owned by Mister NK Limited, a British Virgin Islands company and controlled by The Xiantaipai Trust, of which Mr. Qingfeng Wu is the settlor with the power to direct the trustee with respect to the exercise of any voting and other rights attached to the shares held by Decho Investment Limited in the Company. The address of Echo Investment Limited is 2/F, Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands. The address of Mister NK Limited is 2/F, Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands.

As of the date of this prospectus, none of our ordinary shares are held by record holders in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital — History of Securities Issuances” for a description of issuances of our ordinary shares that have resulted in significant changes in ownership held by our major shareholders.

RELATED PARTY TRANSACTIONS

Employment Agreements and Indemnification Agreements

See “Management — Employment Agreements and Indemnification Agreements.”

Other Related Party Transactions

Related Parties

Name of related parties	Relationship with the Company
Qingfeng Wu (“Mr. Wu”)	Chief Executive Officer, Director, founder and Principal Shareholder
Qiuhua Li (“Mr. Li”)	Chairman of the Board of Directors, director, founder and principal shareholder
Shanghai Chuangye Information Tech Co., Ltd. (“SCITC”)	Company controlled by Mr. Li
Shenzhen Bgin Tech Co., Ltd. (“Shenzhen Bgin”)	Company controlled jointly controlled by Mr. Wu and Mr. Li
Zhongshan Bgin Tech Co., Ltd (“Zhongshan Bgin”)	Wholly owned subsidiary of Shenzhen Bgin
Igvault HK limited (“IGV HK”)	Company controlled by Mr. Li’s spouse
Shanghai HuiShi Information Technology Co., Ltd.	Company controlled by Mr. Li

Agreements with Parties Controlled by Our Directors and Chief Executive Officer

Shenzhen Bgin is a company formed in the PRC on January 9, 2018 and controlled by Mr. Qingfeng Wu, our chief executive officer, who holds 70% of the equity interests in Shenzhen Bgin, and Mr. Qiuhua Li, our chairman of the board of directors, who holds 30% of the equity interests in Shenzhen Bgin. Shenzhen Bgin holds 100% of the equity interests in Zhongshan Bgin, a company formed in the PRC on March 31, 2015.

Services Agreement with Shenzhen Bgin

On January 1, 2023, Bgin HK and Shenzhen Bgin entered into the 2023 Services Agreement, pursuant to which Shenzhen Bgin agreed to provide services to Bgin HK for the period from January 1, 2023 to December 31, 2023, including without limitation providing research and development services, administrative support, and maintenance services. Bgin HK agreed to pay Shenzhen Bgin monthly services fees of HK$613,400.

The 2023 Services Agreement was a renewed agreement with terms identical with the services agreement entered into by and between Bgin HK and Shenzhen on March 31, 2022 and substantially similar to the three services agreement previously entered into on March 1, 2019, January 1, 2020, and January 1, 2021, respectively, but the 2023 Services Agreement no longer included mining farm operation and maintenance services.

Technology Services Agreement with Zhongshan Bgin (Terminated)

On December 9, 2021, Bgin HK and Zhongshan Bgin entered into the 2021 Technology Services Agreement pursuant to which Zhongshan Bgin agreed to provide certain technology services to Bgin HK in consideration for RMB60,000, for the period from December 9, 2021 to December 8, 2022. On March 31, 2022, Bgin HK and Zhongshan Bgin entered into a termination agreement in which the parties agreed to the termination of the 2021 Technology Services Agreement on March 31, 2022.

The 2021 Technology Services Agreement was a renewed agreement with terms substantially similar to two technology services agreements previously entered into by and between Bgin HK and Zhongshan Bgin on January 1, 2020, and September 10, 2021, respectively. On March 8, 2022, Bgin HK and Zhongshan Bgin also entered into another technology services agreement with terms substantially similar to the 2021 Technology Services Agreement, for the period from March 8, 2022 to May 7, 2022.

Agency Agreement with Shenzhen Bgin (Expired)

On March 1, 2019, Bgin HK and Shenzhen Bgin entered into the Agency Agreement, pursuant to which Shenzhen Bgin, on behalf of Bgin HK, purchased raw materials for the manufacturing of mining machines from third-party suppliers in the PRC, and contracted with a third-party manufacturer to manufacture and assemble mining machines. Bgin HK owned title to the raw materials purchased and mining machines manufactured and assembled by Shenzhen Bgin under the Agency Agreement. Shenzhen Bgin paid for the costs and expenses incurred under this Agency Agreement on behalf of Bgin HK, and Bgin HK paid back the amount actually incurred by Shenzhen Bgin on a regular basis. The term of the Agency Agreement was for a period of three years. After the expiration of the Agency Agreement on February 28, 2022, Bgin HK has not entered into any renewal agency agreement with Shenzhen Bgin and does not intend to enter into any agreement with similar terms with Shenzhen Bgin. We intend to purchase raw materials through our subsidiaries in the future.

The abovementioned agreements with Shenzhen Bgin and Zhongshan Bgin were entered into and performed at arm’s length. We intend to keep in place the services agreement between Bgin HK and Shenzhen Bgin.

Use of office space

We are authorized by Shanghai HuiShi Information Technology Co., Ltd., a related party controlled by Mr. Li, to occupy an office space with an aggregate floor area of approximately 215 square feet, located in Shanghai, the PRC, free of charge and until January 31, 2027.

Related party transactions

During the six months ended June 30, 2022 and the fiscal years ended December 31, 2021 and 2020, we sold cryptocurrencies with total proceeds of US$nil, US$280,512 and US$nil to SCITC, respectively.

During the six months ended June 30, 2022 and the fiscal years ended December 31, 2021 and 2020, we paid US$nil, US$25,778 and US$83,668 to Zhongshan Bgin for the technical support and maintenance services rendered by Shenzhen Bgin.

During the six months ended June 30, 2022 and the fiscal years ended December 31, 2021 and 2020, we sold cryptocurrencies with total proceeds of US$0, US$654,840 and US$nil to IGV HK, respectively.

During the six months ended June 30, 2022 and the fiscal years ended December 31, 2021 and 2020, we paid management services fees in the amount of US$313,854, US$279,035 and US$139,046, respectively, to Shenzhen Bgin.

Due from related party balance

We receive advances from Mr. Wu from time to time for our working capital needs, and we use proceeds from our sales of cryptocurrencies to repay Mr. Wu by depositing proceeds from sales of cryptocurrencies directly to Mr. Wu’s account, which can lead to a positive related party balance due from Mr. Wu when the proceeds collected by Mr. Wu exceeds our loan advances payable to him.

As of June 30, 2022 and December 31, 2021

Our due from related party balances as of June 30, 2022 and December 31, 2021 are as follows:

	June 30, 2022	December 31, 2021
	US$	US$
Qingfeng Wu	34,161	702,283
Zhongshan Bgin Tech Co., Ltd	—	2,387
Shanghai Chuangye Information Tech Co., Ltd	—	283,954
Total	34,161	988,624

The due from related party balances as of June 30, 2022 and December 31, 2021 are unsecured, interest-free and due on demand.

As of December 31, 2021 and 2020

Our due from related party balances as of December 31, 2021 and 2020 are as follows:

	December 31, 2021	December 31, 2020
	US$	US$
Qingfeng Wu	702,283	210,662
Zhongshan Bgin Tech Co., Ltd	2,387	—
Shanghai Chuangye Information Tech Co., Ltd	283,954	—
Total	988,624	210,662

The due from related party balances as of December 31, 2021 and 2020 are unsecured, interest-free and due on demand.

Due to related party balance

As of June 30, 2022 and December 31, 2021

Our due to related party balances as June 30, 2022 and December 31, 2021 are as follows:

	June 30, 2022	December 31, 2021
	US$	US$
Qiuhua Li	345,117	362,745
Shenzhen Bgin Tech Co., Ltd.	29,210	—
Total	374,327	362,745

The due to related party balances as of June 30, 2022 and December 31, 2021 are unsecured, interest-free and due on demand.

As of December 31, 2021 and 2020

Our due to related party balances as of December 31, 2021 and 2020 are as follows:

	December 31, 2021	December 31, 2020
	US$	US$
Qiuhua Li	362,745	473,416
Shenzhen Bgin Tech Co., Ltd.	—	78,157
Total	362,745	551,573

The due to related party balances as of December 31, 2021 and 2020 are unsecured, interest-free and due on demand.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our Memorandum and Articles, as amended and restated from time to time, and the Companies Act (Revised) of the Cayman Islands (“Companies Act”), and the common law of the Cayman Islands.

As of the date hereof, our authorized share capital is US$50,000 divided into 39,540,000 Class A ordinary shares of a nominal or par value of US$0.001 each and 10,460,000 Class B ordinary shares of a nominal or par value of US$0.001 each.

We will adopt the amended and restated memorandum and articles of association upon effectiveness of this registration statement.

The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon effectiveness of this registration statement.

The following description of our share capital and provisions of our Memorandum and Articles are summaries and are qualified by reference to the amended and restated memorandum and articles of association. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

Under our amended and restated memorandum and articles, the objects of our Company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

The following discussion primarily concerns ordinary shares and the rights of holders of ordinary shares.

Ordinary Shares

General

Our authorized share capital is US$50,000 divided into 39,540,000 Class A ordinary shares of a nominal or par value of US$0.001 each and 10,460,000 Class B ordinary shares of a nominal or par value of US$0.001 each. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

Subject to the provisions of the Companies Act and any rights attaching to any class or classes or series of shares under and in accordance with the articles:

(a)     the directors may, from time to time and in accordance with our amended and restated memorandum and articles, declare dividends or distributions on the shares issued and authorise payment of the dividends out of our funds which are lawfully available for that purpose; and

(b)    our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. The “share premium account,” represents the excess of the price paid to our company on the issue of its shares over the par or “nominal” value of those shares, which is similar to the U.S. concept of additional paid in capital. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend or other monies payable by us in respect of a share shall bear interest.

Unclaimed Dividend

A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the Company.

Conversion

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person who is not an affiliate of such holder, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share.

Voting Rights

A shareholder may participate in a general meeting in person, by proxy or by telephone or other electronic means. At any general meeting a resolution put to the vote at the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman of such meeting or by at least two shareholders having the right to vote on the resolutions or one or more shareholders present who together hold not less than ten percent of the voting rights of all those who are entitled to vote on the resolution. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

If a poll is duly demanded it shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

As a matter of Cayman Islands law, (i) an ordinary resolution requires the affirmative vote of a majority of the shareholders who, being entitled to do so, attend and vote at a general meeting of the company; and (ii) a resolution is deemed to be a special resolution where it has been approved by either (i) at least two-thirds (or any higher threshold specified in a company’s articles of association) of a company’s shareholders who attend and vote at a general meeting for which notice specifying the intention to propose the resolution as a special resolution has been given; or (ii) if so authorized by a company’s articles of association, by a unanimous written resolution of all of the company’s shareholders.

Under Cayman Islands law, some matters, such as amending the memorandum and articles of association, changing the name or resolving to be registered by way of continuation in a jurisdiction outside the Cayman Islands, require the approval of shareholders by a special resolution.

Transfer of Ordinary Shares

Subject to the restrictions contained in our amended and restated memorandum and articles of association and provided that a transfer of ordinary shares complies with applicable rules of the Nasdaq, as applicable, any of our shareholders may transfer all or any of his, her or its ordinary shares by an instrument of transfer in the usual or common form or in a form prescribed by Nasdaq or any other form approved by our board of directors, executed:

(a)     where the ordinary shares are fully paid, by or on behalf of that shareholder; and

(b)    where the ordinary shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of an ordinary share until the name of the transferee is entered into our register of members.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

(a)     the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

(b)    the instrument of transfer is in respect of only one class of ordinary shares;

(c)     the instrument of transfer is properly stamped, if required;

(d)    the ordinary share transferred is fully paid and free of any lien in favor of us;

(e)     any fee related to the transfer has been paid to us; and

(f)     in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred is not more than four.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

This, however, is unlikely to affect market transactions of the ordinary shares purchased by investors in the public offering. Once the ordinary shares have been listed, the legal title to such ordinary shares and the registration details of those ordinary shares in the Company’s register of members will remain with , the Company’s transfer agent for its ordinary shares. All market transactions with respect to those ordinary shares will then be carried out without the need for any kind of registration by the directors, as the market transactions will all be conducted through the transfer agent.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Subject to the terms of allotment, our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares, including any premium and each shareholder shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. Any ordinary shares that have been called upon and remain unpaid are subject to forfeiture. No shareholder shall be entitled to vote at any general meeting unless all calls or other sums payable by such shareholder have been paid. Our board of directors may deduct from a dividend or any other amount payable to a person in respect of an ordinary share any amount due by that person to the Company on a call or otherwise in relation to an ordinary share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of ten percent per annum. The directors may, at their discretion, waive payment of the interest wholly or in part.

We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the shareholder or the shareholder’s estate:

(a)     either alone or jointly with any other person, whether or not that other person is a shareholder; and

(b)    whether or not those monies are presently payable.

At any time the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the articles.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the articles) and, within 14 clear days of the date on which the notice is deemed to be given under the articles, such notice has not been complied with.

The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption and Purchase of Ordinary Shares

Subject to the provisions of the Companies Act and other applicable law and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by action of our directors:

(a)     issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;

(b)    with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

(c)     purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of our own shares in any manner authorized by the Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve). If the repurchase proceeds are paid out of our Company’s capital, our Company must, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding and (c) unless the manner of purchase (if not so authorized under the articles of association) has first been authorized by a resolution of our shareholders.

In addition, under the Companies Act, our Company may accept the surrender of any fully paid share for no consideration unless, as a result of the surrender, the surrender would result in there being no shares outstanding (other than shares held as treasury shares).

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without (a) the shareholders holding two thirds of the issued shares in that class consenting in writing to the variation; or (b) the variation being made with the sanction of a special resolution passed at a separate general meeting of the shareholders holding the issued shares in that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares

Our amended and restated memorandum and articles authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

The board of directors is empowered to designate and issue from time to time one or more classes or series of preference shares and to fix and determine the relative rights, preferences, designations, qualifications, privileges, options, conversion rights, limitations and other special or relative rights of each such class or series so authorized. Such action could adversely affect the voting power and other rights of the holders of our ordinary shares or could have the effect of discouraging any attempt by a person or group to obtain control of us.

General Meetings of Shareholders

As a Cayman Islands exempted company, we are not obligated by the Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold at least ten percent of the rights to vote at such general meeting in accordance with the notice provisions in the amended and restated memorandum and articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than 21 clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

At least 5 clear days’ notice of an extraordinary general meeting and 5 clear days’ notice of an annual general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors.

Subject to the Companies Act and with the consent of the shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days or to such other time or place as is determined by the directors.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for more than seven clear days, notice of the adjourned meeting shall be given in accordance with the articles.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. See “Where You Can Find Additional Information.”

Changes in Capital

We may from time to time by ordinary resolution:

•        increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•        consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•        sub-divide our existing shares, or any of them into shares of a smaller amount; or

•        cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may by special resolution reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•        an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•        an exempted company’s register of members is not open to inspection;

•        an exempted company does not have to hold an annual general meeting;

•        an exempted company may issue no par value shares;

•        an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        an exempted company may register as a limited duration company; and

•        an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We currently intend to comply with the Nasdaq Rules in lieu of following home country practice after the closing of this offering. The Nasdaq Rules require that every company listed on the Nasdaq hold an annual general meeting of shareholders.

Differences in Corporate Law

The Companies Act is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a special resolution of the members of each such constituent company and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•        the statutory provisions as to the required majority vote have been met;

•        the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•        the arrangement is such that may be reasonably approved by an intelligent and honest man of that acting in respect of his interest; and

•        the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

When a take over offer is made and accepted by holders of 90% of the shares the subject of the offer within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so accepted unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction or take over offer is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•        a company acts or proposes to act illegally or ultra vires;

•        the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•        those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles permit indemnification of our officers and directors to the maximum extent permitted by law, for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from their own actual fraud, willful default or willful neglect. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association

Some provisions of our amended and restated memorandum and articles may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company for a proper purpose.

Directors’ Fiduciary Duties

Under Delaware General Corporation Law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. Under statute, our directors are subject to a number of statutory obligations, which provisions prescribe penalties for breach. The most serious of these involves dishonesty or the authorizing of illegal payments and carry both criminal and civil penalties. By way of example, material statutory provisions attracting penalties include where (1) the director wilfully authorizes or permits any distribution or dividend in contravention of the Companies Act; (ii) where the director knowingly or wilfully authorizes or permits any payment out of capital by a company for a redemption or purchase of its own shares when the company is insolvent; (iii) where there has been a failure to maintain the books of account, minutes of meetings, or the company’s statutory registers of members, beneficial ownership, mortgages and charges, or directors (which includes alternate directors); (iv) where there has been a failure to provide information or access to documents to specified persons as required by the Companies Act; and (v) where the director makes or authorizes a false annual return to the Registrar of Companies. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles, as amended and restated from time to time. We have the right to seek damages where certain duties owed by any of our directors are breached

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our amended and restated memorandum and articles provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our amended and restated memorandum and articles allow our shareholders holding shares representing in aggregate at least 10% of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least 21 clear days is required for the convening of our annual general shareholders’ meeting and at least 14 clear days’ notice any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of the total issued shares carrying the right to vote at a general meeting of the Company. For these purposes, “clear days” means that period excluding (a) the day when the notice is given or deemed to be given and (b) the day for which it is given or on which it is to take effect

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under Cayman Islands law, but our amended and restated memorandum and articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Subject to the provisions of our amended and restated memorandum and articles (which include the removal of a director by ordinary resolution), the office of a director may be terminated forthwith if (a) he is prohibited by the laws of the Cayman Islands from acting as a director, (b) he is made bankrupt or makes an arrangement or composition with his creditors generally, (c) he resigns his office by notice to us, (d) he only held office as a director for a fixed term and such term expires, (e) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director, (f) he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director), (g) he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise, or (h) without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders. In addition, under our amended and restated memorandum and articles, no director or his affiliates shall be prevented from transacting with the Company or held liable for any profit realized under any such transaction if such director discloses the nature of his interest.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Act of the Cayman Islands and our amended and restated memorandum and articles, our Company may be wound up by a special resolution of our shareholders, or if the winding up is initiated by our board of directors, by either a special resolution of our members or, if our company is unable to pay its debts as they fall due, by an ordinary resolution of our members. In addition, a company may be wound up by an order of the courts of the Cayman Islands. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Companies Act and our amended and restated memorandum and articles, if our share capital is divided into more than one class of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our amended and restated memorandum and articles may only be amended by special resolution passed by a majority of not less than two-thirds of the shareholder who (being entitled to do so) vote in person or by proxy at a general meeting or the unanimous written resolution of all shareholders.

Anti-Money Laundering — Cayman Islands

In order to comply with legislation and regulations aimed at the prevention of money laundering and counter terrorist financing, we may be required to adopt and maintain anti-money laundering and counter terrorist financing policies and procedures, and may require subscribers to provide evidence to satisfactorily identify and verify their identity and source of funds. Such customer due diligence can be simplified or enhanced depending on the risk rating given to the subscriber. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering and counter terrorist financing policies and procedures (including the acquisition of due diligence information) to a suitable third persons based in Cayman Islands approved equivalent jurisdictions.

We reserve the right to request such information as is necessary to identify and verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information and/or documentation required for identification or verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering, counter terrorist financing or other applicable laws, regulations or guidance by any person in any equivalent jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised) of the Cayman Islands , if the disclosure relates to criminal conduct or money laundering or (ii) a police officer of the rank of constable or higher or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection in the Cayman Islands — Privacy Notice

We have certain duties under the Data Protection Act (Revised) of the Cayman Islands (the “DPA”) based on internationally accepted principles of data privacy.

Introduction

This privacy notice puts our shareholders on notice that through your investment in the Company you will provide us with certain personal information which constitutes personal data within the meaning of the DPA (“personal data”).

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in the Company, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How the Company May Use a Shareholder’s Personal Data

The Company, as the data controller, may collect, store and use personal data for lawful purposes, including, in particular:

(i)     where this is necessary for the performance of our rights and obligations under any purchase agreements;

(ii)    where this is necessary for compliance with a legal and regulatory obligation to which we are subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or

(iii)   where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the United States, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

Legislation of the Cayman Islands

The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Act (Revised) (the “Substance Act”) came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, applies in respect of financial years commencing July 1, 2019, onwards. However, it is anticipated that our Company may remain out of scope of the legislation or else be subject to more limited substance requirements.

Rights of Non-Resident or Foreign Shareholders

Our amended and restated memorandum and articles do not limit the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the ordinary shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of our ordinary shares have been paid. In addition, our amended and restated memorandum and articles do not stipulate the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

History of Securities Issuances

The following is a summary of our securities issuances and re-designations during the past three years:

Ordinary Shares

On May 23, 2022, we issued (i) 210,000 Class A ordinary shares to Amarillo Starlight Limited, (ii) 95,500 Class A ordinary shares to Arete River (BVI) Ltd, (iii) 246,000 Class A ordinary shares to Brahma Eye Limited, (iv) 115,000 Class A ordinary shares to Caerus Meta Limited, (v) 76,500 Class A ordinary shares to Centenary Hope Limited, (vi) 85,000 Class A ordinary shares to E.C Sagittarius Limited, (vii) 145,600 Class A ordinary shares to Extreme Beauty Corporate Consulting Limited, (viii) 225,000 Class A ordinary shares to Inchoi Investment Limited, (ix) 101,500 Class A ordinary shares to Jeff Peng (BVI) Ltd, (x) 247,000 Class A ordinary shares to MetaStarry Investment Limited, (xi) 175,000 Class A ordinary shares to Moon Apollo Limited, (xii) 1,758,500 Class A ordinary shares to Moon Aquarius Limited, (xiii) 203,000 Class A ordinary shares to Plutus Meta Limited, (xiv) 187,200 Class A ordinary shares to Prototal Enterprises Limited, and (xv) 83,200 Class A ordinary shares to Silverfountain Company Limited.

On May 23, 2022, we issued 1,046,000 Class B ordinary shares to Decho Investment Limited.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A ordinary shares. We intend to apply to list our Class A ordinary shares on the Nasdaq Stock Market. Upon completion of this offering, assuming no exercise of the underwriter’s over-allotment option, we will have outstanding Class A ordinary shares held by public shareholders, representing approximately       % of our ordinary shares in issue. All of the Class A ordinary shares sold in this offering will be freely transferable by persons other than our “affiliates” (as that term is defined in Rule 144 under the Securities Act) without restriction or further registration under the Securities Act. Sales of substantial amounts of our Class A ordinary shares in the public market could materially adversely affect prevailing market prices of our Class A ordinary shares.

Lock-up Agreements

Each of our directors and executive officers and 1% or greater shareholders will enter into a lock-up agreement for a period of six (6) months from the date of the effectiveness of this prospectus, subject to certain exceptions, with respect to our securities, pursuant to which such persons and entities will agree, for the lock-up period, that they will neither offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities without the underwriter’s prior written consent.

We cannot predict what effect, if any, future sales of our Class A ordinary shares, or the availability of Class A ordinary shares for future sale, will have on the trading price of our Class A ordinary shares from time to time. Sales of substantial amounts of our Class A ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Class A ordinary shares.

Rule 144

All of our ordinary shares that will be outstanding upon the completion of this offering, other than those sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months is entitled to sell the restricted securities without registration under the Securities Act, subject to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares) and have beneficially owned our restricted securities for at least six months may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

•        1% of the number of ordinary shares then outstanding, which will equal approximately            shares immediately after this offering (or            ordinary shares if the underwriter exercises its option to purchase additional ordinary shares in full); or

•        the average weekly trading volume of the ordinary shares on the Nasdaq Stock Market during the four calendar weeks preceding the date on which notice of the sale on Form 144 is filed with the SEC.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or other written agreement executed prior to the completion of this offering may be entitled to sell such shares in the United States in reliance on Rule 701 under the Securities Act, or Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144.

Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to any applicable lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

TAXATION

The following summary of material Cayman Islands, Hong Kong, and United States federal income tax consequences of an investment in our Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our Class A ordinary shares, such as the tax consequences under state, local, and other tax laws or under tax laws of jurisdictions other than the Cayman Islands, Hong Kong, and the United States. To the extent that the discussion relates to matters of Cayman Island tax law, it represents the opinion of Ogier, our Cayman Islands legal counsel; to the extent it relates to Hong Kong tax law, it is the opinion of Nixon Peabody CWL, our Hong Kong legal counsel; to the extent that the discussion relates to matters of U.S. federal income tax law, it is the opinion of Hunter Taubman Fischer & Li LLC, our U.S. legal counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of our ordinary shares levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, as the case may be, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

The Company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and received an undertaking from the Financial Secretary of the Cayman Islands in the following form:

The Tax Concessions Act Undertaking as to Tax Concessions

In accordance with the provision of Section 6 of The Tax Concessions Act (Revised), the following undertaking is given to the Company:

1.      That no law which is thereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

2.      In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

2.1    On or in respect of the shares, debentures or other obligations of the Company; or

2.2    by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Act (Revised).

These concessions shall be for a period of 20 years from 28 March 2022.

Material U.S. Federal Income Tax Consequences

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ordinary shares by a U.S. Holder (as defined below) that acquires our ordinary shares in this offering and holds our ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, any withholding or information reporting requirements, or any state, local and non-U.S. tax considerations relating to the ownership or disposition of our ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•        banks and other financial institutions;

•        insurance companies;

•        pension plans;

•        cooperatives;

•        regulated investment companies;

•        real estate investment trusts;

•        broker-dealers;

•        traders that elect to use a market-to-market method of accounting;

•        certain former U.S. citizens or long-term residents;

•        governments or agencies or instrumentalities thereof;

•        tax-exempt entities (including private foundations);

•        holders who acquired our ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;

•        investors that will hold our ordinary shares as part of a straddle, hedging, conversion or other integrated transaction for U.S. federal income tax purposes;

•        persons holding their ordinary shares in connection with a trade or business outside the United States;

•        persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our ordinary shares);

•        investors required to accelerate the recognition of any item of gross income with respect to their ordinary shares as a result of such income being recognized on an applicable financial statement;

•        investors that have a functional currency other than the U.S. dollar;

•        partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ordinary shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

The discussion set forth below is addressed only to U.S. Holders that purchase ordinary shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•        an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ordinary shares.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

•        at least 75% of its gross income for such taxable year is passive income; or

•        at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations, current and projected income and assets, and the composition of our income and assets (taking into account the current and expected income generated from our investment products purchased from banks), we do not expect to be treated as a PFIC for the current taxable year or the foreseeable future under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

If we are a PFIC for your taxable year(s) during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

•        the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

•        the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•        the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our ordinary shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the ordinary shares are regularly traded on Nasdaq and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ordinary shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ordinary shares, including regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our ordinary shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our ordinary shares when inherited from a decedent that was previously a holder of our ordinary shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ordinary shares, or a mark-to-market election and ownership of those ordinary shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our ordinary shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those ordinary shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the elections discussed above.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the PFIC rules discussed above, the gross amount of distributions made by us to you with respect to the ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is not income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the ordinary shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, ordinary shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our ordinary shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares.

Hong Kong Taxation

The following summary of certain relevant taxation provisions under the laws of Hong Kong is based on current law and practice and is subject to changes therein. This summary does not purport to address all possible tax consequences relating to purchasing, holding or selling the Class A ordinary shares, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisors regarding the tax consequences of purchasing, holding or selling the Class A ordinary shares. Under the current laws of Hong Kong:

•        No profit tax is imposed in Hong Kong in respect of capital gains from the sale of the Class A ordinary shares.

•        Revenue gains from the sale of Class A ordinary shares by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at a maximum rate of 16.5% on corporations and 15% on unincorporated businesses.

•        Gains arising from the sale of Class A ordinary shares, where the purchases and sales of Class A ordinary shares are effected outside of Hong Kong such as, for example, on Nasdaq, should not be subject to Hong Kong profits tax.

According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the Class A ordinary shares would not be subject to any Hong Kong tax.

No Hong Kong stamp duty is payable on the purchase and sale of the Class A ordinary shares.

UNDERWRITING

Under the terms and subject to the conditions of an underwriting agreement dated the date of this prospectus, the underwriter, Chardan Capital Markets, LLC, has agreed to purchase, and we have agreed to sell to it, the number of Class A ordinary shares indicated below:

Underwriter	Number of Class A Ordinary Shares
Chardan Capital Markets, LLC
Total

The underwriter is offering the Class A ordinary shares subject to its acceptance of the Class A ordinary shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriter to pay for and accept delivery of the Class A ordinary shares offered by this prospectus are subject to the approval of certain legal matters by its counsel and to other conditions. The underwriter is obligated to take and pay for all of the Class A ordinary shares offered by this prospectus if any such Class A ordinary shares are taken. However, the underwriter is not required to take or pay for the Class A ordinary shares covered by the underwriter’s option to purchase additional Class A ordinary shares described below.

Over-Allotment Option

We have granted to the underwriter an option, exercise for 45 days after the closing of this offering, to purchase up to 15% additional Class A ordinary shares at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The underwriter may exercise this option solely for the purpose of cover over-allotments, if any, made in connection with the offering contemplated by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Class A ordinary shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of Class A ordinary shares listed next to the name of the underwriter in the preceding table.

Discounts and Expenses

The underwriter will offer the Class A ordinary shares to the public at the initial public offering price set forth on the cover of this prospectus and to selected dealers at the initial public offering price less a selling concession not in excess of $            per Class A ordinary share. After this offering, the initial public offering price, concession, and reallowance to dealers may be reduced by the underwriter. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The securities are offered by the underwriter as stated herein, subject to its receipt and acceptance and subject to its right to reject any order in whole or in part.

The underwriting discounts are equal to 6.0% of the initial public offering price set forth on the cover page of this prospectus, provided however, that underwriting discounts are 4.0% of the initial public offering price for the Class A ordinary shares purchased by investors with whom we have prior relationships.

The following table shows the per Class A ordinary share and total initial public offering price, underwriting discounts, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase up to an additional            Class A ordinary shares.

	Per Share	Total Without Exercise of Over-Allotment Option	Total With Full Exercise of Over-Allotment Option
Initial public offering price
Underwriting discounts to be paid by us
Proceeds, before expenses, to us

We have also agreed to reimburse the underwriter up to a maximum of $500,000 for our-of-pocket accountable expenses (including the underwriter’s expenses relating to due diligence, and the fees and expenses of any independent experts and legal counsel retained by the underwriter incurred by the underwriter and its designated affiliates.

We intend to apply to list our Class A ordinary shares on Nasdaq Stock Market under the symbol “            .” There is no assurance that such application will be approved, and if our application is not approved, this offering may not be completed.

Right of First Refusal

We have granted Chardan Capital Markets, LLC a right of first refusal, for a period of fifteen (15) months from the closing of the offering, to act as lead underwriter, book-running manager, and/or placement agent for each and every future public and private equity and public debt offering, including all equity linked financings (each being referred to as a subject transaction), during such fifteen (15) month period, on terms and conditions as mutually agreed by the Company and Chardan Capital Markets, LLC. Even in cases where there are three or more underwriters or placement agents in a subject transaction, Chardan Capital Markets, LLC shall be entitled to receive as its compensation no less than thirty percent (30%) of the compensation payable to the full underwriting or placement agent group for that subject transaction.

Lock-Up Agreements

Each of our directors and executive officers and 1% or greater shareholders as of the effectiveness of the registration statement of which this prospectus forms a part will enter into a lock-up agreement for a period of six (6) months from the date of the effectiveness of this prospectus, subject to certain exceptions, with respect to our securities, pursuant to which such persons and entities will agree, for the lock-up period, that they will neither offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities without the underwriter’s prior written consent.

Indemnification

We have agreed to indemnify Chardan Capital Markets, LLC and its affiliates against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

Pricing of the Offering

Prior to the completion of this offering, there has been no public market for our Class A ordinary shares. The initial public offering price of the Class A ordinary shares has been negotiated between us and the underwriter. Among the factors considered in determining the initial public offering price of the Class A ordinary shares, in addition to the prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses.

Electronic Offer, Sale, and Distribution of Class A Ordinary Shares

A prospectus in electronic format may be made available on the websites maintained by the underwriter or selling group members, if any, participating in this offering and the underwriter may distribute prospectuses electronically. The underwriter may agree to allocate a number of Class A ordinary shares to selling group members for sale to its online brokerage account holders. The Class A ordinary shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriter, and should not be relied upon by investors.

Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, the underwriter may engage in transactions that stabilize, maintain, or otherwise affect the price of our Class A ordinary shares. Specifically, the underwriter may sell more Class A ordinary shares than it is obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of Class A ordinary shares available for purchase by the underwriter under option to purchase additional Class A ordinary shares. The underwriter can close out a covered short sale by exercising the option to purchase additional Class A ordinary shares or purchasing Class A ordinary shares in the open market. In determining the source of Class A ordinary shares to close out a covered short sale, the underwriter will consider, among other things, the open market price of Class A ordinary shares compared to the price available under the option to purchase additional Class A ordinary shares. The underwriter may also sell Class A ordinary shares in excess of the option to purchase additional Class A ordinary shares, creating a naked short position. The underwriter must close out any naked short position by purchasing Class A ordinary shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the Class A ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriter may also impose a penalty bid. This occurs when an underwriter or dealer repays selling concessions allowed to it for distributing our Class A ordinary shares in this offering because such underwriter repurchases those Class A ordinary shares in stabilizing or short covering transactions.

Finally, the underwriter may bid for, and purchase, our Class A ordinary shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Class A ordinary shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriter is not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on Nasdaq Stock Market, in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, the underwriter may engage in passive market making transactions in our Class A ordinary shares on Nasdaq in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the Class A ordinary shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The underwriter and its affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Class A ordinary shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Class A ordinary shares, where action for that purpose is required. Accordingly, the Class A ordinary shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Class A ordinary shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Stamp Taxes

If you purchase Class A ordinary shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, FINRA filing fee, and the Nasdaq Stock Market application and listing fee, all amounts are estimates.

US$
Securities and Exchange Commission Registration Fee	$
FINRA Filing Fee	$
Nasdaq Stock Market Application and Listing Fee	$
Legal Fees and Expenses	$
Printing and Engraving Expenses	$
Accounting Fees and Expenses	$
Miscellaneous Expenses	$
Total Expenses	$

We will bear these expenses and the underwriting discounts incurred in connection with the offer and sale of the Class A ordinary shares by us.

LEGAL MATTERS

We are being represented by Hunter Taubman Fischer & Li LLC with respect to certain legal matters as to United States federal securities and New York State law. The underwriter is being represented by Robinson & Cole LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Class A ordinary shares offered in this offering will be passed upon for us by Ogier. Certain legal matters as to Hong Kong law will be passed upon for us by Nixon Peabody CWL. Certain legal matters as to PRC law will be passed upon for us by Commerce & Finance Law Offices. Hunter Taubman Fischer & Li LLC may rely upon Ogier with respect to matters governed by Cayman Islands law, Nixon Peabody CWL with respect to matters governed by Hong Kong law, and Commerce & Finance Law Offices with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements for the years ended December 31, 2021 and 2020 included in this prospectus have been so included in reliance on the report of ZH CPA, LLC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The office of ZH CPA, LLC is located at 1600 Broadway, Suite 1600, Denver, Colorado 80202.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the Class A ordinary shares offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the Class A ordinary shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

BGIN BLOCKCHAIN limited
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Bgin Blockchain Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Bgin Blockchain Limited and its subsidiaries (collectively the “Company”) as of December 31, 2021 and December 31, 2020, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2021, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ZH CPA, LLC
We have served as the Company’s auditor since 2022.
Denver, Colorado
September 20, 2022

BGIN BLOCKCHAIN LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2021 AND 2020
(US$, except share data, or otherwise noted)

	December 31, 2021	December 31, 2020
	US$	US$
Assets
Current Assets
Cash and cash equivalents	3,652,880	11,977
Prepaid expenses	207,968	74,566
Due from related parties	988,624	210,662
Intangible assets – cryptocurrencies	5,132,504	88,892
Total current assets	9,981,976	386,097
Non-current assets
Property and equipment, net	5,336,500	2,626,772
Total assets	15,318,476	3,012,869

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Current liabilities
Accounts payable and accrued liabilities	3,143,521	225,224
Taxes payable	1,523,299	—
Due to related party	362,745	551,573
Total current liabilities	5,029,565	776,797
Deferred income tax liabilities	376,518	342,926
Total liabilities	5,406,083	1,119,723

Commitments and contingencies
Shareholders’ equity
Class A ordinary shares, $0.001 par value, 40,000,000 shares authorized, 3,954,000 and 3,954,000 issued and outstanding	—	—
Class B ordinary shares, $0.001 par value, 10,000,000 shares authorized, 1,046,000 and 1,046,000 shares issued and outstanding	—	—
Retained earnings	9,667,916	1,789,148
Accumulated other comprehensive income	245,045	103,998
Total shareholders’ equity	9,912,961	1,893,146
Non-controlling interest	(568)	—
Total liabilities and shareholders’ equity	15,318,476	3,012,869

The accompanying notes form an integral part of these consolidated financial statements.

BGIN BLOCKCHAIN LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(US$, except share data, or otherwise noted)

	For The Year Ended December 31, 2021	For The Year Ended December 31, 2020
	US$	US$
Revenues	21,521,656	4,565,439
Costs of Services	6,655,585	2,317,646
Gross profit	14,866,071	2,247,793

Operating costs and expenses:
General and administrative	3,881,242	400,936
Bad debt expenses	—	12,735
Total operating costs and expenses	3,881,242	413,671

Income from operations	10,984,829	1,834,122

Other (income) expenses:
Finance costs	364,250	781
Realized (gain)/loss on sale/exchange of cryptocurrencies	37,651	(151,850)
Impairment of cryptocurrencies	1,151,090	16,551
Other (income)/expenses, net	23,722	(104,349)
Total other (income) expenses	1,576,713	(238,867)

Income before provision for income taxes	9,408,116	2,072,989

Current income tax expenses	1,504,833	—
Deferred income tax expenses	25,083	320,769
Income taxes expense	1,529,916	320,769

Net income	7,878,200	1,752,220
Net income (loss) attributable to non-controlling interest	(568)	—
Net income (loss) attributable to ordinary shareholders	7,878,768	1,752,220
Total	7,878,200	1,752,220

Foreign currency translation adjustment – gain	141,047	104,283
Comprehensive income	8,019,247	1,856,503
Comprehensive income attributable to non-controlling interest	(568)	—
Comprehensive income attributable to ordinary shareholders	8,019,815	1,856,503
Total	8,019,247	1,856,503

Basic & diluted net income per share	1.58	0.35

Weighted average number of ordinary shares-basic and diluted (Note 8)	5,000,000	5,000,000

The accompanying notes form an integral part of these consolidated financial statements.

BGIN BLOCKCHAIN LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(US$, except share data, or otherwise noted)

	Ordinary shares	Ordinary shares amount	Additional paid-in capital	Retained earnings	Non- controlling interest	Accumulated other comprehensive income (loss)	Total equity
Balance as of January 1, 2020	5,000,000	—	—	36,928	—	(285)	36,643
Net income	—	—	—	1,752,220	—	—	1,752,220
Currency translation adjustment	—	—	—		—	104,283	104,283
Balance as of December 31, 2020	5,000,000	—	—	1,789,148	—	103,998	1,893,146
Net income	—	—	—	7,878,768	(568)		7,878,200
Currency translation adjustment	—	—	—	—	—	141,047	141,047
Balance as of December 31, 2021	5,000,000	—	—	9,667,916	(568)	245,045	9,912,393

The accompanying notes form an integral part of these consolidated financial statements.

BGIN BLOCKCHAIN LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	For The Year Ended December 31, 2021	For The Year Ended December 31, 2020
	US$	US$
Cash Flows from Operating Activities:
Net income	7,878,200	1,752,220
Adjustments for items not affecting cash:
Depreciation	1,228,200	381,779
Impairment of cryptocurrencies	1,151,090	16,551
Loss from disposal of mining equipment	109,752	—
Bad debt expenses	—	12,735
Deferred income taxes	25,083	320,769
Changes in operating assets and liabilities
Cryptocurrencies	(21,521,656)	(4,565,439)
Prepaid expenses and other assets	(130,023)	(83,205)
Accounts payable & accrued liabilities	3,085,210	(9,118)
Taxes payable	1,504,833	—
Net cash provided from operating activities	(6,669,311)	(2,173,708)

Cash Flows from Investing Activities:
Purchase of property and equipment	(4,171,536)	(2,044,601)
Sale of cryptocurrencies	15,390,195	4,464,878
Net cash used in investing activities	11,218,659	2,420,277

Cash Flows from Financing Activities:
Repayments of related parties	(963,123)	(235,249)
Net cash used in financing activities	(963,123)	(235,249)

Effect of foreign exchange rate changes	54,678	657
Net increase in cash, cash equivalents and restricted cash	3,640,903	11,977
Cash and cash equivalents, beginning of year	11,977	—
Cash and cash equivalents, end of year	3,652,880	11,977

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Interest paid	—	—
Income taxes paid	—	—

The accompanying notes form an integral part of these consolidated financial statements.

BGIN BLOCKCHAIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and principal activities

General

The Company was incorporated in the Cayman on March 23, 2022. The Company is principally engaged in a cryptocurrency mining business through its operating subsidiary located in Hong Kong, which was incorporated on March 18, 2019.

COVID-19

The COVID-19 global pandemic has been unprecedented and unpredictable and its impact is likely to continue to result in significant national and global economic disruption, which may adversely affect our business. Although the Company has experienced some changes to its miner shipments due to disruptions in the global supply chain, the Company however does not expect any material impact on its long-term strategic plans, its operations, or its liquidity due to the impacts of COVID-19. However, the Company is actively monitoring this situation and the possible effects on its financial condition, liquidity, operations, suppliers, and the industry.

2. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principal of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

	Principal activities	Percentage of ownership	Date of incorporation	Place of incorporation
Bgin Blockchain Limited (the “Company”)	Investment holding	100%	March 23, 2022	Cayman Islands
Bgin Rig Limited (“BRL”)	Investment holding	100%	June 7, 2022	British Virgin Islands (“BVI”)
Bgin Field Limited (“BFL”)	Investment holding	100%	June 7, 2022	BVI
Bgin Tech Limited (“BTL HK”)	Mining of cryptocurrencies	100%	March 18, 2019	Hong Kong
Bgin Infrastructure, LLC (“BILC”)	Mining of cryptocurrencies	100%	September 10, 2021	US
Bgin Management, LLC (“BMLC”)	Mining of cryptocurrencies	80%	September 10, 2021	US

Reorganization

In June, 2022, the Company engaged in a corporate reorganization to roll five controlled entities (refer to table above) into the Company through a series of share exchange arrangements. The Company issued 5,000,000 ordinary shares to exchange all the outstanding shares of BRL and BFL held by these two entities’ shareholders. During the years presented in these consolidated financial statements, the controls of the five entities, have never changed since they have been always under the control of the Company’s founders and substantial shareholders, Qiuhua Li and Qingfeng Wu. Accordingly, these transactions have been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structures of BTL HK, BILC and BMLC, the Company’s major operating subsidiaries, have been retrospectively presented in prior periods as if such structures existed at that time and in accordance with ASC 805-50-45-5. Since the BTL HK was under common control for the entirety of the years ended December 31, 2021 and 2020, the results of the subsidiary are included in the consolidated financial statements for both periods.

BGIN BLOCKCHAIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of significant accounting policies (cont.)

Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual amounts could differ from those estimates and differences could be material. Changes in estimates are recorded in the period they are identified.

Significant accounting estimates reflected in the Company’s consolidated financial statements include: revenue recognition and impairment of intangible assets — cryptocurrencies.

Foreign currency and foreign currency translation

The Company’s reporting currency is the United States dollar (“US$”). The US$ is the functional currency of the Company and its BRL, BFL, BILC and BMLC subsidiaries. The Company’s operations are principally conducted through BTL HK, whose functional currency is the Renminbi (“RMB”).

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance date. The resulting exchange differences are reported in the consolidated statements of operations and comprehensive income.

The assets and liabilities of the Company’s subsidiary in the HK, which is BTL HK, are translated at the exchange spot rate at the balance sheet date, stockholders’ equity is translated at the historical rates and the revenues and expenses are translated at the average exchange rates for the periods. The resulting translation adjustments are reported under other comprehensive income in the consolidated statements of income and comprehensive income in accordance with ASC 220. The following are the exchange rates that were used in translating BTL HK’s financial statements into the consolidated financial statements:

	December 31, 2021	December 31, 2020
Year-end spot rate	US$1=RMB 6.3726	US$1=RMB 6.5250
Average rate	US$1=RMB 6.4508	US$1=RMB 6.9042

Certain risks and concentration

The Company’s financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and prepayments. As of December 31, 2021 and 2020, substantially all of the Company’s cash and cash equivalents were held in major financial institutions located in PRC, Hong Kong and USA, which management considers to being of high credit quality.

Cash and cash equivalents

Cash and cash equivalents consist of cash held in banks and financial institutions, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use.

Revenue recognition

The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers. The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

(i)     Step 1: Identify the contract with the customer

(ii)    Step 2: Identify the performance obligations in the contract

BGIN BLOCKCHAIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of significant accounting policies (cont.)

(iii)   Step 3: Determine the transaction price

(iv)   Step 4: Allocate the transaction price to the performance obligations in the contract

(v)    Step 5: Recognize revenue when the Company satisfies a performance obligation

The Company maintains and operates its own mining pools by connecting its mining rigs to the blockchain platforms to provide computing power to solve the algorithms. There are no official signing contracts required between a miner and a blockchain platforms. Instead, public contracts or protocols are published on each of the blockchain platforms regarding a miner’s role and compensation it is likely to receive. The Company provides computing power to the blockchain platforms. In exchange for providing computing power, the Company is entitled to a certain amount of cryptocurrency award for successfully adding a block to the blockchain.

Providing computing power in cryptocurrency transaction verification services is an output of the Company’s ordinary activities. The provision of providing such computing power is the only performance obligation in order to earn a cryptocurrency award. Revenue is recognized at a point in time where the Company has successfully placed a block (being the first to solve the algorithm) and received the award from the blockchain platforms. The transaction consideration the Company receives is measured at fair value at the time received, which is not materially different than the fair value at the time the Company has earned the award from the blockchain platform. There is no significant financing component in these transactions.

The Company has entered into cryptocurrency mining pools by executing contracts with the mining pool operators to provide computing power to the mining pool. The contracts are terminable at any time by either party and the Company’s enforceable right to compensation only begins when the Company provides computing power to the mining pool operator. In exchange for providing computing power, the Company is entitled to a fractional share of the fixed cryptocurrency award the mining pool operator receives (less cryptocurrency transaction fees to the mining pool operator which are immaterial and are recorded as a deduction from revenue), for successfully adding a block to the blockchain. The Company’s fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

Providing computing power in cryptocurrency transaction verification services is an output of the Company’s ordinary activities. The provision of providing such computing power is the only performance obligation in the Company’s contracts with mining pool operators. The transaction consideration the Company receives is measured at fair value on the date received, which is not materially different than the fair value at contract inception or the time the Company has earned the award from the pools. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

Fair value of the cryptocurrency award received is determined using the quoted price of the related cryptocurrency at the time of receipt.

Fair value measurement

The Company follows the accounting guidance in ASC 820, Fair Value Measurement, (“ASC 820”) for its fair value measurements of financial assets and liabilities measured at fair value on a recurring basis. Under this accounting guidance, fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

BGIN BLOCKCHAIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of significant accounting policies (cont.)

The accounting guidance requires fair value measurements be classified and disclosed in one of the following three categories:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2:	Observable inputs other than Level 1 prices, for similar assets or liabilities that are directly or indirectly observable in the marketplace.
Level 3:

Unobservable inputs which are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The Company’s financial instruments include cash and cash equivalents, accounts payable and accrued liabilities, due from related parties, and due to related parties. The carrying amounts of these financial instruments approximate their fair values due to the short-term nature of these instruments.

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of December 31, 2021 and 2020.

Property and equipment

Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Estimated useful lives for leasehold improvements are typically the lesser of the estimated useful life of the asset or the life of the term of the lease. The estimated useful lives for all other property and equipment are as follows:

Category	Life (Years)
Buildings and improvements	25
Miners and mining equipment	3
Container	5

Expenditures for maintenance and repairs are expensed as incurred. Gains and losses on disposals are the differences between net sales proceeds and carrying amount of the relevant assets and are recognized in the consolidated statements of operations and comprehensive income.

Cryptocurrencies

Cryptocurrencies are included in current assets in the accompanying consolidated balance sheets. Cryptocurrencies purchased are recorded at cost and cryptocurrencies awarded to the Company through its mining activities are accounted for in connection with the Company’s revenue recognition policy disclosed above.

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

BGIN BLOCKCHAIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of significant accounting policies (cont.)

During the year ended December 31, 2021, the Company recorded US$1,151,090 impairment charges (2020:US$16,551) on its cryptocurrency, respectively.

Purchases of cryptocurrencies by the Company are included within investing activities in the accompanying consolidated statements of cash flows. Although cryptocurrencies awarded to the Company through its mining activities are noncash items, they are included within operating activities in the accompanying consolidated statements of cash flows. The sales of cryptocurrencies are included within investing activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in other income (expense) in the consolidated statements of operations. The Company accounts for its gains or losses in accordance with the weighted average cost method of accounting.

Cost of Revenues

Cost of service consists primarily of direct production costs of mining operations, including utilities, other service charges and depreciation expenses of mining equipment.

Impairment of long-lived assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amounts to the expected future undiscounted cash flows attributable to these assets. If it is determined that an asset is not recoverable, an impairment loss is recorded in the amount by which the carrying amount of the assets exceeds the expected discounted cash flows arising from those assets.

Taxation

Current income taxes are provided on the basis of net profit for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be reversed or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of operations in the period of the enactment of the change.

The Company considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Company has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

The Company recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Company initially and subsequently measures the tax benefit as the largest amount that the Company judges to have a greater than 50% likelihood of being realized upon

BGIN BLOCKCHAIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of significant accounting policies (cont.)

ultimate settlement with a taxing authority. The Company’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Company’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Company classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.

Earnings per share

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

Segment reporting

The Company’s chief operating decision maker, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s long-lived assets are substantially all related to BTL HK’s operations and substantially all of the Company’s revenues are derived from BTL HK for the years ended December 31, 2021 and 2020. Therefore, no geographical segments are presented.

Recently issued accounting standards

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

3. Prepaid Expenses

Prepaid expenses as of December 31, 2021 and 2020 primarily represent expenditures prepaid for utilities.

4. Property and Equipment, net

Property and equipment, net consist of the following:

	December 31, 2021	December 31, 2020
	US$	US$
Mining equipment	5,245,642	3,049,680
Assembly-in-progress mining equipment	766,215	—
Container	87,034	5,844
Building	531,277	—
Land	315,500	—
Total	6,945,668	3,055,524
Less: Accumulated depreciation	(1,609,168)	(428,752)
Property and equipment, net	5,336,500	2,626,772

During the year ended December 31, 2021, the Company recorded depreciation expenses of US$1,228,200 (2020: US$381,779).

During the year ended December 31, 2021, the Company recorded US$109,752 loss from disposal of mining equipment (2020:US$nil).

BGIN BLOCKCHAIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Cryptocurrencies

The following table presents information about our cryptocurrencies:

	December 31, 2021	December 31, 2020
	US$	US$
Beginning balance	88,892	3,027
Cryptocurrencies mined	21,521,656	4,565,439
Sale/exchange of cryptocurrencies	(15,390,195)	(4,464,878)
Impairment of cryptocurrencies	(1,151,090)	(16,551)
Foreign exchange effects	63,241	1,855
Ending balance	5,132,504	88,892

During the year ended December 31, 2021, the Company impaired intangible assets of US$1,151,090 (2020: US$16,551). The impairment loss was recognized in the other expenses on the Consolidated Statements of Operations and Comprehensive Income.

The following table presents ending balance about each of our cryptocurrencies:

	December 31, 2021	December 31, 2020
	US$	US$
Coin E	125,829	—
Coin B	513	518
Coin G	527,049	1,174
Coin D	36,451	5,548
Coin C	1,199,513	41,899
USDT	3,235,694	34,835
Others	7,455	4,918
Total	5,132,504	88,892

6. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

	December 31, 2021	December 31, 2020
	US$	US$
Trades payable	19,415	205,251
Salary payables	3,124,106	19,973
Total	3,143,521	225,224

7. Income Taxes

Cayman Islands & BVI

Under the current laws of the Cayman Islands and BVI, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

US

Under the current Delaware state and US federal income tax, the Company’s Delaware limited liability company (“LLC”) subsidiaries, BILC and BMLC, are subject to the Delaware state’s franchise tax. The Delaware franchise tax rate is a flat rate of US$300 for calendar year of 2021 (2020:US$300). The Company’s subsidiaries, BILC and BMLC

BGIN BLOCKCHAIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Income Taxes (cont.)

both recorded net loss in 2021, the year they were incorporated. Therefore, there were no income taxes recorded on entity level should the Company elected to file these two LLC subsidiaries under C-corporation taxation, which will be subject to an 8.7% Delaware state income tax and a 21% federal income tax for calendar year of 2021.

Hong Kong

On December 29, 2017, Hong Kong government announced a two-tiered profit tax rate regime. Under the two-tiered tax rate regime, the first HK$2.0 million assessable profits will be subject to a 8.25% lower tax rate and the remaining taxable income will continued to be taxed at the existing 16.5% tax rate. The two-tiered tax regime becomes effective from the assessment year of 2018/19, which is on or after April 1, 2018. The application of the two-tiered rates is restricted to only one nominated enterprise among connected entities. BTL HK is nominated by the Company as the entity to apply the two-tiered rates for the years ended December 31, 2021 and 2020.

Reconciliation of the differences between statutory tax rate and the effective tax rate

The Company operates in serval tax jurisdictions. Therefore, its income is subject to various rates of taxation. The income tax expense differs from the amount that would have resulted from applying the Cayman Islands statutory income tax rates to the Company’s pre-tax income as follows:

	December 31, 2021	December 31, 2020
	US$	US$
Income before income tax expenses	9,408,116	2,072,989
Cayman Islands statutory income tax rate	—%	—%
Income tax calculated at statutory rate	—	—
Change in income tax expense resulting from:
Rate differences in various jurisdictions	1,607,975	—
Loss carried forward	—	(34,249)
Utilization of tax loss carryforward	(56,485)	—
Temporary differences	(21,574)	355,018
Income tax expense/Effective tax rate	1,529,916	320,769

Deferred tax assets (liabilities), net as of December 31, 2021 and 2020 consist of the following:

	December 31, 2021	December 31, 2020
Deferred tax assets
Net operating loss carrying forward	$—	$55,166
Allowance for doubtful accounts	2,117	2,067
Intangible assets – Cryptocurrencies	181,558	2,685
Total deferred tax assets	$183,675	$59,918

Deferred tax liabilities
Property and equipment	(560,193)	(402,844)
Deferred tax liabilities, net	$(376,518)	$(342,926)

As of December 31, 2021 and 2020, the Company had net operating loss carryforwards of $nil and $55,166 related to its operating entity, BTL TK, respectively. The net operating loss can be carried forward for Hong Kong entities indefinitely.

BGIN BLOCKCHAIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Income Taxes (cont.)

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2021 and 2020, the Company did not have any significant unrecognized uncertain tax positions.

8. Ordinary Shares

The Company’s ordinary shares include:

i)       39,540,000 Class A shares of US$0.001 par value each; and

ii)      10,460,000 Class B share of US$0.001 par value each.

In June, 2022, the Company engaged in a corporate reorganization to roll five controlled entities into the Company through a series of share exchange arrangements. The Company issued 5,000,000 ordinary shares, including 3,954,000 Class A ordinary shares and 1,046,000 Class B ordinary shares, to exchange all the outstanding shares of BRL and BFL held by these two entities’ shareholders. As a result of the reorganization, although these shares were issued subsequent to December 31, 2021, they have been retrospectively applied to the years ended December 31, 2021 and 2020 as if the shares had already existed in those fiscal years. The 5,000,000 ordinary shares issued, in theory, have a total par value of $5,000. As the shares were issued as part of share exchange agreement and no proceeds were actually collected, the par value was not recognized as it would have been offset by a corresponding share issuance discount of $5,000, resulting no financial impact to the equity statement.

9. Earnings per share

Basic and diluted net earnings per share for each of the years presented are calculated as follows:

	December 31, 2021	December 31, 2020
	US$	US$
Numerator:
Net Income attributable to ordinary shareholders – basic and diluted	7,878,768	1,752,220

Denominator:
Weighted average number of ordinary shares outstanding – basic and diluted	5,000,000	5,000,000
Earnings per share attributable to ordinary shareholders – basic and diluted	1.58	0.35

Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period.

10. Commitments and Contingencies

Operating leases

The Company did not have material operating leases during the years ended December 31, 2021 and 2020.

Other commitments

The Company did not have other significant commitments, long-term obligations, or guarantees as of December 31, 2021 and 2020.

BGIN BLOCKCHAIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Commitments and Contingencies (cont.)

Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on our consolidated business, financial position, cash flows or results of operations taken as a whole. As of December 31, 2021, the Company is not a party to any material legal or administrative proceedings.

Through the operating subsidiary BTL HK, the Company had entered into agreements with its affiliated entities, which operate its subsidiaries’ mining machines in Mainland China. As of the date of this prospectus, the Company’s mining machines in China are operated in a hosting facility in Guangxi province, and for the fiscal years ended December 31, 2020 and 2021, its mining machines were operated in a few additional mining facilities located in several different provinces in China. The operations of mining machines in China are subject to the certain laws and regulations governing the cryptocurrency mining activities in Mainland China. As such, the Company could be subject to potential fines and penalties should the Company’s operations in China is determined to be in violation of such applicable laws and regulations.

11. Related Party Transactions and Balances

Related Parties

Name of related parties	Relationship with the Company
Qingfeng Wu (Mr. Wu)	Founder, chief executive officer, and principal shareholder
Qiuhua Li (Mr. Li)	Founder, chairman of the board of directors, director, and principal shareholder
Shanghai Chuangye Information Tech Co., Ltd. (“SCITC”)	Company controlled by Mr. Li
Shenzhen Bgin Tech Co., Ltd. (“SZ Bgin”)	Company controlled jointly controlled by Mr. Wu and Mr. Li
Zhongshan Bgin Tech Co., Ltd (“ZS Bgin”)	Wholly owned subsidiary of SZ Bgin
Igvault HK limited (“IGV HK”)	Company controlled by Mr. Li’s spouse
Shanghai HuiShi Information Technology Co., Ltd.	Company controlled by Mr. Li

Related Party Transactions

The Company had the following related party transactions:

(i)     During the year ended December 31, 2021, the Company sold cryptocurrencies with total proceeds of US$280,512 (2020: US$ nil) to SCITC.

(ii)    During the year ended December 31, 2021, the Company incurred US$25,778 (2020: US$ 83,668) technical supports and maintenance services provided by ZS Bgin.

(iii)   During the year ended December 31, 2021, the Company sold cryptocurrencies with total proceeds of US$654,840 (2020: US$ nil) to IGV HK.

(iv)   During the year ended December 31, 2021, the Company received management services in the amount of US$279,035 (2020: US139,046) from SZ Bgin.

BGIN BLOCKCHAIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Related Party Transactions and Balances (cont.)

The Company receives advances from Mr. Wu from time to time to support the Company’s working capital needs. To repay the loan advances due to Mr. Wu, the Company occasionally uses Mr. Wu’s bank account to collect proceeds from sales of cryptocurrencies on behalf of the Company. This will sometimes lead to a positive related party balance due from Mr. Wu when the proceeds collected by Mr. Wu exceeded the loan advances payable to him.

In addition, the Company receives advances from Mr. Li from time to time to support the Company’s working capital needs.

Due from related party balance

The Company’s due from related party balances as of December 31, 2021 and 2020 are as follows:

	December 31, 2021	December 31, 2020
	US$	US$
Qingfeng Wu	702,283	210,662
Zhongshan Bgin Tech Co., Ltd	2,387	—
Shanghai Chuangye Information Tech Co., Ltd	283,954	—
Total	988,624	210,662

The due from related party balances as of December 31, 2021 and 2020 are unsecured, interest-free and due on demand.

Due to related party balance

The Company’s due to related party balances as of December 31, 2021 and 2020 are as follows:

	December 31, 2021	December 31, 2020
	US$	US$
Qiuhua Li	362,745	473,416
Shenzhen Bgin Tech Co., Ltd.	—	78,157
Total	362,745	551,573

The due to related party balances as of December 31, 2021 and 2020 are unsecured, interest-free and due on demand.

12. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2021, through the date the consolidated financial statements were available to issue, and concluded that no subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements other than the following:

•        On May 23, 2022, 3,954,000 Class A ordinary shares and 1,046,000 Class B ordinary shares of the Company were issued on par value to the Company’s founders, officers and directors. As a result of the reorganization, although these shares were issued subsequent to December 31, 2021, they have been retrospectively applied to calculate the earnings per shares for the years ended December 31, 2021 and 2020 as if the shares were issued and outstanding in those fiscal years.

BGIN BLOCKCHAIN LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2022 AND DECEMBER 31, 2021
(US$, except share data, or otherwise noted)

	June 30, 2022	December 31, 2021
	US$	US$
	(Unaudited)
Assets
Current Assets
Cash and cash equivalents	4,629,253	3,652,880
Prepaid expenses	227,915	207,968
Other receivable	137,000	—
Deferred costs	436,075	—
Due from related parties	34,161	988,624
Intangible assets – cryptocurrencies	4,861,140	5,132,504
Total current assets	10,325,544	9,981,976
Non-current assets
Property and equipment, net	7,462,030	5,336,500
Total assets	17,787,574	15,318,476

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Current liabilities
Accounts payable and accrued liabilities	276,404	3,143,521
Taxes payable	2,339,237	1,523,299
Due to related party	374,327	362,745
Total current liabilities	2,989,968	5,029,565
Deferred income tax liabilities	443,738	376,518
Total liabilities	3,433,706	5,406,083

Commitments and contingencies
Shareholders’ equity
Class A ordinary shares, $0.001 par value, 40,000,000 shares authorized, 3,954,000 and 3,954,000 issued and outstanding	—	—
Class B ordinary shares, $0.001 par value, 10,000,000 shares authorized, 1,046,000 and 1,046,000 shares issued and outstanding	—	—
Retained earnings	14,615,583	9,667,916
Accumulated other comprehensive income	(350,819)	245,045
Total shareholders’ equity	14,264,764	9,912,961
Non-controlling interest	89,104	(568)
Total liabilities and shareholders’ equity	17,787,574	15,318,476

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

BGIN BLOCKCHAIN LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021
(US$, except share data, or otherwise noted)

	For The Six Months Ended June 30, 2022	For The Six Months Ended June 30, 2021
	US$	US$
	(Unaudited)	(Unaudited)
Revenues	11,300,881	11,995,918
Costs of Services	3,499,097	3,660,543
Gross profit	7,801,784	8,335,375

Operating costs and expenses:
General and administrative	642,790	293,278
Research and development	1,802,859	—
Total operating costs and expenses	2,445,649	293,278

Income from operations	5,356,135	8,042,097

Other (income) expenses:
Foreign exchange gain	(338,033)	—
Finance costs	100,860	75,296
Realized (gain)/loss on sale/exchange of cryptocurrencies	(1,288,286)	(751,901)
Impairment of cryptocurrencies	933,498	485,441
Other (income)/expenses, net	2,309	(26,072)
Total other (income) expenses	(589,652)	(217,236)

Income before provision for income taxes	5,945,787	8,259,333

Current income tax expenses	920,041	1,200,815
Deferred income tax expenses	88,407	132,063
Income taxes expense	1,008,448	1,332,878

Net income	4,937,339	6,926,455
Net income (loss) attributable to non-controlling interest	(10,328)	—
Net income (loss) attributable to ordinary shareholders	4,947,667	6,926,455
Total	4,937,339	6,926,455

Foreign currency translation adjustment – gain (loss)	(595,864)	34,621
Comprehensive income	4,341,475	6,961,076
Comprehensive income attributable to non-controlling interest	(10,328)	—
Comprehensive income attributable to ordinary shareholders	4,351,803	6,961,076
Total	4,341,475	6,961,076

Basic & diluted net income per share	0.99	1.39

Weighted average number of ordinary shares-basic and diluted	5,000,000	5,000,000

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

BGIN BLOCKCHAIN LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021
(US$, except share data, or otherwise noted)

	Ordinary shares	Ordinary shares amount	Additional paid-in capital	Retained earnings	Non- controlling interest	Accumulated other comprehensive income (loss)	Total equity
Balance as of December 31, 2020	5,000,000	—	—	1,789,148	—	103,998	1,893,146
Net income	—	—	—	6,926,455	—		6,926,455
Currency translation adjustment	—	—	—	—	—	34,621	34,621
Balance as of June 30, 2021 (unaudited)	5,000,000	—	—	6,926,455	—	138,619	8,854,222
	Ordinary shares	Ordinary shares amount	Additional paid-in capital	Retained earnings	Non- controlling interest	Accumulated other comprehensive income (loss)	Total equity
Balance as of December 31, 2021	5,000,000	—	—	9,667,916	(568)	245,045	9,912,393
Net income	—	—	—	4,947,667	(10,328)		4,937,339
Shareholder contribution	—	—	—	—	100,000	—	100,000
Currency translation adjustment	—	—	—	—	—	(595,864)	(595,864)
Balance as of June 30, 2022 (unaudited)	5,000,000	—	—	14,615,583	89,104	(350,819)	14,353,868

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

BGIN BLOCKCHAIN LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

	For The Six Months Ended June 30, 2022	For The Six Months Ended June 30, 2021
	US$	US$
	(Unaudited)	(Unaudited)
Cash Flows from Operating Activities:
Net income	4,937,339	6,926,455
Adjustments for items not affecting cash:
Depreciation	792,790	562,519
Impairment of cryptocurrencies	933,498	485,441
Loss from disposal of mining equipment	36,319	—
Deferred income taxes	88,407	132,063
Changes in operating assets and liabilities
Cryptocurrencies	(11,300,881)	(11,995,918)
Prepaid expenses and other assets	(30,053)	38,867
Other receivable	(137,000)	—
Accounts payable & accrued liabilities	(2,807,441)	108,714
Taxes payable	920,041	1,200,815
Other liabilities	—	78,819
Net cash used by operating activities	(6,566,981)	(2,462,225)

Cash Flows from Investing Activities:
Purchase of property and equipment	(3,216,732)	(1,791,902)
Sale of cryptocurrencies	10,390,071	10,250,564
Net cash provided by investing activities	7,173,339	8,458,662

Cash Flows from Financing Activities:
Proceeds from (repayments) of related parties	967,250	(917,256)
Increase in deferred IPO costs	(450,813)	—
Capital contribution from non-controlling shareholders	100,000	—
Net cash provided by (used in) financing activities	616,437	(917,256)

Effect of foreign exchange rate changes	(246,422)	10,809
Net increase in cash, cash equivalents and restricted cash	976,373	5,089,989
Cash and cash equivalents, beginning of year	3,652,880	11,977
Cash and cash equivalents, end of year	4,629,253	5,101,966

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Interest paid	—	—
Income taxes paid	—	—

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

BGIN BLOCKCHAIN LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Organization and principal activities

General

The Company was incorporated in the Cayman on March 23, 2022. The Company is principally engaged in a cryptocurrency mining business through its operating subsidiary located in Hong Kong, which was incorporated on March 18, 2019.

COVID-19

The COVID-19 global pandemic has been unprecedented and unpredictable and its impact is likely to continue to result in significant national and global economic disruption, which may adversely affect our business. Although the Company has experienced some changes to its miner shipments due to disruptions in the global supply chain, the Company however does not expect any material impact on its long-term strategic plans, its operations, or its liquidity due to the impacts of COVID-19. However, the Company is actively monitoring this situation and the possible effects on its financial condition, liquidity, operations, suppliers, and the industry.

2. Summary of significant accounting policies

Basis of presentation

The unaudited condensed consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In the opinion of management, these unaudited condensed consolidated interim financial statements reflect all adjustments, consisting of normal recurring adjustments, which are necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, cash flows and changes in equity for the interim periods presented. These unaudited condensed financial statements do not include certain information and footnote disclosures as required by the U.S. GAAP for complete annual financial statements. Therefore, these unaudited condensed consolidated interim financial statements should be read in conjunction with the financial statements and related notes included in the Company’s first initial offering Registration Statement on Form F-1 for the years ended December 31, 2021 and 2020.

Principal of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

	Principal activities	Percentage of ownership	Date of incorporation	Place of incorporation
Bgin Blockchain Limited (the “Company”)	Investment holding	100%	March 23, 2022	Cayman Islands
Bgin Rig Limited (“BRL”)	Investment holding	100%	June 7, 2022	British Virgin Islands (“BVI”)
Bgin Field Limited (“BFL”)	Investment holding	100%	June 7, 2022	BVI
Bgin Tech Limited (“BTL HK”)	Mining of cryptocurrencies	100%	March 18, 2019	Hong Kong
Bgin Infrastructure, LLC (“BILC”)	Mining of cryptocurrencies	100%	September 10, 2021	US
Bgin Management, LLC (“BMLC”)	Mining of cryptocurrencies	80%	September 10, 2021	US

BGIN BLOCKCHAIN LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. Summary of significant accounting policies (cont.)

Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual amounts could differ from those estimates and differences could be material. Changes in estimates are recorded in the period they are identified.

Significant accounting estimates reflected in the Company’s consolidated financial statements include: revenue recognition and impairment of intangible assets — cryptocurrencies.

Foreign currency and foreign currency translation

The Company’s reporting currency is the United States dollar (“US$”). The US$ is the functional currency of the Company and its BRL, BFL, BILC and BMLC subsidiaries. The Company’s operations are principally conducted through BTL HK, whose functional currency is the Renminbi (“RMB”).

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance date. The resulting exchange differences are reported in the consolidated statements of operations and comprehensive income.

The assets and liabilities of the Company’s subsidiary in the HK, which is BTL HK, are translated at the exchange spot rate at the balance sheet date, stockholders’ equity is translated at the historical rates and the revenues and expenses are translated at the average exchange rates for the periods. The resulting translation adjustments are reported under other comprehensive income in the consolidated statements of income and comprehensive income in accordance with ASC 220. The following are the exchange rates that were used in translating BTL HK’s financial statements into the consolidated financial statements:

	June 30, 2022	June 30, 2021	December 31, 2021
Period-end spot rate	US$1=RMB 6.6981	N/A	US$1=RMB 6.3726
Average rate	US$1=RMB 6.4791	US$1=RMB 6.4702	N/A

Certain risks and concentration

The Company’s financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and prepayments. As of June 30, 2022 and December 31, 2021, substantially all of the Company’s cash and cash equivalents were held in major financial institutions located in PRC, Hong Kong and USA, which management considers to being of high credit quality.

Cash and cash equivalents

Cash and cash equivalents consist of cash held in banks and financial institutions, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use.

Revenue recognition

The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers. The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

(i)     Step 1: Identify the contract with the customer

(ii)    Step 2: Identify the performance obligations in the contract

BGIN BLOCKCHAIN LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. Summary of significant accounting policies (cont.)

(iii)   Step 3: Determine the transaction price

(iv)   Step 4: Allocate the transaction price to the performance obligations in the contract

(v)    Step 5: Recognize revenue when the Company satisfies a performance obligation

The Company maintains and operates its own mining pools by connecting its mining rigs to the blockchain platforms to provide computing power to solve the algorithms. There are no official signing contracts required between a miner and a blockchain platforms. Instead, public contracts or protocols are published on each of the blockchain platforms regarding a miner’s role and compensation it is likely to receive. The Company provides computing power to the blockchain platforms. In exchange for providing computing power, the Company is entitled to a certain amount of cryptocurrency award for successfully adding a block to the blockchain.

Providing computing power in cryptocurrency transaction verification services is an output of the Company’s ordinary activities. The provision of providing such computing power is the only performance obligation in order to earn a cryptocurrency award. Revenue is recognized at a point in time where the Company has successfully placed a block (being the first to solve the algorithm) and received the award from the blockchain platforms. The transaction consideration the Company receives is measured at fair value at the time received, which is not materially different than the fair value at the time the Company has earned the award from the blockchain platform. There is no significant financing component in these transactions.

Fair value of the cryptocurrency award received is determined using the quoted price of the related cryptocurrency at the time of receipt.

Fair value measurement

The Company follows the accounting guidance in ASC 820, Fair Value Measurement, (“ASC 820”) for its fair value measurements of financial assets and liabilities measured at fair value on a recurring basis. Under this accounting guidance, fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

The accounting guidance requires fair value measurements be classified and disclosed in one of the following three categories:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2:	Observable inputs other than Level 1 prices, for similar assets or liabilities that are directly or indirectly observable in the marketplace.
Level 3:

Unobservable inputs which are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The Company’s financial instruments include cash and cash equivalents, other receivable, accounts payable and accrued liabilities, tax payable, other liabilities, and due from related parties, and due to related parties. The carrying amounts of these financial instruments approximate their fair values due to the short-term nature of these instruments.

BGIN BLOCKCHAIN LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. Summary of significant accounting policies (cont.)

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of June 30, 2022 and December 31, 2021.

Property and equipment

Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Estimated useful lives for leasehold improvements are typically the lesser of the estimated useful life of the asset or the life of the term of the lease. The estimated useful lives for all other property and equipment are as follows:

Category	Life (Years)
Buildings and improvements	25
Miners and mining equipment	3
Container	5

Expenditures for maintenance and repairs are expensed as incurred. Gains and losses on disposals are the differences between net sales proceeds and carrying amount of the relevant assets and are recognized in the consolidated statements of operations and comprehensive income.

Cryptocurrencies

Cryptocurrencies are included in current assets in the accompanying consolidated balance sheets. Cryptocurrencies purchased are recorded at cost and cryptocurrencies awarded to the Company through its mining activities are accounted for in connection with the Company’s revenue recognition policy disclosed above.

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

During the six months ended June 30, 2022, the Company recorded US$933,498 impairment charges (2021:US$485,441) on its cryptocurrency, respectively.

Purchases of cryptocurrencies by the Company are included within investing activities in the accompanying consolidated statements of cash flows. Although cryptocurrencies awarded to the Company through its mining activities are noncash items, they are included within operating activities in the accompanying consolidated statements of cash flows. The sales of cryptocurrencies are included within investing activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in other income (expense) in the consolidated statements of operations. The Company accounts for its gains or losses in accordance with the weighted average cost method of accounting.

Cost of Revenues

Cost of service consists primarily of direct production costs of mining operations, including utilities, other service charges and depreciation expenses of mining equipment.

BGIN BLOCKCHAIN LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. Summary of significant accounting policies (cont.)

Impairment of long-lived assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amounts to the expected future undiscounted cash flows attributable to these assets. If it is determined that an asset is not recoverable, an impairment loss is recorded in the amount by which the carrying amount of the assets exceeds the expected discounted cash flows arising from those assets.

Taxation

Current income taxes are provided on the basis of net profit for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be reversed or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of operations in the period of the enactment of the change.

The Company considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Company has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

The Company recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Company initially and subsequently measures the tax benefit as the largest amount that the Company judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Company’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Company classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.

Earnings per share

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

BGIN BLOCKCHAIN LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. Summary of significant accounting policies (cont.)

Segment reporting

The Company’s chief operating decision maker, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s long-lived assets are substantially all related to BTL HK’s operations and substantially all of the Company’s revenues are derived from BTL HK for the six months ended June 30, 2022 and 2021. Therefore, no geographical segments are presented.

Recently issued accounting standards

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

3. Deferred Costs

Deferred costs represented the incremental costs incurred for the Company’s initial public offering (“IPO”). These costs primary include specific legal costs, accounting costs and professional consulting costs. These costs are deferred and will be charged against the gross proceeds of the IPO at completion.

4. Property and Equipment, net

Property and equipment, net consist of the following:

	June 30, 2022	December 31, 2021
	US$	US$
Mining equipment	6,795,203	5,245,642
Assembly-in-progress mining equipment	559,503	766,215
Container	488,462	87,034
Building	910,488	531,277
Land	508,867	315,500
Total	9,262,523	6,945,668
Less: Accumulated depreciation	(1,800,493)	(1,609,168)
Property and equipment, net	7,462,030	5,336,500

During the six months ended June 30, 2022, the Company recorded depreciation expenses of US$792,790 (2021: US$562,519).

During the six months ended June 30, 2022, the Company recorded US$36,319 loss from disposal of mining equipment (2021:US$nil).

5. Cryptocurrencies

The following table presents information about our cryptocurrencies:

	June 30, 2022	December 31, 2021
	US$	US$
Beginning balance	5,132,504	88,892
Cryptocurrencies mined	11,300,881	21,521,656
Sale/exchange of cryptocurrencies	(10,390,071)	(15,390,195)
Impairment of cryptocurrencies	(933,498)	(1,151,090)
Foreign exchange effects	(248,676)	63,241
Ending balance	4,861,140	5,132,504

BGIN BLOCKCHAIN LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5. Cryptocurrencies (cont.)

During the six months ended June 30, 2022, the Company impaired intangible assets of US$933,498 (2021: US$485,441). The impairment loss was recognized in the other expenses on the Consolidated Statements of Operations and Comprehensive Income.

6. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

	June 30, 2022	December 31, 2021
	US$	US$
Trades payable	58,472	19,415
Salary payables	217,932	3,124,106
Total	276,404	3,143,521

7. Income Taxes

Cayman Islands & BVI

Under the current laws of the Cayman Islands and BVI, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

US

Under the current Delaware state and US federal income tax, the Company’s Delaware limited liability company (“LLC”) subsidiaries, BILC and BMLC, are subject to the Delaware state’s franchise tax. The Delaware franchise tax rate is a flat rate of US$300 for calendar years of 2022 and 2021. The Company’s subsidiaries, BILC and BMLC both recorded net loss in the six months ended June 30, 2022 and 2021. Therefore, there were no income taxes recorded on entity level should the Company elected to file these two LLC subsidiaries under C-corporation taxation, which will be subject to an 8.7% Delaware state income tax and a 21% federal income tax for six months ended June 30, 2022 and 2021.

8. Ordinary Shares

The Company’s ordinary shares include:

i)       39,540,000 Class A shares of US$0.001 par value each; and

ii)      10,460,000 Class B share of US$0.001 par value each.

In June 2022, the Company engaged in a corporate reorganization to roll five controlled entities into the Company through a series of share exchange arrangements. The Company issued 5,000,000 ordinary shares, including 3,954,000 Class A ordinary shares and 1,046,000 Class B ordinary shares, to exchange all the outstanding shares of BRL and BFL held by these two entities’ shareholders. As a result of the reorganization, although these shares were issued in June 2022, they have been retrospectively applied to the six-month period ended June 30, 2021 as if the shares had already existed in that fiscal period. The 5,000,000 ordinary shares issued, in theory, have a total par value of $5,000. As the shares were issued as part of share exchange agreement and no proceeds were actually collected, the par value was not recognized as it would have been offset by a corresponding share issuance discount of $5,000, resulting no financial impact to the equity statement.

During the six months ended June 30, 2022, shareholders of the Company’s subsidary BMLC, contributed a total of $500,000 additional share capital into the subsidiary. The Company, which is the controlling shareholder, contributed $400,000 and the amount is fully eliminated on consolidation. The non-controlling interest shareholders contributed $100,000.

BGIN BLOCKCHAIN LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9. Earnings per share

Basic and diluted net earnings per share for each of the six-month periods presented are calculated as follows:

	June 30, 2022	June 30, 2021
	US$	US$
Numerator:
Net Income attributable to ordinary shareholders – basic and diluted	4,947,667	6,926,455

Denominator:
Weighted average number of ordinary shares outstanding – basic and diluted	5,000,000	5,000,000
Earnings per share attributable to ordinary shareholders – basic and diluted	0.99	1.39

Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period.

10. Commitments and Contingencies

Operating leases

The Company did not have material operating leases during the six months ended June 30, 2022 and 2021.

Other commitments

The Company did not have other significant commitments, long-term obligations, or guarantees as of June 30, 2022 and December 31, 2021.

Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on our consolidated business, financial position, cash flows or results of operations taken as a whole. As of June 30, 2022, the Company is not a party to any material legal or administrative proceedings.

Through the operating subsidiary BTL HK, the Company had entered into agreements with its affiliated entities, which operate its subsidiaries’ mining machines in Mainland China. As of the date of this prospectus, the Company’s mining machines in China are operated in a hosting facility in Guangxi province, and for the six months ended June 30, 2022 and 2021, its mining machines were operated in a few additional mining facilities located in several different provinces in China. The operations of mining machines in China are subject to the certain laws and regulations governing the cryptocurrency mining activities in Mainland China. As such, the Company could be subject to potential fines and penalties should the Company’s operations in China is determined to be in violation of such applicable laws and regulations.

BGIN BLOCKCHAIN LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. Related Party Transactions and Balances

Related Parties

Name of related parties	Relationship with the Company
Qingfeng Wu (Mr. Wu)	Founder, chief executive officer, and principal shareholder
Qiuhua Li (Mr. Li)	Founder, chairman of the board of directors, director, and principal shareholder
Shanghai Chuangye Information Tech Co., Ltd. (“SCITC”)	Company controlled by Mr. Li
Shenzhen Bgin Tech Co., Ltd. (“SZ Bgin”)	Company controlled jointly controlled by Mr. Wu and Mr. Li
Zhongshan Bgin Tech Co., Ltd (“ZS Bgin”)	Wholly owned subsidiary of SZ Bgin
Igvault HK limited (“IGV HK”)	Company controlled by Mr. Li’s spouse
Shanghai HuiShi Information Technology Co., Ltd.	Company controlled by Mr. Li

Related Party Transactions

The Company had the following related party transactions:

(i)     During the six months ended June 30, 2021, the Company sold cryptocurrencies with total proceeds of US$ 101,492 to SCITC. There were no such sales in the same period of 2022.

(ii)    During the six months ended June 30, 2021, the Company sold cryptocurrencies with total proceeds of US$ 60,850 to IGV HK. There were no such sales in the same period of 2022.

(iv)   During the six months ended June 30, 2022, the Company received management services in the amount of $313,854 (2021:US$139,100) from SZ Bgin.

The Company receives advances from Mr. Wu from time to time to support the Company’s working capital needs. To repay the loan advances due to Mr. Wu, the Company occasionally uses Mr. Wu’s bank account to collect proceeds from sales of cryptocurrencies on behalf of the Company. This will sometimes lead to a positive related party balance due from Mr. Wu when the proceeds collected by Mr. Wu exceeded the loan advances payable to him.

In addition, the Company receives advances from Mr. Li from time to time to support the Company’s working capital needs.

Due from related party balance

The Company’s due from related party balances as of June 30, 2022 and December 31, 2021 are as follows:

	June 30, 2022	December 31, 2021
	US$	US$
Qingfeng Wu	34,161	702,283
Zhongshan Bgin Tech Co., Ltd	—	2,387
Shanghai Chuangye Information Tech Co., Ltd	—	283,954
Total	34,161	988,624

The due from related party balances as of June 30, 2022 and December 31, 2021 are unsecured, interest-free and due on demand.

BGIN BLOCKCHAIN LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. Related Party Transactions and Balances (cont.)

Due to related party balance

The Company’s due to related party balances as June 30, 2022 and December 31, 2021 are as follows:

	June 30, 2022	December 31, 2021
	US$	US$
Qiuhua Li	345,117	362,745
Shenzhen Bgin Tech Co., Ltd.	29,210	—
Total	374,327	362,745

The due to related party balances as of June 30, 2022 and December 31, 2021 are unsecured, interest-free and due on demand.

12. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to June 30, 2022, through the date the consolidated financial statements were available to issue, and concluded that no subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements, except the following event:

•        On November 10, 2022, FTX, a Bahamas-based cryptocurrency exchange, filed for Chapter 11 bankruptcy. We had stored cryptocurrencies valued at US$1,120,000 in the hot wallets maintained on FTX prior to its bankruptcy. This is a type II subsequent event and hence the amount of US$1,120,000 is impaired in the period after June 30, 2022.

Until            , all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Class A Ordinary Shares

BGIN BLOCKCHAIN LIMITED

Prospectus dated            , 2023

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to the public policy, such as providing indemnification against civil fraud or the consequences of committing a crime.

Our amended and restated memorandum and articles will provide that each officer or director of our company (but not auditors) shall be indemnified to the maximum extent permitted by law, out of our assets against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of such person’s own actual fraud, wilful default or wilful neglect, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his or her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Under the form of indemnification agreement to be filed as Exhibit 10.1 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.    RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. We believe that our issuances of options to our employees, directors, officers and consultants were exempt from registration under the Securities Act in reliance on Rule 701 under the Securities Act. No underwriters were involved in these issuances of securities.

Purchaser	Date of Issuance	Number of Securities	Consideration (US$)
Class A ordinary shares
Amarillo Starlight Limited	May 23, 2022	210,000	US$ 210.0
Arete River (BVI) Ltd	May 23, 2022	95,500	US$ 95.5
Brahma Eye Limited	May 23, 2022	246,000	US 246.0
Caerus Meta Limited	May 23, 2022	115,000	US$ 115.0
Centenary Hope Limited	May 23, 2022	76,500	US$ 76.5
E.C Sagittarius Limited	May 23, 2022	85,000	US$ 85.0
Extreme Beauty Corporate Consulting Limited	May 23, 2022	145,600	US$ 145.6
Inchoi Investment Limited	May 23, 2022	225,000	US$ 225.0
Jeff Peng (BVI) Ltd	May 23, 2022	101,500	US$ 101.5
MetaStarry Investment Limited	May 23, 2022	247,000	US$ 247.0
Moon Apollo Limited	May 23, 2022	175,000	US$ 175.0
Moon Aquarius Limited	May 23, 2022	1,758,500	US$ 1,758.5
Plutus Meta Limited	May 23, 2022	203,000	US$ 203.0
Prototal Enterprises Limited	May 23, 2022	187,200	US$ 187.2
Silverfountain Company Limited	May 23, 2022	83,200	US$ 83.2
Class B ordinary shares
Decho Investment Limited	May 23, 2022	1,046,000	US$ 1,046.0

ITEM 8.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)    Exhibits

See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b)    Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9.    UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)    For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1*	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect
3.2*	Amended and Restated Memorandum and Articles of Association of the Registrant, to be effective upon the effectiveness of the Registration Statement on Form F-1, of which this prospectus is a part
4.1*	Registrant’s Specimen Certificate for Class A Ordinary Shares
5.1*	Opinion of Ogier regarding the validity of the ordinary shares being registered
8.1*	Opinion of Nixon Peabody CWL regarding certain Hong Kong tax matters (included as Exhibit 99.2)
10.1*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers
10.2*	Form of Employment Agreement between the Registrant and each of its directors and executive officers
10.3*	Services Agreement entered into by and between Bgin HK and Shenzhen Bgin, dated January 1, 2023
10.4*	Cryptocurrency Mining Facility Ground Lease entered into by and between Bgin Infrastructure US and 415 Leavenworth Street Limited Liability Company, dated April 14, 2022
10.5*	English Translation of the Offices Services Agreement entered into by and between Bgin Chip Limited and Bela Offices Limited, dated July 14, 2022
10.6*	Hosting Agreement between Baxter-Kenworthy Electric, Inc. and Bgin HK, dated August 1, 2022
10.7*	Electronic Data Processing Services Agreement between Blockchain Power Corp. and Bgin HK, dated August 29, 2022
21.1*	Principal Subsidiaries of the Registrant
23.1*	Consent of ZH CPA, LLC
23.2*	Consent of Ogier (included in Exhibit 5.1)
23.3*	Consent of Nixon Peabody CWL (included in Exhibit 99.2)
23.4*	Consent of Commerce & Finance Law Offices (included in Exhibit 99.3)
24.1**	Powers of Attorney (included on signature page)
99.1*	Code of Business Conduct and Ethics of the Registrant
99.2*	Opinion of Nixon Peabody CWL regarding certain Hong Kong law matters
99.3*	Opinion of Commerce & Finance Law Offices regarding certain PRC law matters
99.4*	Consent of Frost & Sullivan
99.5*	Consent of (Registrant’s director nominee)
99.6*	Consent of (Registrant’s director nominee)
99.7*	Charter of the Audit Committee of the Registrant’s Board of Directors
99.9*	Charter of the Compensation Committee of the Registrant’s Board of Directors
99.10*	Charter of the Nominating and Corporate Governance Committee of the Registrant’s Board of Directors
107*	Filing Fee Table

____________

*        To be filed by amendment

**      Previously filed

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on            , 2023.

Bgin Blockchain Limited
By:

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints            and            as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of Class A ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Chairman of the Board of Directors and Director	, 2023
Name:	(Principal Executive Officer)
	Chief Executive Officer and Director	, 2023
Name:
	Co-Chief Financial Officer	, 2023
Name:	(Principal Accounting and Financial Officer)
	Co-Chief Financial Officer	, 2023
Name:	(Principal Accounting and Financial Officer)
	Director	, 2023
Name:

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in            , on            .

By:

Name:
Title: